

Notice of 2025 Annual Meeting of Shareholders

Tuesday, February 11, 2025
9:00 a.m., Eastern time



Dear
Shareholder

H.O. Woltz III
Chairman of the Board
January 2, 2025

> *"Thank you for your continued support and interest in Insteel Industries Inc."*

You are cordially invited to attend the 2025 Annual Meeting of Shareholders of Insteel Industries Inc. to be held February 11, 2025, at 9:00 a.m. Eastern time. The meeting will take place at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina.

The attached proxy statement and formal notice of the meeting describe the matters expected to be acted upon at the meeting. We urge you to review these materials carefully and to use this opportunity to take part in the Company's affairs by voting on the matters described in the proxy statement. At the meeting, we will also discuss our operations, fiscal year 2024 financial results and our plans for the future. Our directors and management team will be available to answer any questions you may have. We hope that you will be able to attend.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting, you are encouraged to vote as soon as possible to ensure that your shares are represented at the meeting. If you attend the meeting, you may elect to have your shares voted as instructed on the proxy card or you may withdraw your proxy at the meeting and vote your shares in person.

Thank you for your continued support and interest in Insteel Industries Inc.

Sincerely,



1373 Boggs Drive
Mount Airy, North Carolina 27030
(336) 786-2141

Notice of
Annual Meeting
of Shareholders

FEBRUARY 11, 2025

9:00 a.m., Eastern time

Cross Creek Country Club
1129 Greenhill Road
Mount Airy, North Carolina 27030

HOW TO VOTE:

Even if you plan to attend the Annual Meeting, we encourage you to provide your proxy as soon as possible using one of the following methods.



BY TELEPHONE
In the U.S. or Canada, you can authorize a proxy to vote your shares toll-free by calling 1-800-690-6903.



BY INTERNET
You can authorize a proxy to vote your shares online at www.proxyvote.com.



BY MAIL
You can authorize a proxy to vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the enclosed envelope.

Dear Shareholder:

At the Annual Meeting, we will ask you to:

1. Elect three nominees named in this proxy statement to the Board of Directors for terms expiring in 2028;

2. Approve, on an advisory basis, the compensation of our named executive officers;

3. Approve the Insteel Industries Inc. 2025 Equity Incentive Plan;

4. Ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for our 2025 fiscal year; and

5. Transact such other business, if any, as may properly be brought before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on December 11, 2024, are entitled to vote at the Annual Meeting and any adjournment or postponement thereof.

Whether or not you plan to attend the meeting, we urge you to authorize a proxy to vote your shares via the toll-free telephone number or over the Internet, as described in the enclosed materials. Alternatively, you may sign, date and mail the proxy card in the envelope provided.

Accompanying this proxy statement is a copy of our Annual Report for the year ended September 28, 2024, which includes a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

By Order of the Board of Directors

Elizabeth C. Southern

Elizabeth C. Southern
Vice President Administration,
Secretary and Chief Legal Officer
January 2, 2025
Mount Airy, North Carolina

Table
of Contents

Proxy Summary

This summary highlights certain information that is described in more detail elsewhere in this proxy statement. This summary does not contain all the information you should consider before voting on the issues at the 2025 Annual Meeting of Shareholders (the "Annual Meeting"), so we ask that you read the entire proxy statement carefully. Page references are provided to help you quickly find further information.

2025 Annual Meeting of Shareholders

Date and Time: February 11, 2025
9:00 a.m. Eastern time

Place: Cross Creek Country Club
1129 Greenhill Road
Mount Airy, NC 27030

Eligibility to Vote

You can vote at the Annual Meeting if you were a shareholder of record of our common stock at the close of business on December 11, 2024.

Governance Highlights

We are committed to high standards of corporate governance, and our Board of Directors (the "Board") is committed to acting in the long-term best interests of our shareholders. Our Nominating and Governance Committee continually reviews our policies and practices in light of recent trends in corporate governance, but with its primary focus on the long-term interest of shareholders. Below is a summary of our corporate governance highlights.

- Seven out of our eight directors are independent.
- Our independent Lead Director leads executive sessions of the independent directors, which are held in conjunction with each regularly scheduled Board meeting.
- We require that a nominee for director submit a resignation to the Board if he or she fails to receive an affirmative vote by a majority of the shares voted in an uncontested election.
- We maintain fully independent Audit, Executive Compensation and Nominating and Governance Committees.

- We have robust share ownership guidelines for directors and executive officers.
- Our directors and executive officers are prohibited from hedging our stock and are required to obtain prior approval of any pledge of our stock.
- We conduct annual Board, committee and Chief Executive Officer evaluations.
- Our Board participates in annual director education programs.
- We require prior approval of certain related party transactions and Audit Committee review of any such transactions.
- Our Board engages in regular succession planning for our Chief Executive Officer and key members of senior management.

> **Information about our corporate governance policies and practices can be found on pages 9-14.**

VOTING MATTERS

Proposal	Vote Required	Board Recommendation
Proposal 1: Election of three nominees to the Board of Directors	Plurality of Votes Cast*	FOR all nominees
Proposal 2: Advisory Vote on the compensation of our named executive officers	Majority of the Votes Cast	FOR
Proposal 3: Approval of the Insteel Industries Inc. 2025 Equity Incentive Plan	Majority of the Votes Cast	FOR
Proposal 4: Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for our 2025 fiscal year	Majority of the Votes Cast	FOR

*   *Although a director will be elected by a plurality of the votes cast, if an incumbent director receives an affirmative vote by less than a majority of the shares voted in an uncontested election (such as this one), such director is required to submit his or her resignation to the Board pursuant to our Board Governance Guidelines.*

Election of Directors

We typically elect approximately one-third of our directors each year to serve three-year terms. Our Board currently consists of eight directors. We are seeking the election of three director nominees: Blake K. Doyle, Jon M. Ruth and Joseph A. Rutkowski, each of whom have been nominated for three-year terms.

> **Information about our director nominees, continuing directors and executive officers can be found on pages 17-20.**

Advisory Vote on the Compensation of our Named Executive Officers

Our executive compensation program emphasizes performance-based compensation, so the amount of compensation paid to our executive officers varies significantly based on our financial performance. We are primarily focused on building long-term shareholder value. A significant portion of our executives' total compensation is composed of equity-based long-term incentive compensation, and we base the payment of annual cash bonuses on our return on capital, a metric that has been shown to be closely associated with long-term growth in shareholder value. Our compensation practices include:

✓ Robust share ownership guidelines;

✓ Double triggers in our change in control severance agreements;

✓ A mandatory clawback policy for incentive-based compensation awarded to executive officers;

✓ Significant vesting periods for equity awards;

✓ No significant perquisites;

✓ No employment agreements for our executive officers;

✓ Prohibition of hedging of our shares;

✓ Long-term incentives that are entirely equity-based;

✓ Prohibition of stock option repricing; and

✓ Engagement of an independent compensation consultant.

> **Information about our executive compensation program can be found in the "Compensation Discussion and Analysis" on pages 22-30 and in the compensation tables on pages 31-41.**

Approve the Insteel Industries Inc. 2025 Equity Incentive Plan

We are asking our shareholders to approve the Insteel Industries Inc. 2025 Equity Incentive Plan (the "2025 Plan"). If approved, the 2025 Plan will replace the 2015 Equity Incentive Plan of Insteel Industries Inc., as amended, which expires pursuant to its terms on February 17, 2025.

> **Information concerning the Insteel Industries Inc. 2025 Equity Incentive Plan can be found on pages 44-52.**

Ratify the Appointment of Grant Thornton LLP as our Independent Public Accounting Firm for Fiscal 2025

> **Information concerning our independent public accounting firm, including the fees we paid them in our fiscal years 2023 and 2024, and the Report of the Audit Committee, can be found on pages 53-54.**

Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on February 11, 2025:

The Notice of Annual Meeting of Shareholders, Proxy Statement and 2024 Annual Report are available at www.proxyvote.com.

This proxy statement is furnished in connection with the solicitation of proxies by our Board for use at the Annual Meeting to be held on February 11, 2025, at 9:00 a.m., Eastern time, and at any adjournments or postponements of the Annual Meeting. The Annual Meeting will take place at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina. This proxy statement, accompanying proxy card and the 2024 Annual Report, which includes a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC"), are first being mailed or made available to our shareholders on or about January 2, 2025.

This proxy statement summarizes certain information you should consider before you vote at the Annual Meeting. Whether or not you plan to attend the meeting, we urge you to authorize a proxy to vote your shares via the toll-free telephone number or over the Internet, as described in the enclosed materials. Alternatively, you may sign, date and return your proxy card by mail in the envelope provided.

In this proxy statement, Insteel Industries Inc. is generally referred to as "we," "our," "us," "Insteel Industries," "Insteel" or "the Company." The enclosed proxy card indicates the number of shares of Insteel common stock that you own as of the record date of December 11, 2024. In this proxy statement, outstanding Insteel common stock is sometimes referred to as the "Shares."

References to Website

Website addresses and hyperlinks are included for reference only. The information contained on or available through websites referred to and/or linked to in this proxy statement (other than the Company's website to the extent specifically referred to herein as required by SEC rules) is not part of this proxy solicitation and is not incorporated by reference into this proxy statement or any other proxy materials.

Corporate Governance Guidelines and Board Matters

The Board of Directors

Our bylaws provide that our Board will have not less than five nor more than ten directors, with the exact number to be established by the Board from time to time. Our Nominating and Governance Committee annually considers and makes recommendations to the Board regarding whether the size of the Board is optimal, given its workload, the committees on which directors serve and the Company's size and complexity. In furtherance of continued Board refreshment, in December 2024 the Nominating and Governance Committee recommended, and the Board approved, an expansion of the size of the Board from seven to eight directors and the appointment of Blake K. Doyle to fill the resulting vacancy. We believe that the current size of the Board is appropriate for our Company.

The Board is elected by and responsible to the shareholders of the Company. The Board oversees our business affairs and monitors the performance of management. In accordance with basic principles of corporate governance, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Chairman, our independent Lead Director,

key executive officers and our principal external advisers (legal counsel, auditors, investment bankers and other consultants), by reading reports and other materials that are sent to them and by participating in Board and committee meetings. In carrying out its responsibilities, the Board reviews and assesses Insteel's long-term strategy and its strategic, competitive and financial performance.

In fiscal 2024, our Board met four times and also held regularly scheduled executive sessions without management, presided over by our independent Lead Director. In addition, during fiscal 2024 our Audit Committee met four times, our Executive Compensation Committee met twice and our Nominating and Governance Committee met three times. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the Committees on which they serve. All of our directors who were directors at the time attended our 2024 Annual Meeting of Shareholders. In fiscal 2024, each director also attended over 75% of the meetings of the Board and of each committee during the period that each such director served on the Board or such committee.

Director Independence

Our Board Governance Guidelines provide that the Company's Board will have a majority of directors who meet the criteria for independence required by the New York Stock Exchange ("NYSE") and any other applicable regulatory requirement. The Board has determined that seven of the eight current members of our Board, Abney S. Boxley III, Blake K. Doyle, Anne H. Lloyd, W. Allen Rogers II, Jon M. Ruth, Joseph A. Rutkowski and G. Kennedy Thompson, are independent under NYSE listing standards. Our Chairman and Chief Executive Officer, H.O. Woltz III, is currently our only non-independent director. In determining director independence, the Board did not discuss, and was not aware of, any related person transactions, relationships or arrangements that existed with respect to any of these directors.

Our Audit Committee charter requires that each of the members of the Audit Committee be an independent director under NYSE listing standards and meet the enhanced standards of independence applicable to audit committee members under applicable SEC rules. The Board has determined that each of the current members of our Audit Committee and those serving during our 2024 fiscal year meets such standards. The Board has also determined that all of the members of the Audit Committee

are financially literate and that each of Ms. Lloyd, Mr. Rogers and Mr. Thompson qualifies as an "audit committee financial expert" under applicable SEC rules.

Our Executive Compensation Committee charter requires that all of the members of the Executive Compensation Committee be independent under NYSE listing standards, including the enhanced independence requirements applicable to compensation committee members and "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has determined that each of the current members of our Executive Compensation Committee and those serving during our 2024 fiscal year is an independent director under NYSE listing standards and a non-employee director within the meaning of Rule 16b-3 under the Exchange Act.

Our Nominating and Governance Committee's charter requires that all of the members of the Nominating and Governance Committee be independent under NYSE listing standards. The Board has determined that each of the current members of our Nominating and Governance Committee and those serving during our 2024 fiscal year is an independent director under NYSE listing standards.

Board Leadership Structure

Our Board leadership structure consists of:

- Chairman of the Board and Chief Executive Officer: H.O. Woltz III;
- independent Lead Director: W. Allen Rogers II; and
- fully independent Audit, Executive Compensation and Nominating and Governance Committees.

Our Board Governance Guidelines provide that the position of Chairman of the Board may be combined with the position of Chief Executive Officer at the discretion of the Board, in which case the Board will designate an independent Lead Director. The Board believes it is in the best interests of our Company to make this determination from time to time based on the position and direction of our Company and the constitution of the Board and management team rather than based on any self-imposed requirement.

Mr. Woltz has served as our Chief Executive Officer since 1991 and as Chairman of the Board since 2009. In connection with that decision, the Board created the position of Lead Director. Mr. Rogers has served as Lead Director since 2009. The Board believes that Mr. Woltz's service as both Chairman of the Board and Chief Executive Officer puts him in the best position to execute our business strategy and business plans to maximize shareholder value. Because Mr. Woltz has primary management responsibility with respect to the day-to-day business operations of the Company, he is best able to ensure that regular meetings of the Board are focused on the most important issues facing us at any given time. Our Board leadership structure also demonstrates to all our stakeholders (shareholders, employees, customers and communities around the country) that we are under strong leadership, with Mr. Woltz setting the tone and having primary management responsibility.

The Lead Director and other independent directors actively oversee Mr. Woltz's management of our operations and strategy execution. They take an active role in overseeing Insteel's management and key issues related to strategy, risk, integrity, compensation and governance. For example, only independent directors serve on the Audit Committee, Executive Compensation Committee and Nominating and Governance Committee. Non-management and independent directors regularly hold executive sessions outside the presence of the Chief Executive Officer and other Insteel employees. Finally, as detailed below, the Lead Director has many important duties and responsibilities that enhance the independent oversight of management.

The Lead Director chairs all meetings of the independent directors in executive session and also has other authority and responsibilities, including:

- presiding at all meetings of the Board of Directors in the absence of, or upon the request of, the Chairman of the Board;
- advising the Chairman of the Board regarding the agendas for meetings of the Board of Directors;
- calling meetings of non-management and/or independent directors;
- advising the Chief Executive Officer, as appropriate, on issues discussed at executive sessions of non-management and/or independent directors; and
- serving as principal liaison between the non-management and/or independent directors, as a group, and the Chief Executive Officer, as necessary.

We believe our Board's leadership structure is best suited to the needs of the Company and that the strength of our independent Lead Director position, the number and strength of our independent directors and our overall governance practices minimize any potential risks of combining the roles of Chairman of the Board and Chief Executive Officer.

Committees of the Board

Our Board has three standing committees: the Audit Committee, the Executive Compensation Committee and the Nominating and Governance Committee. The following is a list of committee memberships, which is accompanied by a description of each committee. The directors who are nominated for election as directors at the Annual Meeting will, if re-elected, retain the committee memberships described in the following list immediately following the Annual Meeting, and the chairs of each committee will also remain the same.

Committee Membership		
Audit Committee	**Executive Compensation Committee**	**Nominating and Governance Committee**
Blake K. Doyle	Abney S. Boxley III	Abney S. Boxley III*
Anne H. Lloyd	Anne H. Lloyd	W. Allen Rogers II
W. Allen Rogers II	Jon M. Ruth*	Jon M. Ruth
G. Kennedy Thomson*	Joseph A. Rutkowski	Joseph A. Rutkowski
	G. Kennedy Thompson	

*   *Committee Chair*

The Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight of:

- the integrity of our financial statements, financial reporting process and systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of our internal audit function and independent auditor.

As part of these responsibilities, the Audit Committee:

- appoints, retains and oversees the Company's independent auditor;
- preapproves all audit and non-audit engagements and related fees and terms with the Company's independent auditor;

- reviews with the independent auditor and management all major accounting policy matters involved in the preparation of interim and annual financial reports with corporate management and any deviations from prior practice; and
- reviews and discusses management's evaluation of the adequacy of disclosure controls and procedures and internal control over financial reporting.

Under SEC rules and the Audit Committee's charter, the Audit Committee must prepare a report that is to be included in our proxy statement relating to the Annual Meeting of Shareholders or our Annual Report on Form 10-K. This report is provided under "Report of the Audit Committee" on page 54. In addition, the Audit Committee reviews and discusses our annual audited financial statements and quarterly financial statements with management and the independent auditor and recommends, based on its review, that the Board include the annual financial statements in our Annual Report on Form 10-K.

The Executive Compensation Committee

The Executive Compensation Committee is responsible for:

- reviewing and approving, for the Chief Executive Officer and other executive officers, annual base salary, annual incentive opportunity, long-term incentive opportunity and corporate goals and objectives applicable to compensation;
- annually evaluating our Chief Executive Officer's performance in light of applicable goals and objectives;
- reviewing and making recommendations to the Board with respect to the compensation of non-management directors;
- reviewing, approving and administering our incentive compensation plans and equity-based compensation plans, including the sole authority for making awards under such plans;

- determining stock ownership guidelines for the executive officers and directors and monitoring compliance with such guidelines and administering our clawback policy;
- reviewing the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking;
- reviewing the results of any shareholder advisory votes regarding our executive compensation and recommending to the Board how to respond to such votes; and
- recommending to the Board whether to have an annual, biannual or triennial shareholder advisory vote regarding executive compensation.

The Executive Compensation Committee is also responsible for preparing a report on executive compensation that is to be included in our proxy statement relating to our Annual Meeting. This report is provided under "Executive Compensation Committee Report" on page 30.

The Nominating and Governance Committee

The Nominating and Governance Committee is responsible for:

- developing and recommending to the Board criteria for identifying and evaluating candidates for the Board, including standards for assessing independence;
- identifying and screening candidates and/or directors based on the Board's criteria when evaluating whether individuals are qualified for nomination or re-nomination to the Board;
- recommending candidates to the Board either to stand for election at the next meeting of the Company's shareholders or for appointment to the Board in the event of a vacancy on the Board;
- reviewing the appropriate size of the Board, the requisite skills and characteristics of its members and the Board's committee structure and membership;

- reviewing the Company's Board Governance Guidelines and overall corporate governance policies and recommending any changes to the Board for its review and approval;
- reviewing and making recommendations to the Board concerning the Company's Code of Business Conduct and Ethics; and
- developing and recommending to the Board for its review and approval an annual self-assessment process and overseeing such process.

The Nominating and Governance Committee also reviews and provides guidance with respect to the Company's strategy, programs and initiatives related to environmental, social and governance ("ESG") matters.

Risk Oversight

The Board as a whole is ultimately responsible for the oversight of our risk management function, including strategic, operational and competitive risks, as well as risks related to crisis management and executive succession issues. The Board has delegated oversight of certain risks to its committees. The Audit Committee oversees our policies and processes related to our financial statements and financial reporting, risks relating to our capital, credit and liquidity status and related person transactions. The Executive Compensation Committee oversees risks related to our compensation programs and structure, including our ability to motivate and retain talented executives and other employees. The Nominating and Governance Committee oversees risks related to our governance structure and succession planning for Board membership. Management of Insteel undertakes, and the Board reviews and discusses, an annual assessment of our risks on an enterprise-wide basis. We conduct a rigorous enterprise risk management program that is updated regularly and is designed to bring to the Board's attention our most material risks for evaluation, including strategic, operational, financial, sustainability, cybersecurity, legal and regulatory risks.

Process for Identifying and Evaluating Director Candidates

The Nominating and Governance Committee is responsible for developing and recommending to the Board criteria for identifying and evaluating candidates to serve as directors, as well as for screening potential director candidates and recommending qualified candidates to the full Board for nomination. The Nominating and Governance Committee believes that Insteel benefits by fostering a mix of experienced directors with a deep understanding of our industry, including its highly cyclical nature, and who will represent the long-term interests of our shareholders. In evaluating potential director candidates, the Nominating and Governance Committee considers the following qualifications:

- independence;
- leadership experience;
- business and financial experience;
- familiarity with our industry, customers and suppliers;
- personal and professional ethics and integrity;
- diversity of talents, backgrounds and perspectives;
- judgment;
- other company board or management relationships;
- existing time commitments; and
- NYSE and other regulatory requirements for the Board and its committees.

We do not have a standalone policy regarding diversity in the nomination process; however, the Board seeks to ensure that its membership consists of directors who have diverse backgrounds, professional experience, education, skills, viewpoints and other individual qualities and attributes that are relevant to our business. In applying these criteria, the Nominating and Governance Committee and the Board believe that diversity of these individual qualities and attributes contribute to an active, effective Board. The Nominating and Governance Committee evaluates the effectiveness of its activities in this area through its annual review of Board composition, which considers whether the current composition of the Board adequately reflects the balance of qualifications discussed above, including diversity, prior to recommending nominees for election.

The Nominating and Governance Committee annually considers and makes recommendations to the Board regarding the optimal size of the Board, given its workload, the committees on which directors serve and the Company's size and complexity. In December 2024, the Nominating and Governance Committee recommended, and the Board approved, an expansion of the size of our Board from seven to eight directors and the appointment of Blake K. Doyle to fill the resulting vacancy. As a small-cap company that is strategically focused on narrow markets, the Nominating and Governance Committee feels the current size of our Board - eight directors - is in the best interests of shareholders. As currently constituted, our Board of Directors is agile, entirely capable of representing the interests of shareholders and cost effective. As future Board vacancies occur, the Nominating and Governance Committee is committed to sourcing a diverse slate of qualified director nominees for consideration.

Any recommendation submitted by a shareholder to the Nominating and Governance Committee should include information relating to each of the required qualifications for the potential candidate along with the other information specified in our bylaws for shareholder nominations. The Nominating and Governance Committee applies the same standards in evaluating candidates submitted by shareholders as it does in evaluating candidates submitted by other sources. Suggestions regarding potential director candidates, together with the required information described above, should be submitted in writing to Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030, Attention: Secretary. Shareholders who want to directly nominate a director for consideration at next year's annual meeting of shareholders should refer to the procedures described under "Shareholder Proposals for the 2026 Annual Meeting" on page 61.

Communicating with our Board of Directors

Any shareholders or interested parties who wish to communicate directly with our Board, with our non-management directors as a group or with our Lead Director, may do so by writing to Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030, Attention: Secretary. Shareholders or other interested parties also may communicate with members of the Board by sending an e-mail to our Secretary at secretary@insteel.com. To ensure proper handling, any mailing envelope or e-mail containing the communication intended for the Board must contain a clear notation indicating that the communication is a "Shareholder/Board Communication" or an "Interested Party/Board Communication."

We screen mail addressed to our Board for security purposes and to ensure that it relates to discrete business matters that are relevant to the Company. As part of that process, our Secretary reviews all such correspondence and regularly forwards to the Board copies of all correspondence that, in her opinion, deals with the functions of the Board or its Committees or that she otherwise determines requires their attention. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate material will not be forwarded to our directors.

Code of Business Conduct

Our Code of Business Conduct and Ethics (the "Code of Conduct"), which serves as our code of ethics, applies to all directors and officers and other employees of the Company and its subsidiaries. We adopted the Code of Conduct to help employees, officers and directors understand our standard of ethical business practices and to promote awareness of ethical issues that may be encountered in carrying out their responsibilities. Any waiver of applicable requirements in the Code of Conduct that is granted

to any of our directors, to our principal executive officer, to any of our senior financial officers (including our principal financial officer, principal accounting officer or controller) or to any other person who is an executive officer of Insteel requires the approval of the Board. Any such waiver of or amendment to the Code of Conduct will be disclosed on our corporate website, www.insteel.com, or in a Current Report on Form 8-K.

Insider Trading Policy

We have adopted insider trading policies and procedures applicable to our directors, officers and employees, and have implemented processes that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, including applicable listing standards. Our Insider Trading Policy (the "Insider Trading Policy") prohibits engaging in transactions in Insteel securities while in possession of material nonpublic information about us and it prohibits trading on material nonpublic information regarding any other company learned in the course of working for us. The Insider Trading Policy also prohibits our employees from disclosing material, nonpublic information of Insteel, or another publicly traded company, to others who may trade on the basis of that information. The Insider Trading Policy requires that directors and executive officers of the Company only transact in Insteel securities during an open window period, subject

to limited exceptions. In addition, certain officers of the Company are required to obtain approval in advance of transactions in Insteel securities. The Insider Trading Policy expressly prohibits our directors and executive officers from engaging in the following activities with respect to our securities: short sales, transactions (such as prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of Insteel securities and trading in put options, call options or other derivative securities in which Insteel securities are the underlying security. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy, a copy of which can be found as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 28, 2024.

Corporate Responsibility

We are committed to operating our business responsibly and creating long-term value for our shareholders. We fulfill our commitment to creating long-term value by striving to operate our business in a sustainable way, since long-term success requires that we maintain a healthy and satisfied workforce, protect the environment of the communities in which we operate and conserve natural resources.

Our Board and its committees review with management our programs related to maintenance of safe operations of our workforce, management succession, compensation and benefits, compliance with legal and regulatory requirements, compliance with our Code of Conduct and other topics relevant to the responsible and sustainable operation of the Company. Safe operations with zero harm to employees, the environment and Company assets is a key goal and is the first item covered at our meetings of senior management and in each business operations report that management provides at Board meetings. While we are proud that we maintain an Occupational Safety and Health Administration (OSHA) recordable injury average significantly lower than the average for our industry, we continually strive to attain our goal of zero harm.

For additional information on our approach to environmental and human capital matters, please see our website at www.insteel.com and our Annual Report on Form 10-K for fiscal 2024.

Availability of Bylaws, Board Governance Guidelines, Code of Conduct and Committee Charters

Our bylaws, Board Governance Guidelines, Code of Conduct, Audit Committee Charter, Executive Compensation Committee Charter and Nominating and Governance Committee Charter are available on our website at https://investor.insteel.com/corporate-governance/governance-documents, and in print to any shareholder upon written request to our Secretary.

Security Ownership of Certain Beneficial Owners

On the record date, December 11, 2024, to our knowledge, no one other than the shareholders listed below beneficially owned more than 5% of the outstanding shares of our common stock.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Shares
BlackRock, Inc. and affiliates[1] 55 East 52nd Street New York, NY 10055	3,422,661	17.6%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	1,287,145	6.6%
Dimensional Fund Advisors LP[3] Building One 6300 Bee Cave Road Austin, TX 78746	1,239,317	6.4%

(1) *Based upon information set forth in a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 19, 2024, reporting sole power to vote or direct the vote of 3,384,622 shares and sole power to dispose or direct the disposition of 3,422,661 shares. In its Schedule 13G/A, BlackRock, Inc. reported that the interest of iShares Core S&P Small-Cap ETF in the specified shares is more than 5% of the outstanding shares of our common stock.*

(2) *Based upon information set forth in a Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024 reporting shared power to vote or direct the vote of 16,635 shares, sole power to dispose or direct the disposition of 1,253,535 shares and shared power to dispose or direct the disposition of 33,610 shares.*

(3) *Based upon information set forth in a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 9, 2024, reporting that it or its subsidiaries may possess sole power to vote or direct the vote of 1,218,032 shares and sole power to dispose or direct the disposition of 1,239,317 shares. Dimensional Fund Advisors LP and its subsidiaries disclaimed beneficial ownership of such shares.*

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of our common stock, beneficially owned on December 11, 2024, the record date, by each of our directors, each of our named executive officers, and by all directors and executive officers as a group. The table also shows the number of restricted stock units ("RSUs") held by each individual and the number of shares of our common stock that each individual had the right to acquire by exercise of stock options within 60 days after the record date. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to this table and under applicable community property laws, each shareholder named in the table has sole voting and dispositive power with respect to the shares set forth opposite the shareholder's name. The address of all listed shareholders is c/o Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030.

Name of Beneficial Owner	Number of Shares of Common Stock	RSUs[1]	Options Exercisable Within 60 days	Total	%
Abney S. Boxley III	16,572	2,158	—	16,572	*
Blake K. Doyle	—	—	—	—	*
Anne H. Lloyd	8,790	2,158	—	8,790	*
W. Allen Rogers II	91,306	2,158	—	91,306	*
Jon M. Ruth	20,098	2,158	—	20,098	*
Joseph A. Rutkowski	19,693	2,158	—	19,693	*
G. Kennedy Thompson	29,256	2,158	—	29,256	*
H. O. Woltz III[2]	667,156	34,502	141,059	808,215	4.1
Scot R. Jafroodi	41,678	9,696	36,344	78,022	*
Elizabeth C. Southern	—	4,673	1,878	1,878	*
Richard T. Wagner	42,158	12,501	22,925	65,083	*
James R. York	5,686	6,819	25,549	31,235	*
All Directors and Executive Officers as a Group (12 Persons)	942,393		227,755	1,170,148	6.0

(1) The economic terms of RSUs are substantially similar to shares of restricted stock. However, because shares of restricted stock carry voting rights while RSUs do not, pursuant to SEC rules shares of restricted stock would be included in the "Total" column, while RSUs are not so included. We show them here because we believe it provides additional information to our shareholders regarding the equity interests our executive officers and directors hold in the Company.

(2) Includes 190,610 shares held in various trusts for which Mr. Woltz serves as co-trustee. Mr. Woltz shares voting and investment power for these shares. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in them.

(*) Less than 1%.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and greater than 10% owners to report their beneficial ownership of our common stock and any changes in that ownership to the SEC, on forms prescribed by the SEC. Specific dates for such reporting have been established by the SEC, and we are required to report in our proxy statement any failure to file such report by the established dates during the last fiscal year. Based upon our review of the copies of such forms furnished to us for the year ended September 28, 2024, and information provided to us by our directors, officers and ten percent shareholders, we believe that all forms required to be filed pursuant to Section 16(a) were filed on a timely basis, with the exception of one late Form 4 filing by Mr. Woltz related to a gift of our common stock in December 2023.

Item Number One Election of Directors

Introduction

Our bylaws provide that our Board will have between five and ten directors, with the exact number to be determined from time to time by the Board. In furtherance of continued Board refreshment, in December 2024 the Nominating and Governance Committee recommended, and the Board approved, an expansion of the size of the Board from seven to eight directors and the appointment of Blake K. Doyle to fill the resulting vacancy. Our bylaws also provide for directors to be divided into three classes serving staggered three-year terms, with each class to be as nearly equal in number as possible. Mr. Ruth and Mr. Rutkowski are currently serving three-year terms that will expire at the Annual Meeting, and Ms. Blake was appointed to serve a term expiring at the Annual Meeting.

If Ms. Blake, Mr. Ruth and Mr. Rutkowski are re-elected by our shareholders, they will serve additional three-year terms expiring at the 2028 Annual Meeting of Shareholders.

It is not contemplated that any of Ms. Blake, Mr. Ruth or Mr. Rutkowski will be unable or unwilling to serve, but if that should occur, proxy holders may vote for the election of such other person or persons to serve as a director as the Board may recommend. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy until the expiration of such director's term.

Vote Required

The election of directors will be determined by a plurality of the votes cast at the Annual Meeting. This means that the three nominees receiving the highest number of "FOR" votes will be elected as directors. However, pursuant to the charter of our Board Governance Guidelines, a nominee who receives the affirmative vote of less than a majority of the votes cast in an uncontested election is required to submit his or her resignation to the Board. Shareholders cannot cumulate votes in the election of directors.

Board Recommendation

✓ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THE ELECTION OF THESE THREE NOMINEES.

Information Regarding Nominees, Continuing Directors and Executive Officers

We have set forth below certain information regarding our nominees for director, our continuing directors and our executive officers. The age shown for each such person is his or her age on December 11, 2024, our record date.

	Age	Director Since	Audit Committee	Executive Compensation Committee	Nominating and Governance Committee	Independent
Abney S. Boxley III	66	2018		✓	👤	Y
Blake K. Doyle	44	2024	✓			Y
Anne H. Lloyd	63	2019	✓	✓		Y
W. Allen Rogers II	78	1986	✓		✓	Y
Jon M. Ruth	69	2016		👤	✓	Y
Joseph A. Rutkowski	69	2015		✓	✓	Y
G. Kennedy Thompson	74	2017	👤	✓		Y
H. O. Woltz III	68	1986				N

👤 Chair

Nominees for Director with terms expiring at the 2025 Annual Meeting

BLAKE K. DOYLE

Age 44
Director since: December 6, 2024
INDEPENDENT

Ms. Doyle is currently a Managing Director at Chevy Chase Trust Company ("Chevy Chase Trust"), a Maryland-based investment firm, a position she has held since 2016. In her role as Head of Institutional Sales and Head of Product Development, she is responsible for institutional client sales and coverage and firm-wide product development. Prior to joining Chevy Chase Trust, Ms. Doyle was a Managing Director at Height Securities, LLC, an investment bank and research firm where she was head of Institutional Sales and Capital Markets. Earlier in her career, she worked in institutional equity sales and research at FBR Capital Markets and at the Audax Group. Our Board determined that she should continue to serve as director because of extensive experience in capital markets and her work in institutional investor outreach.

Committee Memberships:

- Audit Committee

JON M. RUTH

Age 69
Director since: April 1, 2016
INDEPENDENT

Mr. Ruth retired from Cargill Incorporated ("Cargill"), a global provider of food, agricultural, industrial and financial products and services in 2015, following 35 years of service to Cargill. Mr. Ruth served in various senior executive positions with Cargill, most recently as Vice President leading its SAP enterprise resource planning implementation across its businesses in Europe and North America from 2005 to 2015, as a director of North Star BlueScope Steel, a joint venture between Cargill and BlueScope Steel from 2004 to 2015, and as President of North Star Steel from 2003 to 2005. Our Board determined that he should continue to serve as director because of his extensive experience as a senior executive of a large multi-national company with specific experience in the steel industry.

Committee Memberships:

- Executive Compensation Committee (Chair)
- Nominating and Governance Committee

JOSEPH A. RUTKOWSKI

Age 69
Director since: September 18, 2015
INDEPENDENT

Mr. Rutkowski has been a Principal at Winyah Advisors LLC, a management consulting firm, since 2010. Previously, Mr. Rutkowski spent 21 years at Nucor Corporation ("Nucor"), the largest steel producer in the United States. Mr. Rutkowski began his career with Nucor in 1989, most recently serving as Executive Vice President of Business Development, International and North America, for Nucor from 1998 until his retirement in 2010. He served as Vice President of Nucor from 1993 to 1998 and previously as General Manager of a number of Nucor steel mills. Our Board determined that he should continue to serve as a director because of his extensive background as a senior executive in the steel industry and because he also contributes his experience as a current director of Cenergy Holdings S.A., and Viohalco, S.A., both Belgian public companies, and as a former director of Cleveland Cliffs, Inc., a U.S. public company.

Committee Memberships:

- Executive Compensation Committee
- Nominating and Governance Committee

Current Directorships:

- Cenergy Holdings S.A.
- Viohalco S.A.

Continuing Directors with terms expiring at the 2026 Annual Meeting

ABNEY S. BOXLEY III

Age 66
Director since: April 1, 2018
INDEPENDENT

Mr. Boxley served as President and Chief Executive Officer of Boxley Materials Company from 1988 through its acquisition by Summit Materials Inc. ("Summit Materials") in 2016 and continuing until 2018. Mr. Boxley then served as Summit Materials' Regional Vice President and later as its Executive Vice President until his retirement in 2021. He currently serves as a consultant to Summit Materials and as President of Boxley Family, LLC and Chairman of Boxley Ready Mix, LLC, both private companies. In addition to our Board, Mr. Boxley serves on the boards of two other public companies: Pinnacle Financial Partners, Inc. and RGC Resources, Inc., as well as on a number of non-profit boards. Our Board determined that Mr. Boxley should continue to serve as a director because of his in-depth knowledge of the construction aggregates business, a business that is related to ours, and because he brings to our Board his experience as a Chief Executive Officer of a substantial business enterprise and his experience as a director of two other public companies.

Committee Memberships:

- Executive Compensation Committee
- Nominating and Governance Committee (Chair)

Current Directorships:

- Pinnacle Financial Partners, Inc.
- RGC Resources, Inc.

W. ALLEN ROGERS II

Age 78
Director since: February 4, 1986
INDEPENDENT

Mr. Rogers has been a partner in Peter Browning Partners, LLC, a provider of advisory services to public company boards, since 2014. He was a principal of Ewing Capital Partners, an investment banking firm which he co-founded, from 2003 until 2022. During 2002 and 2003, he was a Senior Vice President of Intrepid Capital Corporation, an investment banking and asset management firm. From 1998 until 2002, Mr. Rogers was President of Rogers & Company, Inc., a private investment banking boutique. From 1995 through 1997, Mr. Rogers served as a Managing Director of KPMG BayMark Capital LLC, and the investment banking practice of KPMG. Mr. Rogers served as Senior Vice President – Investment Banking of Interstate/Johnson Lane Corporation from 1986 to 1995 and as a member of that firm's Board of Directors from 1990 to 1995. Mr. Rogers serves as our independent Lead Director. Our Board determined that Mr. Rogers should continue to serve as a director due to his expertise in public capital markets, investment banking and finance, some of which is attributable to his participation as an investment banker in our initial public offering, as well as his expertise in public company governance.

Committee Memberships:

- Audit Committee
- Nominating and Governance Committee

ANNE H. LLOYD

Age 63
Director since: April 16, 2019
INDEPENDENT

Ms. Lloyd served as Executive Vice President and Chief Financial Officer of Martin Marietta Materials, Inc. ("Martin Marietta"), a publicly traded global supplier of building materials, from 2005 until her retirement in 2017. She joined Martin Marietta in 1998 as Vice President and Controller and was named Chief Accounting Officer in 1999. Ms. Lloyd currently serves as a director of Highwoods Properties, Inc. and as a director and non-executive chair of James Hardie Industries p.l.c. We believe that Ms. Lloyd should continue to serve as a director because of her financial expertise, her deep knowledge of the construction aggregates business, a business that is related to ours, and because of her extensive public-company experience, including as a director of two other public companies.

Committee Memberships:

- Audit Committee
- Executive Compensation Committee

Current Directorships:

- Highwoods Properties, Inc.
- James Hardie Industries p.l.c.

Continuing Directors with terms expiring at the 2027 Annual Meeting

H. O. WOLTZ III

Age 68
Director since: February 4, 1986

Mr. Woltz is our Chairman, President and Chief Executive Officer, having been employed by us and our subsidiaries in various capacities since 1978. He was named President and Chief Operating Officer in 1989, Chief Executive Officer in 1991 and Chairman of the Board in 2009. He served as our Vice President from 1988 to 1989 and as President of Rappahannock Wire Company, formerly a subsidiary of our Company, from 1981 to 1989. He also serves as President of Insteel Wire Products Company, a current subsidiary of our Company. Mr. Woltz served as President of Florida Wire and Cable, Inc., also formerly a subsidiary of our Company, until its merger with Insteel Wire Products Company in 2002. He has been employed by us for 46 years and has been our President for 35 years. Our Board determined that he should continue to serve as a director because he has an intimate knowledge of our products, manufacturing processes, customers and markets, and draws on that knowledge to provide the Board with detailed analysis and insight regarding the Company's performance as well as extensive knowledge of our industry.

G. KENNEDY ("KEN") THOMPSON

Age 74
Director since: September 6, 2017
INDEPENDENT

Mr. Thompson retired in 2019 from Aquiline Capital Partners LLC, a private equity firm investing in the global financial services sector where he had been a partner since 2009. Prior to joining Aquiline, Mr. Thompson was Chairman, President and Chief Executive Officer of Wachovia Corporation, a publicly traded regional bank from 1999 to 2008. Previously, Mr. Thompson was the chairman of The Clearing House, The Financial Services Roundtable and the Financial Services Forum. He is a former president of the International Monetary Conference and was also president of the Federal Advisory Council of the Federal Reserve Board. Mr. Thompson currently serves as a director of two other publicly traded companies: LendingTree, Inc. and Pinnacle Financial Partners, Inc. We determined Mr. Thompson should continue to serve as a director because of his financial expertise, public company leadership experience and executive management experience.

Committee Memberships:

- Executive Compensation Committee
- Audit Committee (Chair)

Current Directorships:

- LendingTree, Inc.
- Pinnacle Financial Partners, Inc.

Executive Officers

In addition to Mr. Woltz, listed below are our other executive officers. Each of our executive officers is elected annually by the Board to serve until his or her successor is elected and qualifies or until his or her death, resignation or removal. No family relationship exists between any of our directors or executive officers.

Scot R. Jafroodi, 55, currently serves as Insteel's Vice President, Chief Financial Officer and Treasurer and has served in various capacities with the Company since 2005. From 2020 to 2023, he served as Vice President, Corporate Controller and Chief Accounting Officer. He previously held the role of Corporate Controller and Chief Accounting Officer from 2007 to 2020 and Corporate Controller from 2005 to 2007. Before joining us, he was a Senior Manager at BDO Seidman, LLP from 2003 through 2005 and, prior to that, had been employed for ten years at Deloitte & Touche USA, LLP, most recently as a Senior Manager. Mr. Jafroodi earned a Bachelor of Science in business administration and a Master of Science in accounting degree from Appalachian State University. Mr. Jafroodi is a certified public accountant in the State of North Carolina.

Elizabeth C. Southern, 43, has served as Insteel's Vice President Administration, Secretary and Chief Legal Officer since 2023. From 2012 to 2023, she served in various senior management roles with Hanesbrands Inc., a publicly held apparel company, including Deputy General Counsel and Assistant Secretary and Vice President, Human Resources. Earlier in her career, Ms. Southern was an associate attorney at Womble Bond

Dickinson (US) LLP. She earned a Bachelor of Arts degree from the University of North Carolina at Chapel Hill and a law degree from the University of Texas.

Richard T. Wagner, 65, has served as Insteel's Senior Vice President and Chief Operating Officer since 2020. He joined us in 1992 and has served as Vice President and General Manager of the Concrete Reinforcing Products Business Unit of our subsidiary, Insteel Wire Products Company, since 1998. He was appointed Vice President of Insteel in 2007. From 1977 until 1992, Mr. Wagner served in various positions with Florida Wire and Cable, Inc., a manufacturer of prestressed concrete strand and galvanized strand products, which was later acquired by us in 2000. He earned a Bachelor of Business Administration degree from the University of North Florida.

James R. York, 66, has served as Insteel's Senior Vice President, Sourcing and Logistics since 2020 and as Vice President, Sourcing and Logistics since joining us in 2018. Prior to Insteel, he served in various senior management roles with Leggett & Platt, a publicly held manufacturer of diversified engineered products, from 2002 to 2018, including Group President-Rod and Wire Products, Unit President-Wire Products and Unit President-Specialty Products. Mr. York served in a range of leadership positions at Bekaert Corporation, A U.S. subsidiary of N.V. Bekaert A.S. of Belgium, from 1983 to 2002. He earned a Bachelor of Science degree from the University of Missouri.

Item Number Two Advisory Vote on the Compensation of our Named Executive Officers

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to hold a "Say-on-Pay" vote at least every three years. In light of the vote of the shareholders at our 2023 Annual Meeting of Shareholders, we determined to continue to hold Say-on-Pay votes annually. At our 2024 Annual Meeting of Shareholders, our shareholders approved the compensation of Insteel's named executive officers ("NEOs") with over 94% support.

As described in detail under the heading "Executive Compensation – Compensation Discussion and Analysis," we design our executive officer compensation programs to attract, motivate and retain the key executives who drive our success and to align the interests of our executive officers with the interest of our shareholders. We are committed to "pay for performance," meaning that a substantial proportion of our executive officer compensation is variable and will be determined based on our performance. In addition, we design our executive compensation to encourage long-term commitment by our executive officers to Insteel.

Please read the "Executive Compensation" section of this proxy statement, which includes our Compensation Discussion and Analysis, NEO compensation tables and related narrative discussion and describes in detail our compensation programs and policies for our NEOs and the decisions made by our Executive Compensation Committee for fiscal 2024. Highlights of our NEO compensation programs and policies are as follows:

- We closely monitor the compensation programs of companies of similar size and similar industries, with the objective of providing total compensation opportunities to our executive officers that are near the median of our peer group.

- To motivate our executive officers and to align their interests with those of our shareholders, we provide annual incentives which are designed to reward our executive officers for the attainment of short-term goals and long-term incentives, which are designed to reward them for increases in our shareholder value over time.

- We provide executive officers with long-term incentives in the form of stock options and RSUs. These equity-based awards, which vest over a period of three years (except in the case of retirement, death or disability), link compensation with the long-term price performance of our stock and also provide a substantial retention incentive.

- After consultation with our independent compensation consultant, we believe that while our long-term incentives may be viewed as less performance-based than those of our peers because they do not include performance contingent vesting, our annual incentive plan is generally more performance-based than plans of our peers, and therefore, taken as a whole, our compensation program is appropriately tied to Company performance. We also believe that time-based vesting of equity awards is appropriate due to the cyclicality of our business and volatility of our financial results.

- We have entered into change in control severance agreements with each of our executive officers. These agreements provide certain benefits in the event of certain terminations following a change in control, also known as a "double-trigger" requirement. We do not provide for tax gross-up payments on any severance payments that would be made in connection with a change in control.

- We do not provide significant perquisites to our executive officers.

- We have a clawback policy to recoup performance-based incentive compensation.

- We have a policy prohibiting our executive officers from entering into financial transactions designed to hedge or offset any decrease in the market value of our stock. This policy also requires our executive officers to disclose to the Board any intention to enter into a transaction involving the pledge of our stock as collateral to secure personal loans.

We are requesting shareholder approval of the compensation of our NEOs as disclosed in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our executive officers' compensation. The vote is not intended to address any specific item of compensation but rather the overall compensation of our executive officers and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is an advisory vote which is not binding on us. However, the Board and our Executive Compensation Committee value the opinions expressed by shareholders in their vote on this proposal and will carefully consider the outcome of the vote when making future compensation decisions with respect to our executive officers.

Board Recommendation

⊘ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

Executive Compensation

Compensation Discussion and Analysis

I. Executive Summary

Introduction

This section of our proxy statement provides you with a description of our executive compensation policies and programs, the decisions made by our Executive Compensation Committee (the "Committee") regarding fiscal 2024 compensation for our NEOs and the factors that were considered in making those decisions. In fiscal 2024, our NEOs consisted of the following individuals:

H. O. WOLTZ III	President and Chief Executive Officer
SCOT R. JAFROODI	Vice President, Chief Financial Officer and Treasurer
RICHARD T. WAGNER	Senior Vice President and Chief Operating Officer
ELIZABETH C. SOUTHERN	Vice President Administration, Secretary and Chief Legal Officer
JAMES R. YORK	Senior Vice President Sourcing and Logistics

Results of 2024 Say-On-Pay Vote

At our 2024 Annual Meeting of Shareholders, our shareholders approved the compensation of Insteel's named executive officers with over 94% support. Our Board, and the Committee in particular, considered several factors in determining that the fundamental characteristics of Insteel's executive compensation program should continue this year, including the strong support of our shareholders, the executive compensation programs of our peer group companies, our past operating performance and planned strategic initiatives.

Business and Financial Performance During Fiscal 2024

We are the nation's largest manufacturer of steel wire reinforcing products for concrete construction applications. As such, our revenues normally are driven by the level of nonresidential construction activity. Market conditions in fiscal 2024 remained challenging. Weak order intake volumes, continued inflationary pressures and soft pricing contributed to operational inefficiencies and reduced revenues and net earnings. Nevertheless, our

financial condition remains strong, allowing us to continue making the strategic investments necessary to strengthen our market leadership positions and our low-cost producer status as well as pursue additional growth opportunities. Highlights of our fiscal 2024 performance are as follows:

- Our revenues decreased 18.5% to $529.2 million from $649.2 million in the prior year driven entirely by a decrease in average selling prices as shipments remained relatively flat. The decrease in average selling prices was driven by persistent competitive pricing pressures in our welded wire reinforcing markets, reflecting weak business conditions, and the impact of low-priced imports of prestressed concrete strand ("PC strand"). Shipments in fiscal 2024 were adversely impacted by weaker market conditions, increasing volumes of PC strand imports and adverse weather conditions.

- Net earnings decreased to $19.3 million ($0.99 per share) from $32.4 million ($1.66 per share) in the prior year, primarily due to a decrease in gross profit and other income partially offset by lower selling, general and administrative expense and increased interest income.

- Return on capital, as calculated under our Return on Capital Incentive Compensation Plan ("ROCICP"), decreased to 6.3% from 9.1% in the prior year.

- We invested $19.1 million in our facilities during fiscal 2024 primarily to advance the growth of our engineered structural mesh business and to support cost and productivity improvement initiatives as well as recurring maintenance requirements.

- We ended fiscal 2024 debt-free with $111.5 million of cash, providing us with ample liquidity to meet our funding requirements and pursue growth opportunities.

- Following the end of fiscal 2024, we acquired Engineered Wire Products, Inc. ("EWP"), a leading manufacturer of welded wire reinforcement products for use in nonresidential and residential construction. We believe the acquisition of EWP will bolster our competitive position in the Midwest market, enhance our customer service capabilities and drive down operating costs through operational synergies.

- As a result of our strong liquidity and financial position, following the end of fiscal 2024 the Board elected to return excess cash to shareholders in the form of a special dividend of $1.00 per share, paid on December 13, 2024 to shareholders of record as of November 29, 2024.

How Our Performance Affected Executive Officers' Compensation

We provide annual incentives designed to reward our executives for the attainment of short-term goals, and long-term incentives designed to reward increasing shareholder value over the long term.

Our annual incentive program, the ROCICP, is designed to promote a close alignment between our financial performance and total executive compensation based on the Company's return on capital. We believe return on capital is more closely correlated with the creation of shareholder value than any other performance measurement. For fiscal 2024, we made short-term incentive payments at 29.0% of the targeted amounts, based on our return on capital.

The alignment between pay and performance is reflected in the correlation between the incentive payments under our ROCICP and our financial results. Because our markets are highly cyclical, we anticipate that the short-term incentive compensation of our executive officers will experience similar volatility, and we do not apply subjective factors to adjust compensation during periods where our failure to meet our return on capital targets may be due to factors outside the control of our executive officers. The following chart shows the substantial variability of our short-term incentive payments to our executive officers over the previous 14 years:

FY	Short-Term Incentive Payments As Percent of Target	Return on Capital (As Calculated Under Our ROCICP)
2011	0.0%	5.1%
2012	0.0%	1.4%
2013	85.6%	7.7%
2014	140.0%	10.4%
2015	153.1%	11.1%
2016	200.0%	23.1%
2017	163.0%	12.5%
2018	200.0%	16.6%
2019	0.0%	1.8%
2020	85.4%	9.7%
2021	200.0%	36.9%
2022	200.0%	47.6%
2023	93.5%	9.1%
2024	29.0%	6.3%

In addition, a significant portion of our executives' total compensation is composed of equity-based long-term incentive awards. These awards, which consist of stock options and RSUs, further tie our executives' compensation to our performance by linking their value to changes in our stock price.

Our Key Compensation Practices

Our executive compensation practices include a number of features we believe reflect responsible compensation and governance practices and promote the interests of our shareholders:



✓	An Executive Compensation Committee comprising solely independent directors
✓	An independent compensation consultant that reports to and is directed by the Committee, and that provides no other services to the Company
✓	A mandatory clawback policy for performance-based incentive compensation awarded to executive officers
✓	Double triggers for change in control payments
✓	Significant vesting periods for equity awards
✓	Robust share ownership guidelines
✓	No tax gross-ups of any kind, including for any excise taxes in conjunction with change in control payments
✓	No significant perquisites
✓	No repricing or replacing of underwater stock options without shareholder approval
✓	Mitigation of risk, in that responsible management of our assets is an integral component of the calculation of annual incentives payable under our ROCICP

The remainder of this section of our proxy statement more fully describes our compensation program.

II. Overall Objectives

The Committee believes that the success of the Company requires experienced leadership that fully understands the realities of Insteel's challenging business environment and has demonstrated superior business judgment as well as the ability to effectively manage and operate the business. Our compensation program is designed to:

- attract, motivate and retain executives who will be successful in this environment;
- align executives' interests with those of our shareholders; and
- provide appropriate rewards based on the financial performance of our business.

The Company is committed to "pay for performance" at all levels of the organization, and a substantial proportion of each executive officer's total compensation is variable, meaning that it is determined based upon the Company's financial performance. The Committee does not have a fixed formula to determine the percentage of pay that should be variable but reviews the mix between base salary and variable compensation on a regular basis to ensure that its goal of paying for performance will be achieved.

The Committee also believes it is critically important to retain executive officers who have demonstrated their value to the Company. Several elements of our compensation system are intended to provide strong incentives for executive officers to

remain employed by us. For example, we provide a non-qualified supplemental retirement benefit to executive officers that requires a minimum of ten years of service before any benefit vests and 30 years of service to earn the full benefit provided (50% of base salary per year for 15 years following retirement).

Insteel's compensation philosophy is intended to further the following goals:

- **Attract, motivate and retain key executives by providing total compensation opportunities competitive with those provided to executives employed by companies of a similar size and/or operating in similar industries.**

In formulating our approach to total compensation, the Committee utilizes peer group data to assess our executive officers' compensation opportunities against those of similarly situated executives at other companies in similar industries, as well as comparably-sized companies in other industries (as described in "How We Make Executive Compensation Decisions" on page 25). We generally aim to provide total compensation opportunities to our executive officers that are near the median of our peer group. In keeping with our pay for performance culture, we expect our executive officers to deliver overall results that exceed the target level of performance in order to receive above median market compensation. Performance below the target level of performance is expected to result in below median market compensation.

- **Align executives' interests with those of our shareholders by providing annual incentives which are designed to reward the attainment of short-term goals, and long-term incentives which are designed to reward increases in our shareholder value over time.**

  - *Annual Incentive.* Our primary objective is to create shareholder value. The annual incentive for our executive officers is based entirely on the Company's return on capital, which is a measure that incorporates both the generation of earnings and the management of the Company's balance sheet and is closely correlated with long-term shareholder returns.

  - *Long-Term Incentives.* Our long-term incentives are entirely equity-based, composed of 50% RSUs and 50% stock options. Use of these equity-based incentives ensures that their value is directly linked to changes in the price of our common stock and inherently performance-based. In addition, these awards build ownership among our executives and help to promote commonality of interest between our executives and our shareholders.

- **Encourage long-term commitment to the Company.**

  We believe that the value provided by our executives increases over time as they become increasingly knowledgeable about our industry, customers and competitors, as well as our business processes, people and culture. We believe that providing incentives for executive officers to remain with the Company will enhance its long-term value. Accordingly, we include elements such as our Supplemental Retirement Plan ("SRP") and Change in Control Severance ("CIC") Agreements as components of our executive compensation program to provide such incentives. The full benefit under our SRP is not earned until an executive officer is employed by us for 30 years, and the minimum benefit under these agreements requires ten years of service. We believe that our long-term equity incentives, which fully vest over a three-year period, are also a key element of our effort to ensure retention of our key executives.

- **Administrative simplicity and direct line of sight to performance.**

  Each component of the Company's compensation program is formulaic and focused on creating short-term and long-term shareholder value. The absence of subjective and behavioral criteria in the plan simplifies administration and promotes clear line of sight for executives between performance and their compensation.

III. How We Make Executive Compensation Decisions

The Committee, advised by its independent compensation consultant, is responsible for overseeing and approving the compensation program for our executive officers.

Pearl Meyer & Partners, LLC ("Pearl Meyer") serves as the Committee's executive compensation consultant. Pearl Meyer was engaged by, and reports directly to the Committee, and the Committee has the sole authority to terminate or replace Pearl Meyer at any time. Pearl Meyer assists in the development of compensation programs for our executive officers and our non-employee directors by providing compensation information from our peer group companies, relevant market trend data, information on current issues in the regulatory environment, recommendations for program design and best practices and corporate governance guidance.

The Committee realizes that it is extremely valuable to receive objective advice from its compensation advisors. Prior to the retention of a compensation consultant or any other external advisor, and from time to time as the Committee deems appropriate (but at least annually), the Compensation Committee assesses the independence of the advisor from management, taking into consideration all factors relevant to the advisor's independence, including the factors specified in NYSE listing standards. The Committee has assessed the independence of Pearl Meyer based on these criteria and concluded that Pearl Meyer's work for the Committee does not raise any conflict of interest.

Pearl Meyer provides the Committee and our Chief Executive Officer with information about the compensation competitiveness of our executive officers. Our Chief Executive Officer uses this information to make recommendations to the Committee regarding compensation of these officers, other than himself, and Pearl Meyer provides guidance to the Committee about those recommendations. Pearl Meyer also makes independent recommendations to the Committee regarding the compensation of our Chief Executive Officer without the involvement of management. The Committee uses this information and considers these recommendations in making decisions about executive compensation for all our executive officers. All decisions regarding compensation of our executive officers are made solely by the Committee.

The Committee does not generally make regular annual adjustments in pay. Instead, the Committee uses judgment when making compensation decisions and reviews executive pay from a holistic perspective, including reference to compensation peer group pay practices and norms, general industry pay levels as gathered from publicly-available survey sources, individual performance, experience, strategic importance of the position to Insteel and internal equity considerations. In July 2024, the Committee approved adjustments to our NEOs' compensation. See "Fiscal 2024 Compensation Adjustments" on page 27. Prior to that time the last regular adjustment occurred in the third quarter of fiscal 2022.

To determine what constitutes a "competitive" compensation package, the Committee generally considers the total compensation opportunities for executives at our peer group companies. Because of significant differences in the pay practices of our peer group companies, the Committee does not view this market data as a prescriptive determinant of individual compensation. Rather, it is used by the Committee as a general guide in its decisions on the amount and mix of total target direct compensation. Ultimately, executive officer compensation is based on the Committee's judgment, considering factors described elsewhere in this Compensation Discussion and Analysis that are particular to Insteel and our executive officers, including, most importantly, actual performance.

The custom peer group constructed by the Committee and used by Pearl Meyer in evaluating the most recently implemented compensation changes consisted of the following publicly traded companies:

Company Name	Ticker	Company Name	Ticker
Quanex Building Products Corp.	NX	Northwest Pipe Co.	NWPX
Gibraltar Industries, Inc.	ROCK	PGT Innovations, Inc.	PGTI
Simpson Manufacturing Co.	SSD	TimkenSteel Corporation	TMST
Eagle Materials, Inc.	EXP	Ampco-Pittsburgh Corporation	AP
L.B. Foster Company	FSTR	Ascent Industries Co.	ACNT
United States Lime & Minerals, Inc.	USLM	Titan Machinery, Inc.	TITN
Apogee Enterprises, Inc.	APOG		

IV. Elements of Compensation

A brief description of each element of our executive compensation program and the objective of each element is set forth below.

Compensation Element	Description	Objective
Base Salary	Fixed cash compensation	• Provide a foundation of cash compensation for the fulfilment of fundamental job responsibilities
ROCICP Annual Incentive Program	Performance-based cash compensation determined based on Company performance against pre-established targets	• Align executive compensation with shareholder interests through the payment of an incentive that is based on return on capital, a metric closely correlated with the creation of shareholder value • Reward executive officers based on actual returns generated relative to the Company's cost of capital
Long-Term Incentives	Equity compensation granted 50% as RSUs (vesting after three years) and 50% as stock options (vesting one-third each year for three years)	• Further align executive compensation with long-term shareholder interests by linking the value of these incentives to changes in the Company's common stock price • Aid in retention and encourage long-term commitment to the Company
Supplemental Retirement Plan ("SRP")	Non-qualified retirement plan providing additional income for 15 years following retirement to executive officers who meet age and service requirements	• Aid in retention and encourage long-term commitment to the Company • Compensate for federal limits on contributions to qualified retirement plans
Severance/Change in Control Severance ("CIC") Agreements	Contractual agreements specifying executives' rights following a termination of employment in connection with a change in control of the Company (all executive officers) or in the event of involuntary termination (CEO only)	• Support executive retention goals and encourage executives' independence and objectivity in considering potential change in control transactions • Provide transition assistance in the event of job loss
Other Benefits	Medical, life and disability insurance; 401(k) savings plan	• Promote wellness and support executives in attaining financial security as part of a broad-based program available to all employees

The following discussion provides more detailed information regarding the elements of our compensation programs for executive officers.

Fiscal 2024 Compensation Adjustments

In July 2024, using the methodology discussed under "How We Make Executive Compensation Decisions" on page 25, the Executive Compensation Committee determined to adjust the total target direct compensation levels of our NEOs.

When setting Mr. Woltz's total target direct compensation level, the Committee considered the total compensation opportunity for chief executive officers at our peer group companies, our sustained operating performance and returns to shareholders, and Mr. Woltz's strong leadership and accomplishments. Based on those factors, the Committee approved an increase in Mr. Woltz's total target direct compensation of approximately 25%, increasing his base salary from $700,000 to $750,000, maintaining his ROCICP target at 100% of base salary, and increasing his target long-term incentive opportunity from $700,000 to $1,125,000.

Following a market review of pay practices at our peer group companies, the Committee also approved the following increases to the total target direct compensation levels for our other NEOs:

- Mr. Jafroodi's total target direct compensation was increased by approximately 5%. His base salary was increased from $310,000 to $335,000 and his target ROCICP opportunity and his long-term incentive opportunity remained the same.
- Mr. Wagner's total target direct compensation was increased by approximately 5%. His base salary was increased from $370,000 to $395,000 and his target ROCICP opportunity and his long-term incentive opportunity remained the same.
- Ms. Southern's total target direct compensation was increased by approximately 4%. Her base salary was increased from $275,000 to $290,000 and her target ROCICP opportunity and her long-term incentive opportunity remained the same.
- Mr. York's total target direct compensation was increased by approximately 4%. His base salary was increased from $270,000 to $285,000 and his target ROCICP opportunity and his long-term incentive opportunity remained the same.

Base Salaries

Base salaries are established by the Committee and reviewed, but not necessarily adjusted, annually. The Committee approved adjustments to our NEOs' compensation in July 2024; prior to that time the last regular adjustment occurred in the third quarter of fiscal 2022. In establishing and adjusting base salaries, the Committee considers the following factors:

- the executive's performance;
- the executive's responsibilities;
- the strategic importance of the position;
- competitive market compensation information;
- skills, experience and the amount of time the executive has served in the position; and
- the Company's recent performance and current business outlook.

The annual base salaries for our NEOs are set forth below:

Executive Officer	Base Salary
H. O. Woltz III	$750,000
Scot R. Jafroodi	$335,000
Richard T. Wagner	$395,000
Elizabeth C. Southern	$290,000
James R. York	$285,000

Annual Incentives

The annual incentive opportunity for our executive officers is based on our financial performance pursuant to the terms of our ROCICP. Substantially all of our sales and administrative employees also participate in this plan, with target annual incentive payments ranging from 10% to 100% of base salary and payments capped at twice the target incentive level. Based on peer group information, the Committee believes our annual incentive opportunity for executive officers at targeted award levels, when added to base salary levels, brings potential total cash compensation near the median total cash compensation for our peer group. When the annual incentive is at maximum levels, reflecting excellent Company performance, the potential total cash compensation would be above the median for our peer group. The Committee believes this balance between base salaries and annual cash incentives is appropriate, in that our executive officers' cash compensation will be near the median for our peer group only if our short-term goals are achieved, and will exceed the median in the event of superior performance during the fiscal year.

For fiscal 2024, the Committee established our weighted average cost of capital ("WACC"), for purposes of calculating incentive awards under the ROCICP, to be 10.0% based on a weighted average of (i) our after-tax interest rate for debt and (ii) the after-tax return that we believe would be expected by a prudent investor in our stock. Attaining a return equal to our WACC would have resulted in the payout of incentive compensation at the target bonus level. The performance level at which the maximum incentive payment would be earned was set at 15.0% of the beginning of the year invested capital (WACC + 5%) while the minimum threshold at which an incentive payment would be earned was set at 5.0% of the beginning of year invested capital (WACC - 5%). The actual return on capital as calculated under our ROCICP for fiscal 2024 was 6.3% resulting in incentive payments to our NEOs at 29.0% of the targeted amounts.

The target, maximum and actual payout levels for each NEO under the ROCICP for fiscal 2024 are set forth below:

Executive Officer	Target (% of base salary)	Target	Maximum	Actual
H. O. Woltz III	100%	$705,769	$1,411,538	$204,673
Scot R. Jafroodi	60%	$187,731	$375,462	$54,442
Richard T. Wagner	60%	$223,731	$447,462	$64,882
Elizabeth C. Southern	60%	$166,039	$332,078	$48,151
James R. York	60%	$163,039	$326,078	$47,281

For fiscal 2025, the Committee determined that the WACC, for purposes of the ROCICP, will be 8.5% based on current estimates of the Company's cost of debt and equity and its anticipated capital structure.

The Committee believes that return on capital is the most appropriate metric for our executives' annual incentive opportunity in that it is driven off both the generation of earnings and responsible management of our balance sheet, and it is closely correlated with the creation of shareholder value. Since responsible management of our assets is an integral component of the annual incentive calculation, the Committee believes that the program inherently restrains excessive risk-taking on the part of management. The amounts earned annually under the ROCICP are established strictly by formula. The ROCICP does not provide for adjustments to the annual incentive based on subjective factors.

Pursuant to the terms of our Clawback Policy for Executive Officers, if we are required to file an accounting restatement with the SEC to correct an error in previously issued financial statements, then we will recover from our current and former executive officers any incentive-based compensation received by those executives during the last three fiscal years that exceeds the amount of incentive-based compensation that otherwise would have been received by the executive had it been determined based on the restated amounts, computed without regard to any taxes paid.

Long-Term Incentives

Our executives' long-term incentive opportunity is entirely equity-based, consisting of 50% RSUs and 50% stock options. The targeted value of the long-term incentives for each NEO during fiscal 2024 is set forth below:

Executive Officer	Target Value
H. O. Woltz III	$912,500
Scot R. Jafroodi	$250,000
Richard T. Wagner	$275,000
Elizabeth C. Southern	$150,000
James R. York	$150,000

The RSUs and stock options are awarded in two equal tranches, with the first tranche granted on the date of our annual meeting of shareholders each February and the second tranche effective on the date that is six months after the date of such meeting. These dates are typically about three weeks after the announcement of our quarterly financial results. The Committee believes that providing these awards on predetermined dates that closely

follow the reporting of our quarterly financial results is the most appropriate approach. RSUs vest on the third anniversary of the grant date and stock options vest one-third each year on the anniversary of the grant date. Stock options and RSUs are subject to forfeiture if an executive officer leaves our employ for reasons other than death, disability or retirement prior to vesting.

The number of RSUs to be awarded to our executive officers on each grant date is calculated based on the closing stock price on such date. The strike price of the stock options to be awarded to our executive officers on each grant date is based on the closing price on such date and the number of options to be granted is calculated based on their aggregate fair value on that date. Since the value of each grant of options and RSUs is pre-determined by the Committee, and the awards occur on pre-established dates, management does not participate in the process of granting these options and RSUs.

Retirement Benefits

Our executive officers each participate in our 401(k) retirement savings plan that is available to substantially all our employees. Under this plan, the Company will match 100% of salary deferrals on the first 1% of the participant's eligible compensation and 50% of the next 5% of eligible compensation. However, Internal Revenue Service ("IRS") regulations place significant limits on the ability of our executive officers to defer the same portion of their compensation as other participants. To help compensate for these limits, but in a manner that provides significant incentives for executives to remain employed by us, the Committee has established the SRP, which is implemented through individual agreements in which certain of our executives, including all our NEOs, participate. An executive officer is eligible for the full benefit under the SRP if the executive officer remains employed by us for a period of at least 30 years. In that case, we will pay the executive officer, during the 15-year period following the later of (i) retirement or (ii) reaching age 65, a supplemental retirement benefit equal to 50% of the executive officer's average annual base salary for the five consecutive years in which he or she received the highest base salary in the ten years preceding retirement.

An executive officer may receive reduced benefits under the SRP if the executive officer retires prior to completing 30 years of service, so long as the executive has reached at least age 55 and has completed at least ten years of service. If the executive officer does not complete ten years of service, no benefit is paid under the SRP. If the executive officer completes at least ten years, but less than 30, the amount of the benefit will be reduced by 1/360th for each month short of 360 months that the executive officer was employed by us.

Under the SRP, we also provide for pre-retirement disability and death benefits. The disability benefit is payable to an executive officer if, due to disability, the executive officer's employment terminates before reaching "normal retirement age" as defined for Social Security purposes, or completing 30 years of service. In this event, we would pay the executive officer, during the ten-year period following the date of disability, a supplemental retirement benefit equal to the early retirement benefit described in the preceding paragraph, except that such early retirement benefit, when added to the benefits received (if any) by the executive officer under our long-term disability insurance plan for employees, may not exceed 100% of the executive officer's highest average annual base salary for five consecutive years in the ten-year period preceding the date on which his disability occurred. If the long-term disability insurance payments end prior to the end of the ten-year period, the pre-retirement disability benefit will continue for the remainder of the ten-year period in an amount equal to 50% of the executive officer's highest average annual base salary for five consecutive years in the ten-year period preceding the date on which the executive officer's disability occurred.

The death benefit is payable in the event that the executive officer dies while employed by us. In this event, we will pay to the executive officer's beneficiary, for a term of ten years following the executive officer's death, a supplemental death benefit in an amount equal to 50% of the executive officer's highest average annual base salary for five consecutive years in the ten-year period preceding the date of his or her death.

Change in Control Severance ("CIC") Agreements

We have entered into CIC Agreements with each of our executive officers. These agreements provide for certain compensation if terminations of employment occur following a change in control. These agreements are considered "double-trigger" since no benefits are payable under them unless both a change in control and loss of employment occur. The initial term of each agreement is two years, and the agreements automatically renew for successive one-year terms unless we or the executive officer provides notice of termination. The agreements do not provide assurances of continued employment, nor do they specify the terms of an executive officer's termination should the termination occur in the absence of a change in control.

These agreements are consistent with the Committee's overall objective of aligning the interests of executive officers and shareholders in that they provide protection to the executive officers in the event of job loss following a transaction. Absent this protection, the executive may be distracted by personal uncertainties and risks in the event of a proposed transaction or may not vigorously pursue certain transactions that would benefit shareholders due to potential negative personal consequences.

Under the terms of these agreements, in the event of termination within two years of a change in control, Mr. Woltz would receive severance benefits equal to two times base salary, plus two times the average bonus for the prior three years and the continuation of health and welfare benefits (including payment of premiums for "COBRA" coverage) for two years following termination. Messrs. Jafroodi, Wagner and York and Ms. Southern would receive severance benefits equal to one times base salary, plus one times the average bonus for the prior three years and the continuation of health and welfare benefits (including payment of premiums for "COBRA" coverage) for one year following termination. In addition, all stock options and RSUs outstanding immediately prior to termination would vest and, in the case of options, become exercisable for the remainder of the term provided for in the original agreement relating to each grant of options. Finally, we would pay up to $15,000 for outplacement services for each of our executive officers.

Any termination benefits payable under a CIC Agreement are subject to reduction, if necessary, to avoid the application of the "golden parachute" rules of Section 280G and the excise tax imposed under Section 4999 of the Internal Revenue Code (the "Code"). The agreements do not provide for a "gross up" of any payments to cover any tax liability that may be imposed on our executive officers.

The Committee periodically reviews the payments that could be received by executive officers pursuant to their respective Severance CIC Agreements but does not consider the amount of the potential benefits under these agreements when it establishes the elements of each executive officer's ongoing compensation.

Severance Agreement

We have a Severance Agreement with Mr. Woltz. The Severance Agreement provides certain termination benefits if we terminate the employment of Mr. Woltz without cause (as defined in the Severance Agreement). The Severance Agreement provides for automatic one-year renewal terms unless we or Mr. Woltz provide prior notice of termination. Mr. Woltz would not be entitled to termination benefits under a severance agreement (i) if his employment with us is terminated for cause, or (ii) if he is entitled to receive benefits under his CIC Agreement described above.

Under the terms of the Severance Agreement, if Mr. Woltz was terminated without cause, he would receive a lump sum severance payment equal to one and one-half times his annual base salary and the continuation of health and welfare benefits (including payments of premiums for "COBRA" coverage) for 18 months following termination. In addition, all stock options and RSUs outstanding immediately prior to termination would vest and, in the case of options, become exercisable for the remainder of the term provided for in the original agreement relating to each grant of options. Finally, we would pay up to $15,000 for outplacement services for Mr. Woltz.

Any termination benefits payable under Mr. Woltz's Severance Agreement are subject to reduction, if necessary, to avoid the application of the "golden parachute" rules of Section 280G and the excise tax imposed under Section 4999 of the Code.

Broad-Based Employee Benefits

Our executive officers participate in employee benefit plans that are offered to all employees, such as health, life and disability insurance and our 401(k) retirement savings plan. Our salaried employees are entitled to designate a beneficiary who will receive a death benefit in the event of the employee's death while employed by us. The amount of the death benefit is determined by the employee's salary grade. The death benefit payable to beneficiaries of each of our NEOs is $500,000. We maintain "split dollar" life insurance policies on a broad group of employees, including each of our executive officers, to fund the payment of the death benefit. Proceeds of these policies are payable to us.

Our broad-based employee benefit programs are reviewed periodically to ensure that these programs are adequate based on competitive conditions as well as cost considerations.

V. Additional Information on Executive Compensation

No Tax Gross-Ups

We do not increase payments to any executive officer to cover non business-related personal income taxes.

Stock Ownership and Retention Guidelines

We believe that our executives should have a significant ownership position in Insteel. To promote such equity ownership and further align the economic interests of our executives with our shareholders, we adopted stock ownership guidelines for our executive officers.

Our Chief Executive Officer. Mr. Woltz, is required to own Insteel stock valued at three times his annual base salary; all other NEOs are required to own Insteel stock valued at one and one-half times his or her base salary. Newly appointed executives have five years in which to meet the required ownership level. Our NEOs have a substantial portion of their incentive compensation paid in the form of our common stock. In addition to shares directly held by an NEO, two-thirds of unvested RSUs and one-third of outstanding stock options held by the NEO are counted for purposes of determining whether the guideline is met. All our NEOs with at least five years of service are in compliance with these stock ownership guidelines.

Executive Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with Company management. Based on this review and discussion, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for fiscal 2024.

This Executive Compensation Committee report shall be deemed furnished in our Annual Report on Form 10-K for fiscal 2024, is otherwise not incorporated by reference into any of our previous filings with the SEC and is not to be deemed "soliciting material" or incorporated by reference into any of our future filings with the SEC, irrespective of any general statement included in any such filing that incorporates the Annual Report on Form 10-K referenced above or this proxy statement by reference, unless such filing explicitly incorporates this report.

Executive Compensation Committee

Jon M. Ruth (Chair)
Abney S. Boxley III
Anne H. Lloyd
Joseph A. Rutkowski
G. Kennedy Thompson

Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation of our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers for the fiscal year ended September 28, 2024.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
H. O. Woltz III President and CEO	2024	705,769	456,265	456,251	204,673	177,548	103,510	2,104,016
	2023	700,000	349,992	350,009	654,500	—	92,011	2,146,512
	2022	681,731	324,990	325,011	1,067,500	—	104,602	2,503,834
Scot R. Jafroodi[5] Vice President, CFO and Treasurer	2024	312,885	125,022	125,005	54,442	118,702	30,981	767,037
	2023	293,750	125,015	125,009	153,341	24,112	24,503	745,730
Richard T. Wagner Senior Vice President and COO	2024	372,885	137,471	137,499	64,882	189,669	46,680	949,086
	2023	370,000	137,479	137,493	207,570	24,701	42,764	920,007
	2022	355,385	137,506	137,500	426,462	—	61,754	1,118,607
Elizabeth C. Southern[6] Vice President Administration, Secretary and CLO	2024	276,731	74,993	75,003	48,151	18,794	18,464	512,136
James R. York Senior Vice President Sourcing and Logistics	2024	271,731	74,993	75,003	47,281	60,585	32,358	561,951
	2023	270,000	75,003	75,001	151,470	31,181	27,106	629,761
	2022	255,385	74,988	74,996	306,462	15,904	27,097	754,832

(1) *The amounts reported in these columns reflect the aggregate grant date fair value of stock and option awards granted during each fiscal year and do not reflect the actual value, if any, that may be received by executive officers for their awards. Our assumptions used in the calculation of these amounts for fiscal 2024 are set forth in Note 9 of our consolidated financial statements as reported in our Annual Report on Form 10-K for the fiscal year ended September 28, 2024. Dividend equivalents paid on RSUs are currently paid in cash and are reported in the "All Other Compensation" column.*

(2) *The amounts reported in this column are the annual cash incentive amounts earned for such fiscal years under our ROCICP.*

(3) *Amounts reported for each fiscal year represent the increase in the actuarial present value during such fiscal year of the accumulated benefits accrued under our SRP determined using interest rate assumptions consistent with those set forth in Note 11 of our consolidated financial statements as reported in our Annual Report on Form 10-K for the fiscal year ended September 28, 2024. The amounts in this column were calculated based on the following discount rate assumptions as of the end of each fiscal year: 2022, 4.5%, 2023, 5.25%, and 2024, 5.0%. Executive officers may not be fully vested in the amounts reflected herein. We do not offer any program for deferring compensation and therefore there were no above-market earnings on deferrals that were required to be reported in this column.*

(4) Amounts shown for fiscal 2024 include (i) dividend equivalents paid on RSUs; (ii) the current dollar value attributed by the IRS to the death benefit program we provide to our executive officers; and (iii) the amount of matching funds paid into our 401(k) retirement savings plan on behalf of the NEOs. The following table shows the amount of each component described above and included in the All Other Compensation column:

Name	Dividend Equivalents Paid on RSUs ($)	Death Benefit Value ($)	401(k) Matching Payments ($)
H. O. Woltz III	78,022	6,858	18,630
Scot R. Jafroodi	19,848	1,782	9,351
Richard T. Wagner	32,337	5,211	9,132
Elizabeth C. Southern	6,473	540	11,451
James R. York	16,160	6,858	9,340

(5) Mr. Jafroodi was not an NEO during fiscal 2022. He was promoted to Vice President, Chief Financial Officer and Treasurer on January 2, 2023.

(6) Ms. Southern joined the Company on June 5, 2023 and was not an NEO during fiscal 2023.

Fiscal 2024 Grants of Plan-Based Awards

The following table provides information regarding (1) annual incentive compensation payments to our NEOs under our ROCICP and (2) the value of stock options and RSUs awarded to our NEOs during fiscal 2024.

Our practice is to grant equity awards on two dates each fiscal year: the date of our annual meeting of shareholders and the date that is six months after such meeting. Stock options have a ten-year term and vest in equal annual increments of one-third of the amount of each grant on the first, second and third anniversaries of the grant date. Options are priced at the closing price of our stock on the date of grant, as reported on NYSE. RSUs are settled in shares of our common stock at the end of three years. Our executive officers do not have the right to vote the shares represented by RSUs and may not sell or transfer RSUs or use them as collateral. Our executive officers receive dividend equivalents in cash on outstanding RSUs.

Stock options and RSUs are subject to forfeiture if an executive officer leaves our employ for reasons other than death, disability or retirement prior to vesting. For purposes of our equity award agreements, "retirement" means the executive's voluntary termination of employment on or after age 55 and completing ten years of service. Pursuant to the Severance Agreement we have with Mr. Woltz, vesting of his stock options and RSUs will accelerate in connection with a termination without cause. For all our NEOs, if employment with us terminates due to death, disability or retirement, or without cause in connection with a change in control pursuant to the terms of our CIC Agreements, the vesting of their stock options and RSUs will accelerate. See "Potential Payments Upon Termination or Change in Control."

FISCAL 2024 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)				
H. O. Woltz III	N/A		705,769	1,411,538				
	2/13/2024				5,036			175,001
	2/13/2024					13,369	34.75	175,000
	8/13/2024				8,806			281,264
	8/13/2024					21,735	31.94	281,251
Scot R. Jafroodi	N/A		187,731	375,462				
	2/13/2024				1,799			62,515
	2/13/2024					4,775	34.75	62,505
	8/13/2024				1,957			62,507
	8/13/2024					4,830	31.94	62,500
Richard T. Wagner	N/A		223,731	447,462				
	2/13/2024				1,978			68,736
	2/13/2024					5,252	34.75	68,749
	8/13/2024				2,152			68,735
	8/13/2024					5,313	31.94	68,750
Elizabeth C. Southern	N/A		166,039	332,078				
	2/13/2024				1,079			37,495
	2/13/2024					2,865	34.75	37,503
	8/13/2024				1,174			37,498
	8/13/2024					2,898	31.94	37,500
James R. York	N/A		163,039	326,078				
	2/13/2024				1,079			37,495
	2/13/2024					2,865	34.75	37,503
	8/13/2024				1,174			37,498
	8/13/2024					2,898	31.94	37,500

(1) The awards with "N/A" in the Grant Date column represent awards under our Return on Capital Incentive Compensation Plan or ROCICP.

(2) Our ROCICP is considered a non-equity incentive plan and is discussed above under "Compensation Discussion and Analysis – Elements of Compensation." There is no threshold amount payable under the program. The amounts shown in the "Target" column reflect each executive officer's target bonus percentage of base salary set by the Committee for fiscal 2024. The amounts shown in the "Maximum" column reflect the maximum amount payable to each executive officer under the program based on his or her target bonus percentage.

(3) For each option, the exercise price per share is the closing price of our common stock on NYSE on the grant date.

(4) These amounts represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. The actual value an executive officer may receive depends on the market price of our stock, and there can therefore be no assurance that amounts reflected in this column will actually be realized.

Outstanding Equity Awards at Fiscal Year End 2024

The following table provides information regarding unexercised stock options and unvested RSUs held by our executive officers as of September 28, 2024, the last day of fiscal 2024. All values in the table are based on a market value of our common stock of $30.88, the closing price reported on NYSE on September 27, 2024 (the last trading day of our fiscal year).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2024

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Option (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)[2]	Market Value of Units of Stock That Have Not Vested ($)
H. O. Woltz III	8,643	—	34.49	8/11/2026	34,502	1,065,422
	10,981	—	37.06	2/7/2027		
	14,340	—	29.69	2/13/2028		
	10,534	—	41.85	8/13/2028		
	6,281	—	21.57	2/12/2029		
	15,408	—	18.25	8/12/2029		
	13,532	—	22.09	2/11/2030		
	16,949	—	19.86	8/11/2030		
	12,165	—	29.43	2/16/2031		
	8,656	—	41.87	8/16/2031		
	6,472	3,237	38.54	2/15/2032		
	8,304	4,152	32.77	8/15/2032		
	4,412	8,826	30.27	2/14/2033		
	4,382	8,766	30.99	8/14/2033		
	—	13,369	34.75	2/13/2034		
	—	21,735	31.94	8/13/2034		
Scot R. Jafroodi	2,377	—	34.49	8/11/2026	9,696	299,412
	2,013	—	37.06	2/7/2027		
	2,951	—	26.75	8/7/2027		
	2,629	—	29.69	2/13/2028		
	1,931	—	41.85	8/13/2028		
	3,455	—	21.57	2/12/2029		
	4,237	—	18.25	8/12/2029		
	3,721	—	22.09	2/11/2030		
	3,107	—	19.86	8/11/2030		
	2,230	—	29.43	2/16/2031		
	1,587	—	41.87	8/16/2031		
	1,186	594	38.54	2/15/2032		
	1,779	890	32.77	8/15/2032		
	1,576	3,152	30.27	2/14/2033		
	1,565	3,131	30.99	8/14/2033		
	—	4,775	34.75	2/13/2034		
	—	4,830	31.94	8/13/2034		
Richard T. Wagner	4,828	—	41.85	8/13/2028	12,501	386,031
	2,589	—	19.86	8/11/2030		
	1,859	—	29.43	2/16/2031		
	3,967	—	41.87	8/16/2031		
	2,966	1,484	38.54	2/15/2032		
	3,262	1,631	32.77	8/15/2032		
	1,733	3,467	30.27	2/14/2033		
	1,721	3,444	30.99	8/14/2033		
	—	5,252	34.75	2/13/2034		
	—	5,313	31.94	8/13/2034		
Elizabeth C. Southern	1,878	3,757	30.99	8/14/2033	4,673	144,302
	—	2,865	34.75	2/13/2034		
	—	2,898	31.94	8/13/2034		
James R. York	1,931	—	41.85	8/13/2028	6,819	210,571
	3,455	—	21.57	2/12/2029		
	4,237	—	18.25	8/12/2029		
	3,721	—	22.09	2/11/2030		
	3,107	—	19.86	8/11/2030		
	2,230	—	29.43	2/16/2031		
	1,587	—	41.87	8/16/2031		
	1,618	809	38.54	2/15/2032		
	1,779	890	32.77	8/15/2032		
	945	1,892	30.27	2/14/2033		
	939	1,878	30.99	8/14/2033		
	—	2,865	34.75	2/13/2034		
	—	2,898	31.94	8/13/2034		

(1) All of these options have become exercisable or will become exercisable as to one-third of the total number of shares covered by such option on each of the first, second and third anniversary of the grant date. The grant date in each case is ten years prior to the option expiration date.

(2) These RSUs will vest on the third anniversary of the date of grant. The number of shares that will vest on dates subsequent to the end of fiscal 2024 is shown in the following chart.

	2/15/2025	8/15/2025	2/14/2026	8/14/2026	2/13/2027	8/13/2027
H.O. Woltz III	3,892	5,340	5,781	5,647	5,036	8,806
Scot R. Jafroodi	714	1,144	2,065	2,017	1,799	1,957
Richard T. Wagner	1,784	2,098	2,271	2,218	1,978	2,152
Elizabeth C. Southern	—	—	—	2,420	1,079	1,174
James R. York	973	1,144	1,239	1,210	1,079	1,174

Options Exercised and Stock Vested During Fiscal Year 2024

The following table provides information regarding compensation earned by our executive officers as a result of vesting of RSUs and exercise of stock options during fiscal 2024.

	Option Awards		Stock Awards	
Name	No. of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
H. O. Woltz III	—	—	8,680	295,472
Scot R. Jafroodi	3,165	32,473	1,591	54,158
Richard T. Wagner	—	—	3,978	135,413
Elizabeth C. Southern	—	—	—	—
James R. York	—	—	1,591	54,158

Pension Benefits

Under our SRP, which is implemented through individual agreements, we provide supplemental retirement benefits to our executive officers which provide for payments to them for a 15-year period beginning on the later of their (i) retirement or (ii) reaching age 65. The maximum annual benefit payable under the SRP is equal to 50% of the executive officer's average annual base salary for the five consecutive years in which he received the highest salary during the ten years prior to retirement. Only base salary is included in the calculation of the benefit under the SRP. To receive the maximum benefit under the SRP, the executive officer must be employed by us for at least 30 years. An executive officer will receive reduced benefits under the SRP if he is employed by us for at least ten years and retires at or after reaching age 55. Since Mr. Woltz and Mr. Wagner have been employed by us

for 30 years and have reached 55 years of age, their benefits under the SRP have fully vested. For more information regarding the SRP, see the discussion above under the "Compensation Discussion and Analysis – Elements of Compensation" section of this proxy statement. Assumptions used in the calculation of the amounts shown in the following chart are set forth in Note 11 of our consolidated financial statement as reported in our Annual Report on Form 10-K for fiscal 2024.

The following table shows the actuarial present value of the accumulated benefit as of September 28, 2024 payable at, following or in connection with retirement to each of our executive officers, including the number of years of service credited to each.

FISCAL 2024 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
H. O. Woltz III	SRP	46	3,688,640	—
Scot R. Jafroodi	SRP	19	560,367	—
Richard T. Wagner	SRP	31	1,934,937	—
Elizabeth C. Southern	SRP	1	23,826	—
James R. York	SRP	6	237,671	—

Potential Payments upon Termination or Change in Control

The discussion and tables below describe the potential payments that could be received by each of the NEOs if the executive's employment was terminated on September 28, 2024, the last day of our fiscal year. The amounts in the tables for stock options and RSUs represent the value of the awards that vest as a result of the termination of the executive's employment. For purposes of valuing the stock options and RSUs, the amounts below are based on a per share price of $30.88, which was the closing price of our stock as reported on NYSE on September 27, 2024 (the last trading day of our fiscal year).

BENEFITS AND PAYMENTS UPON TERMINATION

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
H. O. Woltz III						
Salary Continuation[1]	—	—	—	—	—	251,112
Severance Payment[2]	—	1,125,000	2,784,449	—	—	—
Stock Options[3]	5,384	5,384	5,384	5,384	5,384	5,384
RSUs[4]	1,065,422	1,065,422	1,065,422	1,065,422	1,065,422	1,065,422
Benefits[5]	—	36,309	48,412	—	—	—
Outplacement	—	15,000	15,000	—	—	—
Supplemental Retirement Plan[6]	3,688,640	3,688,640	3,688,640	3,688,640	2,752,246	3,688,640
Death Benefit[7]	—	—	—	—	500,000	—
TOTAL	**4,759,446**	**5,935,755**	**7,607,307**	**4,759,446**	**4,323,052**	**5,010,558**

(1) This amount represents the lump-sum present value of bi-weekly payments which Mr. Woltz would be entitled to receive pursuant to our disability insurance program.

(2) These amounts would be paid to Mr. Woltz in a lump sum following termination without cause, pursuant to his Severance Agreement, or in the event of a termination following a change in control, pursuant to his CIC Agreement.

(3) These amounts represent the difference between the market value of our stock on September 28, 2024 and the option strike prices for unvested options that would vest (i) pursuant to the terms of the option grant agreements in the event of death, disability or voluntary termination of employment on or after attaining age 55 and completing ten years of service; (ii) pursuant to the terms of his Severance Agreement in the event of termination without cause; and (iii) pursuant to the terms of his CIC Agreement in the event of termination following a change in control.

(4) These amounts represent the market value of RSUs on September 28, 2024 that would vest (i) pursuant to the terms of the RSU agreements in the event of death, disability or voluntary termination of employment on or after attaining age 55 and completing ten years of service; (ii) pursuant to the terms of his Severance Agreement in the event of termination without cause; and (iii) pursuant to the terms of his CIC Agreement in the event of termination following a change in control.

(5) These amounts represent premiums for continued participation in employee welfare benefit plans which would be paid by us for 18 months following termination without cause and 24 months following termination after a change in control.

(6) The amounts under the "Voluntary Termination," "Termination without Cause," "Termination without Cause or for Good Reason after Change in Control," "Retirement" and "Disability" columns for Mr. Woltz represent the lump-sum present value of his benefits under the SRP, on September 28, 2024, which have vested. The amounts under the "Death" column represents the estimated lump-sum present value of bi-weekly payments which the heirs of Mr. Woltz would have been entitled to receive for a ten-year period pursuant to the SRP in the event of death on September 28, 2024.

(7) This amount would be payable in a lump sum to the heirs of Mr. Woltz in the event of his death, pursuant to our death benefit program.

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
Scot R. Jafroodi						
Salary Continuation[1]	—	—	335,000	—	—	1,324,957
Severance Payment[2]	—	—	131,671	—	—	—
Stock Options[3]	1,923	1,923	1,923	1,923	1,923	1,923
RSUs[4]	299,412	299,412	299,412	299,412	299,412	299,412
Benefits[5]	—	—	21,617	—	—	—
Outplacement	—	—	15,000	—	—	—
Supplemental Retirement Plan[6]	560,367	560,367	560,367	560,367	1,061,581	678,232
Death Benefit[7]	—	—	—	—	500,000	—
TOTAL	**861,702**	**861,702**	**1,364,990**	**861,702**	**1,862,916**	**2,304,524**

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
Richard T. Wagner						
Salary Continuation[1]	—	—	395,000	—	—	417,504
Severance Payment[2]	—	—	232,971	—	—	—
Stock Options[3]	2,115	2,115	2,115	2,115	2,115	2,115
RSUs[4]	386,031	386,031	386,031	386,031	386,031	386,031
Benefits[5]	—	—	29,669	—	—	—
Outplacement	—	—	15,000	—	—	—
Supplemental Retirement Plan[6]	1,934,937	1,934,937	1,934,937	1,934,937	1,442,963	1,442,963
Death Benefit[7]	—	—	—	—	500,000	—
TOTAL	**2,323,083**	**2,323,083**	**2,995,723**	**2,323,083**	**2,331,109**	**2,248,613**

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
Elizabeth C. Southern						
Salary Continuation[1]	—	—	290,000	—	—	2,064,743
Severance Payment[2]	—	—	49,294	—	—	—
Stock Options[3]	—	—	—	—	—	—
RSUs[4]	—	—	144,302	—	144,302	144,302
Benefits[5]	—	—	18,849	—	—	—
Outplacement	—	—	15,000	—	—	—
Supplemental Retirement Plan[6]	—	—	23,826	—	1,110,728	—
Death Benefit[7]	—	—	—	—	500,000	—
TOTAL	**—**	**—**	**541,371**	**—**	**1,755,030**	**2,209,045**

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
James R. York						
Salary Continuation[1]	—	—	285,000	—	—	318,918
Severance Payment[2]	—	—	168,404	—	—	—
Stock Options[3]	—	—	1,154	—	1,154	1,154
RSUs[4]	—	—	210,571	—	210,571	210,571
Benefits[5]	—	—	24,378	—	—	—
Outplacement	—	—	15,000	—	—	—
Supplemental Retirement Plan[6]	—	—	237,671	—	1,041,922	—
Death Benefit[7]	—	—	—	—	500,000	—
TOTAL	**—**	**—**	**942,178**	**—**	**1,753,647**	**530,643**

(1) The amounts under the "Termination without Cause or for Good Reason after Change in Control" column would be paid to Mr. Jafroodi, Mr. Wagner, Ms. Southern and Mr. York on a bi-weekly basis for a period of one year pursuant to their respective CIC Agreements. The amounts under the "Disability" column for Mr. Jafroodi, Mr. Wagner, Ms. Southern and Mr. York represent the lump-sum present value of bi-weekly payments which they would be entitled to receive pursuant to our disability insurance program.

(2) These amounts would be paid in a lump sum to Mr. Jafroodi, Mr. Wagner, Ms. Southern and Mr. York in the event of a termination following a change in control pursuant to their CIC Agreements.

(3) These amounts represent the difference between the market value of our common stock on September 28, 2024 and the option strike prices for unvested options that would vest (i) pursuant to the terms of the option grant agreements in the event of death, disability or voluntary termination of employment on or after attaining age 55 and completing ten years of service; and (ii) pursuant to the executives' CIC Agreements in the event of termination following a change in control.

(4) These amounts represent the market value of RSUs on September 28, 2024, that would vest (i) pursuant to the terms of the RSU agreements in the event of death, disability or voluntary termination of employment on or after attaining age 55 and completing ten years of service; and (ii) pursuant to the terms of the executives' CIC Agreements in the event of termination following a change in control.

(5) These amounts represent premiums for continued participation in employee welfare benefit plans which would be paid by us for 12 months following termination after a change in control.

(6) The amounts under the "Voluntary Termination," "Termination without Cause," "Termination without Cause or for Good Reason after Change in Control" and "Retirement" columns for Mr. Jafroodi, Mr. Wagner, Ms. Southern and Mr. York represent the lump-sum present value of the benefits they would be entitled to receive under the SRP in each scenario as of September 28, 2024. The amounts under the "Death" and "Disability" columns represent the estimated lump-sum present value of bi-weekly payments which Mr. Jafroodi, Mr. Wagner, Ms. Southern and Mr. York (or their heirs) would have been entitled to receive for a ten-year period pursuant to the SRP in the event of death or disability on September 28, 2024.

(7) These amounts would be payable in a lump sum to the heirs of Mr. Jafroodi, Mr. Wagner, Ms. Southern and Mr. York in the event of his or her death, pursuant to our death benefit program.

CEO Pay Ratio

Pursuant to Item 402(u) of SEC Regulation S-K, we are required to disclose the ratio of the compensation of our Chief Executive Officer to the compensation of our median employee. The annual total compensation of our CEO for fiscal 2024 was $2,104,016, as shown in the Summary Compensation Table on page 31, and the annual total compensation for our median employee, calculated in accordance with the requirements of the Summary Compensation Table, was $58,197, resulting in a pay ratio of 36 to 1.

As of September 28, 2024, we collected data for all employees and used the annual base rate of pay for fiscal 2024 as the consistently applied compensation measure to identify the median employee. We chose September 28, 2024, which is within the last three months of our fiscal year as required by applicable SEC regulations, because it aligned with our fiscal year payroll procedures. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules and the methodology described above.

Pay Versus Performance

Pursuant to Item 402(v) of SEC Regulation S-K, we are providing the following disclosure regarding executive compensation for our principal executive officer ("PEO"), Mr. Woltz, and our other NEOs ("Non-PEO NEOs") and Company performance for the fiscal years listed below.

Year	Summary Compensation Table Total for H.O. Woltz III ($)	Compensation Actually Paid to H.O. Woltz III[1][2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[3] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][2][3] ($)	Value of Initial Fixed $100 Investment Based on:		Net income ($ Thousands)	Return on Invested Capital[5] (%)
					Total Shareholder Return ($)	Peer Group Total Shareholder Return[4] ($)		
2024	2,104,016	1,717,527	697,553	587,848	212.31	231.87	19,305	6.3
2023	2,146,512	2,297,925	594,499	553,469	207.28	146.15	32,415	9.1
2022	2,503,834	1,508,180	924,155	672,291	157.60	109.34	125,011	47.6
2021	2,475,749	4,043,446	972,237	1,368,777	219.98	144.86	66,610	36.9

(1) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K, and therefore use hypothetical values and points in time when pay may not actually have been earned or delivered to the NEOs. These amounts reflect total compensation as reported in the Summary Compensation Table with certain adjustments as described in footnote 2 below.

(2) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns set forth in the Summary Compensation Table. Amounts in the Exclusion of Change in Pension Value column reflect the amounts attributable to the Change in Pension Value reported in the Summary Compensation Table. Amounts in the Inclusion of Pension Service Cost are based on the service cost for services rendered during the listed year.

H.O. Woltz III

Year	Summary Compensation Table Total ($)	Exclusion of Change in Pension Value ($)	Exclusion of Stock Awards and Option Awards ($)	Inclusion of Pension Service Cost ($)	Inclusion of Equity Values ($)	Compensation Actually Paid ($)
2024	2,104,016	177,548	912,516	—	703,575	1,717,527
2023	2,146,512	—	700,001	—	851,414	2,297,925
2022	2,503,834	—	650,001	—	(345,653)	1,508,180
2021	2,475,749	195,092	600,027	46,686	2,316,130	4,043,446

Non-PEO NEOs (Average)

Year	Summary Compensation Table Total ($)	Exclusion of Change in Pension Value ($)	Exclusion of Stock Awards and Option Awards ($)	Inclusion of Pension Service Cost ($)	Inclusion of Equity Values ($)	Compensation Actually Paid ($)
2024	697,553	96,938	206,247	41,515	151,965	587,848
2023	594,499	19,971	150,000	30,438	98,503	553,469
2022	924,155	8,192	206,242	48,049	(85,479)	672,291
2021	972,237	80,988	196,254	47,191	626,592	1,368,777

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

H.O. Woltz III

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards ($)	Vesting Date Fair Value of Equity Awards Granted During Year that Vested During Year ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included ($)	Total - Inclusion of Equity Values ($)
2024	796,871	(81,398)	—	(11,898)	—	—	703,575
2023	671,800	109,575	—	70,039	—	—	851,414
2022	436,799	(561,775)	—	(220,677)	—	—	(345,653)
2021	683,259	1,129,842	—	503,029	—	—	2,316,130

Non-PEO NEOs (Average)

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards ($)	Vesting Date Fair Value of Equity Awards Granted During Year that Vested During Year ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included ($)	Total - Inclusion of Equity Values ($)
2024	177,685	(21,465)	—	(4,255)	—	—	151,965
2023	143,885	23,577	—	15,115	(84,074)	—	98,503
2022	137,475	(166,711)	—	(56,242)	—	—	(85,479)
2021	223,475	284,514	—	118,603	—	—	626,592

(3) Our non-PEO NEOs in the fiscal years reported in this table are as follows: fiscal 2024 includes Mr. Jafroodi, Mr. Wagner, Ms. Southern and Mr. York; fiscal 2023 includes Mr. Jafroodi, Mark A. Carano (our former Chief Financial Officer), Mr. Wagner, Mr. York and James F. Petelle (our former Vice President Administration, Secretary and Chief Legal Officer); and fiscal 2022 and 2021 include Mr. Carano, Mr. Wagner, Mr. York and Mr. Petelle. The dollar amounts reported in this column represent the average of the amounts reported for the non-PEO NEOs as a group.

(4) The Peer Group Total Shareholder Return shown in this table utilizes the S&P 500 Building Products Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K, for the years reflected in the table above. The comparison assumes $100 was invested for the period starting October 3, 2020, through the end of the listed year in the Company and in the S&P Building 500 Products Index, respectively. The historical stock price performance of our common stock shown is not necessarily indicative of future stock price performance.

(5) We determined return on capital to be the most important financial performance measure used to link our performance to Compensation Actually Paid to Mr. Woltz and our non-PEO NEOs in fiscal 2024. For purposes of this disclosure, return on capital was calculated by dividing the Company's Net Operating Profit After Tax for the fiscal year by its total Invested Capital for each fiscal period, each as defined in the Company's Return on Capital Incentive Compensation Plan.

DESCRIPTION OF RELATIONSHIP BETWEEN PEO AND OTHER NEO COMPENSATION ACTUALLY PAID AND INSTEEL TOTAL SHAREHOLDER RETURN ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to Mr. Woltz, the average of Compensation Actually Paid to our other NEOs, and our cumulative TSR over the three most recently completed fiscal years.



DESCRIPTION OF RELATIONSHIP BETWEEN PEO AND OTHER NEO COMPENSATION ACTUALLY PAID AND NET INCOME

The following chart sets forth the relationship between Compensation Actually Paid to Mr. Woltz, the average of Compensation Actually Paid to our other NEOs, and our net income over the three most recently completed fiscal years.



DESCRIPTION OF RELATIONSHIP BETWEEN PEO AND OTHER NEO COMPENSATION ACTUALLY PAID AND RETURN ON INVESTED CAPITAL

The following chart sets forth the relationship between Compensation Actually Paid to Mr. Woltz, the average of Compensation Actually Paid to our other NEOs, and our return on invested capital over the three most recently completed fiscal years.



DESCRIPTION OF RELATIONSHIP BETWEEN INSTEEL TSR AND PEER GROUP TSR

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of the S&P 500 Building Products Index over the same period.



MOST IMPORTANT FINANCIAL MEASURE

The Committee believes that return on invested capital was, for the most recently completed fiscal year, the most appropriate metric for linking pay and performance in that it is driven off both the generation of earnings and responsible management of our balance sheet and is closely correlated with the creation of shareholder value. Return on invested capital was the only financial measure used by Insteel to link the Compensation Actually Paid to Mr. Woltz and our other NEOs for fiscal 2024 to company performance. The Committee does not utilize nonfinancial performance metrics to determine the compensation of Mr. Woltz or our other NEOs.

Director Compensation

Our non-employee directors receive an annual cash retainer and an annual grant of RSUs. The RSUs are granted on the date of our annual meeting of shareholders and have a one-year vesting period. The cash retainers are paid to our non-employee directors quarterly. We do not pay additional "meeting fees" to directors for attendance at Board and committee meetings. Mr. Woltz, our CEO, receives no additional compensation for serving on our Board.

The Executive Compensation Committee is responsible for recommending changes in non-employee director compensation for approval by the Board. The Executive Compensation Committee, with the assistance of its independent compensation consultant, periodically reviews information about the compensation paid to non-employee directors at our peer group companies (our peer group companies are discussed in "How We Make Executive Compensation Decisions" on page 25) and relevant market trend data. The Executive Compensation Committee considers this information as well as the scope of responsibilities of Board and committee members in recommending to the Board changes to non-employee director compensation.

In July 2024, the Executive Compensation Committee recommended, and the Board approved, the following adjustments to compensation for non-employee directors:

- The annual cash retainer paid to all non-employee directors was increased from $55,000 to $60,000.
- The value of the annual grant of RSUs was increased from $75,000 to $85,000.
- The annual cash retainer paid to each of the independent Lead Director and the Chair of the Audit Committee was increased from $15,000 to $20,000.
- The annual cash retainer paid to each of the Chair of the Executive Compensation Committee and the Chair of the Nominating and Governance Committee was increased from $10,000 to $15,000.

Changes to cash retainer payments were effective as of the fourth quarter of fiscal 2024. Changes to the value of the annual grant of RSUs will be effective with the February 2025 grant.

The following table shows the compensation we provided to our non-employee directors during fiscal 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Abney S. Boxley III	65,000	74,991	6,464	146,455
Anne H. Lloyd	56,250	74,991	6,464	137,705
W. Allen Rogers II	72,500	74,991	6,464	153,955
Jon M. Ruth	67,500	74,991	6,464	148,955
Joseph A. Rutkowski	58,750	74,991	6,464	140,205
G. Kennedy Thompson	72,500	74,991	6,464	153,955

(1) Ms. Doyle was appointed as a director on December 6, 2024 and did not serve on the Board of Directors during fiscal 2024.

(2) This amount reflects the aggregate grant date fair value of restricted stock units awarded to each non-employee director computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, and does not reflect the actual value, if any, that may be received by our non-employee directors for their awards. The fair value of 2,158 RSUs issued to each non-employee director on February 13, 2024 was $74,991. As of September 28, 2024, each then-current non-employee director held 2,158 RSUs.

(3) This amount reflects dividend equivalents paid in cash on RSUs held by our non-employee directors.

Director Stock Ownership Guidelines

We believe that all our directors should have a significant ownership position in Insteel. To this end, our non-employee directors receive a significant portion of their compensation in the form of RSUs. In addition, to promote equity ownership and further align the interests of these directors with our shareholders, we have adopted stock ownership guidelines for our non-employee directors. A non-employee director must hold shares of common stock with a value equal to at least three times the current annual cash retainer (excluding any additional cash retainers paid for service as Lead Director or committee chairmanships). Newly appointed directors have three years in which to meet the required ownership level. In addition to vested shares directly held by a non-employee director, two-thirds of the number of unvested RSUs held by the non-employee director will be counted for purposes of determining whether the guideline is met. All our non-employee directors with at least three years of service are in compliance with these stock ownership guidelines.

Equity Compensation Plan Information

The following table provides certain information as of September 28, 2024, with respect to our equity compensation plans. The 2015 Equity Incentive Plan of Insteel Industries Inc. (the "2015 Plan"), which was approved by our shareholders, currently is the only equity compensation plan under which we issue new equity grants, although we have proposed that our shareholders approve the Insteel Industries Inc. 2025 Equity Incentive Plan in connection with the expiration of the 2015 Plan. See "Item Number Three Approval of the Insteel Industries Inc. 2025 Equity Incentive Plan" on page 44. We do not have any equity compensation plans that have not been approved by shareholders.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[3]
Equity compensation plans approved by security holders	585,213	$31.03	284,736

(1) Includes 466,313 shares of common stock associated with outstanding options and 118,900 shares of common stock associated with outstanding RSUs, each issued under the 2015 Plan.
(2) Represents weighted-average exercise price of options outstanding under the 2015 Plan.
(3) Represents number of shares of common stock available for issuance under the 2015 Plan.

Compensation Committee Interlocks and Insider Participation

The Executive Compensation Committee consists of Mr. Boxley, Ms. Lloyd, Mr. Ruth, Mr. Rutkowski and Mr. Thompson. None of the members of the Executive Compensation Committee have served as officers or employees of us or any of our subsidiaries. None of our executive officers served during fiscal 2024 as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has an executive officer who serves on our Board or Executive Compensation Committee. In addition, during fiscal 2024, no member of the Executive Compensation Committee engaged in any related party or other transaction of a type that is required to be disclosed pursuant to Item 404 of SEC Regulation S-K.

Item Number Three Approval of the Insteel Industries Inc. 2025 Equity Incentive Plan

The Board, upon the recommendation of the Committee, is requesting that shareholders approve the adoption of the Insteel Industries Inc. 2025 Equity Incentive Plan (the "2025 Plan"), a copy of which is attached as Appendix A to this proxy statement. We are asking our shareholders to approve the new 2025 Plan to replace the 2015 Plan. The 2015 Plan expires pursuant to its terms on February 17, 2025, after which date no further awards may be granted. If our shareholders approve the 2025 Plan, no further grants will be made under the Prior Plan as of February 11, 2025, the effective date of the 2025 Plan (the "Effective Date"). No awards will be made under the 2025 Plan unless shareholders approve the 2025 Plan.

The following discussion describes the principal features of the 2025 Plan. This summary, however, does not purport to be a complete description of all of the provisions of the 2025 Plan. It is qualified in its entirety by reference to the full text and terms of the 2025 Plan, a copy of which is attached hereto as Appendix A.

Why You Should Vote to Approve the 2025 Plan

We believe that our equity compensation program, as implemented under the 2015 Plan and furthered under the 2025 Plan, is critical to encourage and enable selected employees, directors and consultants of the Company and its affiliates to acquire or increase their holdings of common stock and other equity-based interests in the Company and/or to provide other incentive awards, thereby promoting a closer identification of their interests with those of the Company and its shareholders. Approval of the 2025 Plan should provide us with the flexibility we need to continue to use equity compensation to motivate, attract and retain the services of participants upon whose judgment, interest and special effort the successful conduct of our operation largely depends.

We have a long history of linking pay to our long-term stock performance for our key employees and managing our equity incentive award use carefully. In fiscal 2024, long-term equity-based incentive award opportunities accounted for approximately 43% of our Chief Executive Officer's target total direct compensation and an average of approximately 28% of the target total direct compensation of each of our other NEOs.

If the 2025 Plan is not approved by the shareholders, the Company will not have an equity incentive plan in place upon the expiration of the 2015 Plan to achieve our recruiting, incentive and retention objectives, which are essential to our continued success. While we could consider modifying our cash compensation program if we are unable to grant equity incentives, we believe it would be more prudent to conserve our cash so it will be available for future growth opportunities. We also believe that any inability to award equity compensation would result in difficulty in attracting, retaining and motivating our employees and other service providers. Equity-based awards are a key element of our overall compensation program because they align employee and shareholder interests while having a smaller impact than increased cash compensation would have on current income and cash flow.

Summary of Key 2025 Plan Provisions and other Compensation Best Practices

Our compensation practices include many features that the Board believes reflect responsible compensation and governance practices and protect the interests of our shareholders. Approval of the 2025 Plan will position us to continue and expand these "best practices," which include:

- **Prudent Share Request and Efficient Use of Equity.** Subject to adjustments as provided in the 2025 Plan, the maximum number of shares that may be issued under the 2025 Plan may not exceed the sum of (i) 800,000 shares of common stock, plus (ii) any shares remaining available for the grant of awards as of the Effective Date under the 2015 Plan, plus (iii) any shares subject to an award granted under the 2015 Plan, which award is forfeited, cash-settled, cancelled, terminated, expires or lapses for any reason after the Effective Date without the issuance of shares or pursuant to which such shares are forfeited. We are committed to the efficient use of equity awards and are mindful to ensure that our equity compensation program does not overly dilute our existing shareholders. To that end, the Committee considers potential shareholder dilution, including burn rate and overhang, in the design and administration of equity awards.

- **No Discounted Stock Options or SARs and Limit on Option and SAR Terms.** Stock options and SARs must have an exercise price equal to or greater than the fair market value (which is generally defined to be the closing sales price of our common stock on the date of grant). In addition, the term of an option or SAR cannot exceed 10 years.

- **No Annual "Evergreen" Provision.** The 2025 Plan requires shareholder approval of any additional authorization of shares (other than adjustments for anti-dilution purposes) and does not provide for an annual replenishment of shares under a plan "evergreen" provision.

- **No Stock Option or SAR Repricings Without Shareholder Approval.** The 2025 Plan prohibits the repricing of stock options or SARs without the approval of shareholders. This 2025 Plan provision applies to (i) direct repricings (lowering the exercise price of an option or SAR), (ii) indirect repricings (exchanging an outstanding option or SAR that is underwater in exchange for cash, options or SARs with an exercise price less than that applicable to the original option or SAR, or for another equity award) and (iii) any other action that would be treated as a repricing under applicable stock exchange rules (subject to anti-dilution adjustments).

- **Minimum Vesting Requirements.** Awards granted to a participant under the 2025 Plan generally are subject to a minimum vesting (or earning) period of one year, subject to certain exceptions as noted in the 2025 Plan. Employee equity awards under the 2015 Plan have most recently consisted of (i) stock options and (ii) RSUs. The Committee retains discretion to determine the vesting periods for awards and the types of awards that we may grant (subject to the one-year minimum vesting requirement), typically, our stock options and RSUs vest over a three-year period. We believe that our vesting and award practices are responsible and further the Company's incentive and retention objectives.

- **Automatic Exercise of Expiring "In-the-Money" Options and SARs.** The 2025 Plan provides for the automatic exercise of any portion of expiring options or SARs for which the exercise price is less than fair market value, and the participant will receive the net number of shares or compensation payable, as applicable, resulting from the net settlement of the exercise price and any applicable withholding taxes due.

- **Prudent Change of Control Provisions.** The 2025 Plan includes prudent "change of control" triggers such as requiring a change in beneficial ownership of more than 25% of our voting stock or consummation (rather than shareholder approval) of a significant merger or other transaction in order for a "change of control" to be deemed to have occurred. In addition, the 2025 Plan generally provides that awards will vest upon a change

of control only if (i) awards are not assumed, substituted or continued or (ii) even if such awards are assumed, substituted or continued, a participant's employment is terminated without cause or for good reason within specified time periods related to the change of control, unless an award agreement or other agreement or arrangement provides otherwise. In the case of performance-based awards, unless otherwise provided in an award agreement, the awards will be deemed earned based on target performance as of the effective date of the change in control.

- **Forfeiture and Clawback.** The 2025 Plan authorizes the Administrator to require forfeiture and/or recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant be subject to our compensation recovery policies or similar policies that are applicable to the participant or that are imposed under applicable laws.

- **Stock Ownership Guidelines.** The Company's directors and executive officers are subject to robust stock ownership guidelines.

- **Independent Committee.** The 2025 Plan will be administered by the Committee. All members of the Committee qualify as "independent" under NYSE listing standards and as "non-employee directors" under Rule 16b-3 adopted under the Exchange Act.

- **Limits on Transferability of Awards.** The 2025 Plan does not permit awards to be transferred for value or other consideration.

- **Conservative Share Counting Provisions for Awards.** The 2025 Plan imposes conservative counting and share recycling provisions for awards. For instance, shares subject to awards that are withheld or delivered to satisfy tax withholding requirements or for payment of the exercise price related to an option or SAR (or option or SAR granted under the 2015 Plan), shares not issued or delivered in connection with net settlement of an outstanding award and shares repurchased on the open market with the proceeds of the exercise price of an option will not be added back for reuse under the 2025 Plan.

- **Limitation on Non-Employee Director Awards.** The 2025 Plan provides that the maximum number of shares subject to awards granted during any 12-month period to a non-employee director, together with any cash fees paid during the 12-month period for service as a non-employee director, may not exceed $750,000 in total value (calculating the value of awards based on the fair market value per share on the grant date).

- **Prohibition Against Hedging.** The Company's directors and executive officers are prohibited under our insider trading policy from engaging in hedging transactions involving the Company securities (other than broker-assisted "cashless" exercise or settlement of awards granted under our equity incentive plans).

Overview of Key Terms

The following is a summary of the material features of the 2025 Plan.

Eligibility

Awards under the 2025 Plan may be granted to selected employees, directors and consultants of the Company and its affiliates in the discretion of the Administrator (as defined below under "Administration"). As of December 11, 2024, approximately 985 employees, seven non-employee directors, and certain of the Company's consultants (who have not yet been identified) were eligible to be selected to participate in the 2025 Plan.

Shares Reserved for Issuance Under the 2025 Plan

The maximum aggregate number of shares that we may issue pursuant to awards granted under the 2025 Plan may not exceed the sum of (i) 800,000 shares of common stock, plus (ii) any shares remaining available for the grant of awards as of the Effective Date under the 2015 Plan, plus (iii) any shares subject to an award granted under the 2015 Plan, which award is forfeited, cash-settled, cancelled, terminated, expires or lapses for any reason after the Effective Date without the issuance of shares or pursuant to which such shares are forfeited. Of the amount described in the preceding sentence, no more than 600,000 shares may be issued under the 2025 Plan pursuant to the grant of incentive options. These share limitations are subject to adjustment for anti-dilution purposes as described below.

In addition, under the 2025 Plan, in any 12-month period, the maximum number of shares of common stock subject to awards granted to any non-employee director will not exceed $750,000 in total value (taken together with any cash fees paid during such 12-month period to such non-employee director), subject to adjustment for anti-dilution purposes as described below.

If an award is canceled, terminates, expires, is forfeited or lapses for any reason, any such unissued or forfeited shares subject to the award will again be available for issuance pursuant to awards granted under the 2025 Plan. The following also are not included in calculating the 2025 Plan share limitations described above: (i) awards which are settled in cash, (ii) dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding awards and (iii) the number of shares subject to an award not issued for any reason, including by reason of failure to achieve maximum performance factors or criteria.

The following shares may not again be made available for issuance as awards under the 2025 Plan: any shares (i) withheld or delivered to satisfy the tax withholding requirements for an award; (ii) not issued or delivered as a result of the net settlement of an outstanding award; (iii) withheld or delivered to pay the exercise price related to an option or SAR (or option or SAR granted under the 2015 Plan) and (iv) repurchased on the open market with proceeds of an exercise price of an option.

In addition, (i) shares issued under the 2025 Plan through the settlement, assumption or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition or similar transaction involving the Company acquiring another entity will not reduce the maximum number of shares available for delivery under the 2025 Plan, and (ii) available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the 2025 Plan and will not reduce the maximum number of shares available under the 2025 Plan, subject, in the case of both (i) and (ii), to applicable stock exchange listing requirements.

The number of shares reserved for issuance under the 2025 Plan and pursuant to outstanding awards, the participant award limitations, and the terms of outstanding awards may be adjusted in the event of an adjustment in the capital structure of the Company (such as adjustments due to a merger, stock split, stock dividend or similar event, but excluding conversion of convertible securities by the Company and/or the exercise of warrants by their holders), as provided in the 2025 Plan.

On December 11, 2024, the closing sales price of our common stock as reported on NYSE was $29.45 per share.

Administration

The 2025 Plan will be administered by the Board or, upon its delegation, by the Committee (or a subcommittee thereof). Each member of the Committee is independent under Rule 16b-3 adopted under the Exchange Act and NYSE listing standards. The Board and the Committee are referred to in this discussion collectively as the "Administrator."

Subject to the terms of the 2025 Plan, the Administrator's authority includes but is not limited to the authority to: (i) determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of shares of common stock, if any, subject to an award and the terms, conditions, restrictions and limitations of an award; (ii) prescribe the form or forms of agreements evidencing awards granted under the 2025 Plan; (iii) establish, amend and rescind rules and regulations for the administration of the 2025 Plan; (iv) correct any defect, supply any omission or reconcile any inconsistency in the 2025 Plan or in any award or award agreement; and (v) construe and interpret the 2025 Plan, awards and award agreements made under the 2025 Plan, interpret rules and regulations for administering the 2025 Plan and make all other determinations deemed necessary or advisable for administering the 2025 Plan.

The Administrator also has the authority to accelerate the date that any award which was not otherwise exercisable, vested or earned shall become exercisable, vested or earned in whole or in part without any obligation to accelerate such date with respect to any other award granted to any recipient, and may in its sole discretion modify or extend the terms and conditions for exercise, vesting or earning of an award (in each case, taking into account any considerations with respect to Section 409A of the Code. Further, the Administrator may determine that a participant's rights, payments and/or benefits with respect to an award (including but not limited to any shares issued or issuable and/or cash paid or payable with respect to an award) will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Such events may include, but are not limited to, termination of employment for cause, violation of policies of the Company or an affiliate, breach of non-solicitation, non-competition, confidentiality or other restrictive covenants that may apply to the Participant, other conduct by the participant that is determined by the administrator to be detrimental to the business or reputation of the Company or any affiliate and/or other circumstances where such reduction, cancellation, forfeiture or recoupment is required by applicable law. Notwithstanding any other provision in the 2025 Plan, the Administrator will have the unilateral right, in its absolute discretion, to reduce or eliminate the amount of an award granted to any participant, including an award otherwise earned and payable pursuant to the terms of the 2025 Plan. In addition, the Administrator will have the authority and discretion to establish terms and conditions of awards (including but not limited to the establishment of subplans) as the Administrator determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States.

As noted above, under the 2025 Plan, awards generally are subject to a minimum vesting (or earning) period of one year. Notwithstanding the foregoing, the Administrator may provide for (i) acceleration of vesting and/or exercisability of any award in its discretion, including but not limited to in cases of death, disability, retirement or other termination of employment or service or a change of control (to the extent provided in the 2025 Plan); (ii) the grant of an award without a minimum vesting period or with a shorter minimum vesting period, but only with respect to awards for no more than an aggregate of five percent (5%) of the total number of authorized shares under the 2025 Plan and (iii) the grant of (A) awards to participants that have different vesting terms in the case of awards that are substituted for other equity awards in connection with mergers, consolidation or similar transactions or (B) awards in exchange for foregone cash compensation. In addition, subject to 2025 Plan terms, non-employee directors are also subject to a minimum vesting period commencing with the date on which the non-employee director is elected or appointed to the Board and ending on the earlier of (i) the one year anniversary of the grant date of the award or (ii) the date of the next annual meeting following such non-employee director's election or appointment to the Board (so long as the period between the date of the annual meeting of the Company's shareholders related to the grant date and the date of the next annual meeting of the Company's shareholders is not less than 50 weeks).

The Board may expressly delegate to one or more officers of the Company or a special committee consisting of one or more directors who are also officers of the Company the authority, within specified parameters, to grant awards to eligible participants and to make any or all of the determinations reserved for the Administrator in the 2025 Plan and with respect to such awards (subject to any restrictions imposed by applicable law and such terms and conditions as may be established by the Administrator); provided, however, that, if and to the extent required by Section 16 of the Exchange Act, the participant, at the time of said grant or other determination, is not deemed to be an officer or director of the Company within the meaning of Section 16 of the Exchange Act.

Amendment and Termination; No Repricing without Shareholder Approval

The 2025 Plan and awards may be amended, altered, suspended and/or terminated at any time by the Board, subject to the following: (i) shareholder approval is required of any 2025 Plan amendment if approval is required by applicable law, rule or regulation and (ii) an amendment or termination of an award may not materially adversely affect the rights of a participant without the participant's consent (except as otherwise provided in the 2025 Plan). In addition, except for anti-dilution adjustments or in connection with a change in control, shareholder approval is required to (i) amend the terms of outstanding options or SARs to reduce the exercise price of such outstanding options or SARs; (ii) exchange outstanding options or SARs for (A) cash, (B) options or SARs with an exercise price that is less than the exercise price of the original option or SAR or (C) other equity awards at a time when the original option or SAR has an exercise price above the fair market value of the common stock or (iii) take other action with respect to options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of our common stock are listed. The Administrator may adjust awards upon the occurrence of certain events, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2025 Plan or necessary or appropriate to comply with applicable laws, rules or regulations or as otherwise provided in the 2025 Plan.

Awards

The types of awards authorized under the 2025 Plan are described below and include: options in the form of incentive options and/or nonqualified options; restricted awards in the form of RSAs and RSUs; SARs in the form of freestanding SARs (as defined below) and/or related SARs (as defined below); performance awards in the form of performance shares and performance units; phantom stock awards; other stock-based awards and dividend equivalent awards. Subject to the terms of the 2025 Plan, the Administrator has broad authority to determine the terms and conditions of awards.

- **Options.** The 2025 Plan authorizes the grant of both incentive options and nonqualified options, both of which are exercisable for shares of our common stock, although incentive options may only be granted to our employees. The Administrator will determine the exercise price at which a participant may exercise an option. The exercise price must be no less than 100% of the fair market value per share of our common stock on the date of grant, or 110% of the fair market value with respect to incentive options granted to an employee who owns stock representing more than 10% of the total voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any (except for certain options assumed or substituted in a merger or The Administrator will determine the term and conditions of an option and the period or periods during which, and conditions pursuant to which, a participant may exercise an option. The option term may not exceed 10 years, or five years with respect to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any. Options are generally subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement or the Administrator provides otherwise. other transaction where the exercise price is adjusted in accordance with applicable tax regulations).

● **Restricted Awards.** Under the terms of the 2025 Plan, the Administrator may grant restricted awards to participants in such numbers, upon such terms and at such times as the Administrator determines. Restricted awards may be in the form of RSAs or RSUs that are subject to certain conditions, which conditions must be met in order for such award to vest or be earned, in whole or in part, and no longer subject to forfeiture. RSAs are payable in shares of common stock. RSUs may be payable in cash or shares of common stock, or partly in cash and partly in shares of common stock, in accordance with the terms of the 2025 Plan and the discretion of the Administrator.

● **Performance Awards.** Under the terms of the 2025 Plan, the Administrator may grant performance awards to participants upon such terms and conditions and at such times as the Administrator determines. Performance awards may be in the form of performance shares and/or performance units. An award of a performance share is a grant of a right to receive shares of common stock or the cash value thereof (or a combination of both) that is contingent upon the achievement of performance or other objectives during a specified period and that has a value on the date of grant equal to the fair market value (as determined in accordance with the 2025 Plan) of a share of common stock. An award of a performance unit is a grant of a right to receive shares of common stock or a designated dollar value amount of common stock that is contingent upon the achievement of performance or other objectives during a specified period, and that has an initial value established by the Administrator at the time of grant.

● **Stock Appreciation Rights.** Under the terms of the 2025 Plan, SARs may be granted to the holder of an option (a "related option") with respect to all or a portion of the shares of common stock subject to the related option (a "related SAR") or may be granted separately (a "freestanding SAR"). The consideration to be received by the holder of an SAR may be paid in cash, shares of common stock (valued at fair market value on the date of the SAR exercise) or a combination of cash and shares of common stock, as determined by the Administrator. The holder of an SAR is entitled to receive from us, for each share of common stock with respect to which the SAR is being exercised, consideration equal in value to the excess of the fair market value of a share of common stock on the date of exercise over the base price per share of the SAR. The base price may be no less than the fair market value per share of the common stock on the date the SAR is granted (except for certain SARs assumed or substituted in a merger or other transaction where the base price is adjusted in accordance with applicable tax regulations).

A SAR may not be exercised more than 10 years after it was granted, or such shorter period as may apply to related options in the case of related SARs. SARs generally are subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement provides otherwise.

● **Phantom Stock Awards.** Under the terms of the 2025 Plan, the Administrator may grant phantom stock awards to participants in such numbers, upon such terms and conditions, and at such times as the Administrator may determine. An award of phantom stock is an award of a number of hypothetical share units with respect to shares of our common stock, with a value based on the fair market value of a share of common stock (unless the Administrator determines otherwise). Payment in settlement of a phantom stock award may be made in cash, shares of common stock or a combination of cash and stock, as determined by the Administrator.

● **Other Stock-Based Awards.** The Administrator may grant other stock-based awards to one or more eligible individuals, which may be valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock or awards for shares of common stock. Such other stock-based awards include, but are not limited to, awards granted in lieu of bonus, salary or other compensation, awards granted with vesting or performance conditions and awards granted without being subject to vesting or performance conditions. Other stock-based awards may be settled in cash or shares of common stock (or a combination of both), as determined by the Administrator.

● **Dividends and Dividend Equivalent Rights.** The Administrator may provide that awards granted under the 2025 Plan (other than options and SARs) earn dividends or dividend equivalent rights ("dividend equivalents") subject to such restrictions as may be determined by the Administrator.

Change of Control

Under the terms of the 2025 Plan, the following provisions will apply in the event of a change of control (except to the extent, if any, otherwise required under Section 409A of the Code or provided in an award agreement or other agreement or arrangement with the Company):

● To the extent that the successor or surviving company in the change of control event does not assume or substitute for an award (or in which the Company is the ultimate parent corporation and does not continue the award) on substantially similar terms or with substantially equivalent economic benefits (as determined by the Administrator) as awards outstanding under the 2025 Plan immediately prior to the change of control event, (i) all outstanding options and SARs will become fully vested and exercisable, whether or not then otherwise vested and exercisable and (ii) any restrictions, including but not limited to the restriction period, performance period and/or performance factors or criteria applicable to any award other than options or SARs will be deemed to have been met, and such awards will be deemed fully vested, earned and payable to the fullest extent of the original grant of the applicable award; provided that, in the case of a performance-based award, such awards will be deemed earned based on target performance as of the effective date of the change of control, unless otherwise provided in an award agreement.

- In addition, in the event that an award is substituted, assumed or continued, the award will become vested (and, in the case of options and SARs, exercisable) in full and any restrictions, including but not limited to the restriction period, performance period and/or performance factors or criteria applicable to any award other than options or SARs will be deemed to have been met, and such awards will become fully vested, earned and payable to the fullest extent of the original award (provided that, in the case of performance awards, such awards will be deemed earned based on target performance as of the date of the change of control, unless otherwise provided in an award agreement), if the employment or service of the participant is terminated within two (2) years after the effective date of the change of control and such termination of employment or service (i) is by the Company not for cause or (ii) is by the participant for good reason. For clarification, for the purposes of this section, the "Company" will include any successor to the Company.

- Notwithstanding the above, and unless an award agreement provides otherwise, in the event that a participant has entered into or is a participant in a change of control, severance, employment, retirement, consulting or other similar plan or agreement with or established by the Company or an affiliate, the participant will be entitled to the greater of the benefits provided upon a change of control of the Company under the 2025 Plan or the other respective plan or agreement, and the other plan or agreement will not be construed to reduce the benefits provided to a participant under the 2025 Plan.

Transferability

Incentive options are not transferable other than transfers for no consideration by will or the laws of intestate succession or, in the Administrator's discretion, transfers for no consideration as may otherwise be permitted in accordance with Section 422 of the Code and related regulations. Nonqualified options and SARs are not transferable other than transfers for no consideration by will or the laws of intestate succession, except for transfers for no consideration if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Restricted awards, performance awards, phantom stock awards and other stock-based awards generally are not transferable other than transfers for no consideration by will or the laws of intestate succession, and participants may not sell, transfer, assign, pledge or otherwise encumber shares subject to an award until the award has vested and all other conditions established by the Administrator have been met, unless the Administrator determines otherwise.

Forfeiture and Recoupment

As noted above, the 2025 Plan authorizes the Administrator to require forfeiture and recoupment of plan benefits if a participant engages in certain types of detrimental conduct and also requires that a participant be subject to and comply with the Company's clawback policy(ies), stock ownership and retention policy(ies) and/or other policies adopted by the Company or an affiliate that may apply to the participant or be imposed under an award agreement, other agreement or arrangement and/or applicable laws.

Additional Information Regarding Equity Awards

Outstanding Awards and Share Reserves

The following table provides additional information regarding outstanding equity awards and shares available for future awards under the 2015 Plan as of September 28, 2024. Awards granted under the 2015 Plan that are outstanding on the Effective Date will continue in accordance with their terms, and thus shares subject to such awards will be issued if and to the extent provided under such award terms. As of December 11, 2024, there were a total of 19,430,632 shares of our common stock outstanding.

Name of Equity Plan	Total Shares Underlying Outstanding Stock Options (#)	Weighted Average Exercise Price of Outstanding Stock Options ($)	Weighted Average Remaining Contractual Life of Outstanding Stock Options (Years)	Total Shares Underlying Outstanding Unvested, Performance-Based Restricted Stock Unit Awards (#)	Total Shares Underlying Outstanding Unvested, Time-Based Restricted Stock Unit Awards (#)	Total Shares Currently Available for Grant (#)
2015 Equity Incentive Plan	466,313	31.03	7.02	—	118,900	284,736
TOTALS:	**466,313**			**—**	**118,900**	**284,736**

As noted above, the 2015 Plan expires on February 17, 2025, and no further awards may be granted under the 2015 Plan after February 17, 2025. In addition, no awards will be granted under the 2015 Plan after the Effective Date unless the 2025 Plan is not approved by the shareholders.

Historical Annual Share Usage

The following table provides, for each of the past three fiscal years, information regarding (iii) stock options granted, exercised and forfeited; (ii) full-value, time-based equity awards granted, vested and forfeited and (iii) full-value, performance-based equity awards granted, vested and forfeited/canceled, in each case, under the 2015 Plan for all plan participants (including but not limited to our executive officers).

	Shares Underlying Option Awards (#)	Shares Underlying Full-Value, Time-Based Equity Awards (#)	Shares Underlying Full-Value, Performance-Based Equity Awards (#)
Outstanding as of October 2, 2021	**428,065**	**128,511**	**—**
Granted in fiscal 2022	81,983	43,484	—
Vested/Exercised in fiscal 2022	(85,031)	(49,283)	—
Forfeited in fiscal 2022	(59,721)	(2,490)	—
Outstanding as of October 1, 2022	**365,296**	**120,222**	**—**
Granted in fiscal 2023	97,062	56,908	—
Vested/Exercised in fiscal 2023	(32,239)	(62,329)	—
Forfeited in fiscal 2023	(19,522)	(10,293)	—
Outstanding as of September 30, 2023	**410,597**	**104,508**	**—**
Granted in fiscal 2024	101,378	52,700	—
Vested/Exercised in fiscal 2024	(37,347)	(38,308)	—
Forfeited in fiscal 2024	(8,315)	—	—
OUTSTANDING AS OF SEPTEMBER 28, 2024	**466,313**	**118,900**	**—**

Burn Rate

Our annual burn rate for fiscal 2024 was 0.79%. Burn rate provides a measure of the potential dilutive impact of our annual equity award program and is defined as the number of shares granted under the Company's equity plan during the year divided by the basic weighted average shares outstanding. The Company's three-year average burn rate was 0.74%.

Overhang

We recognize the impact of dilution on our shareholders and have evaluated the 2025 Plan share request carefully in the context of the need to motivate and retain our leadership team and other employees and to ensure that they are focused on our strategic priorities. Our total fully-diluted overhang as of September 28, 2024 was 7.9% assuming that the 800,000 shares proposed to be authorized for grant under the 2025 Plan are included in the calculation. In this context, fully-diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic common shares outstanding, with all data effective as of September 28, 2024. We believe that this number of shares of common stock represents a reasonable amount of potential equity dilution, which will allow us to continue awarding the equity awards that are vital to our overall compensation program.

Certain United States Federal Income Tax Consequences

The following summary generally describes the principal U.S. federal (and not foreign, state or local) income tax consequences of awards granted under the 2025 Plan as of the date of this proxy statement. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to the Company. The provisions of the Code and related regulations concerning these matters are complicated and their impact in any one case may depend upon the particular circumstances. Tax laws are subject to change. Generally, all amounts taxable as ordinary income to participants under the 2025 Plan in respect of awards are deductible by the Company as compensation income at the same time the participant recognizes the ordinary income for tax purposes, subject to the provisions of the Code, including the limitations of Section 162(m) of the Code.

Incentive Options

Incentive options granted under the 2025 Plan are intended to qualify as incentive stock options under Section 422 of the Code. Pursuant to Section 422 of the Code, the grant and exercise of an incentive stock option generally will not result in taxable income to the participant (with the possible exception of alternative minimum tax liability) if the participant does not dispose of shares received upon exercise of such option less than one year after the date of exercise and two years after the date of grant, and if the participant has continuously been our employee from the date of grant to three months before the date of exercise (or 12 months in the event of death or disability). However, the excess of the fair market value of the shares received upon exercise of the incentive option over the exercise price for such shares generally will constitute an item of adjustment in computing the participant's alternative minimum taxable income for the year of exercise. Thus, certain participants may experience an increase in their federal income tax liability as a result of the exercise of an incentive option under the alternative minimum tax rules of the Code. We generally will not be entitled to a deduction for income tax purposes in connection with the exercise of an incentive option.

If the holding period requirements for incentive option treatment described above are met, upon the disposition of shares acquired upon exercise of an incentive option, the participant will be taxed on the amount by which the amount realized upon such disposition exceeds the exercise price, and such amount will be treated as capital gain or loss.

If the holding period requirements for incentive option treatment described above are not met, the participant will be taxed as if he or she received compensation in the year of the disposition. The participant must treat gain realized in the disqualifying disposition as ordinary income to the extent of the lesser of: (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition of the stock minus the exercise price. Any gain in excess of these amounts may be treated as capital gain.

Pursuant to the Code and the terms of the 2025 Plan, in no event can there first become exercisable by a participant in any one calendar year incentive options granted by the Company with respect to shares having an aggregate fair market value (determined at the time an option is granted) greater than $100,000. To the extent an incentive option granted under the 2025 Plan exceeds this limitation, it will be treated as a nonqualified option. In addition, no incentive option may be granted to an individual who owns, immediately before the time that the option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, unless the exercise price is equal to or exceeds 110% of the fair market value of the stock and the option period does not exceed five years.

Nonqualified Options

For federal income tax purposes, the grant of a nonqualified option should not result in taxable income to a participant or a tax deduction to the Company. The difference between the fair market value of the stock on the date of exercise and the exercise price will constitute taxable ordinary income to the participant on the date of exercise. The participant's basis in the shares of common stock acquired upon exercise of a nonqualified option will equal the exercise price plus the amount of ordinary income taxable at the time of exercise. Any subsequent disposition of the stock by the participant will be taxed as a capital gain or loss to the participant, and will be long-term capital gain or loss if the participant has held the stock for more than one year at the time of sale.

Stock Appreciation Rights

For federal income tax purposes, the grant of an SAR should not result in taxable income to a participant or a tax deduction to the Company. Upon exercise, the amount of cash and the fair market value of any shares received by the participant, less cash or other consideration paid (if any), is taxed to the participant as ordinary income.

Restricted Stock Awards

The grant of a restricted stock award will not result in taxable income to the participant or a tax deduction to the Company for federal income tax purposes, unless the restrictions on the stock do not present a substantial risk of forfeiture or the award is transferable, as defined under Section 83 of the Code. In the year that the restricted stock is no longer subject to a substantial risk of forfeiture, or the award is transferable, the fair market value of such shares at such date and any cash amount awarded, less cash or other consideration paid (if any), will be included in the participant's ordinary income as compensation, except that, in the case of restricted stock issued at the beginning of the restriction period, the participant may elect to include in his or her ordinary income as compensation at the time the restricted stock is awarded, the fair market value of such shares at such time, less any amount paid for the shares.

Restricted Stock Units, Performance Awards, Phantom Stock Awards, Other Stock-Based Awards and Dividend Equivalents

The grant of an RSU, performance award, phantom stock award, other stock-based awards or a dividend equivalent award generally should not result in taxable income to the participant or a tax deduction to the Company for federal income tax purposes. However, the participant will recognize income on account of the settlement of such award. The income recognized by the participant at that time will be equal to any cash that is received and the fair market value of any shares that are received in settlement of the award.

Section 409A

Awards granted under the 2025 Plan may be subject to Section 409A of the Code and related regulations and other guidance. Section 409A of the Code imposes certain requirements on compensation that is deemed under Section 409A of the Code to involve deferred compensation. If Section 409A of the Code applies to the 2025 Plan or any award, and the 2025 Plan and award do not, when considered together, satisfy the requirements of Section 409A of the Code during a taxable year, the participant will have ordinary income in the year of non-compliance in the amount of all deferrals subject to Section 409A of the Code to the extent that the award is not subject to a substantial risk of forfeiture. The participant will be subject to an additional tax of 20% on all amounts includable in income and may also be subject to interest charges under Section 409A of the Code. We do not have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.

Tax Withholding

Generally, a participant will be required to pay the Company in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by the Company to such authority for the account of the recipient. Alternatively, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligations in whole or in part, and any local, state, federal, foreign or other income tax obligations relating to an award, by electing to deliver to the Company shares of common stock held by the participant (which are fully vested and not subject to any pledge or other security interest) or to have the Company withhold shares of common stock from the shares to which the recipient is otherwise entitled. Under the 2025 Plan, the number of shares to be withheld or delivered will have a fair market value (as determined pursuant to the 2025 Plan) as of the date that the amount of tax to be withheld is determined as nearly as equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with applicable laws, rules, and regulations and applicable accounting principles), the amount of such obligations being satisfied.

New Plan Benefits

No awards will be granted under the 2025 Plan unless the 2025 Plan is approved by the shareholders. Grants of awards under the 2025 Plan, if shareholders approve the 2025 Plan, to the Company's executive officers, non-employee directors and other eligible participants are subject to the discretion of the Administrator, and the amount of any such awards is not yet determinable due to vesting, performance and other requirements. Therefore, it is not possible to determine the future benefits that will be received by or allocated to these participants under the 2025 Plan. See the sections of this proxy statement titled "Executive Compensation" and "Director Compensation" for information on the grants made in the last fiscal year under the 2015 Plan to our NEOs and directors.

The Board believes that approval of the 2025 Plan is in the best interests of the Company in order to continue the purposes of our equity compensation program and provide competitive incentives for eligible participants. The Board believes that substantial equity ownership encourages eligible participants to take actions favorable to the long-term interests of the Company and its shareholders. Accordingly, equity-based compensation makes up a significant portion of the overall compensation of executive officers, directors and other employees. The Board believes that the adoption of the 2025 Plan will allow us to continue the use of equity compensation as a component of a competitive, but measured, overall compensation program.

Board Recommendation

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THE APPROVAL OF THE 2025 PLAN.

Item Number Four Ratification of the Appointment of Grant Thornton LLP as our Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm for our fiscal year ending September 27, 2025. We are submitting the selection of the independent registered public accounting firm for shareholder ratification at the Annual Meeting. We expect a representative of Grant Thornton to be present at the Annual Meeting, and he or she will have the opportunity to make a statement and respond to appropriate questions.

Our organizational documents do not require that our shareholders ratify the selection of our independent registered public accounting firm. If our shareholders do not ratify the selection, the Audit Committee will reconsider whether to retain Grant Thornton, but still may retain them, nonetheless. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in our best interests.

Board Recommendation

✓ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2025.

Fees Paid to Independent Registered Public Accounting Firm

During fiscal 2024, the services of the independent registered public accounting firm included the audit of our annual financial statements, a review of our quarterly financial reports to the SEC, services performed in connection with the filing of our proxy statement and our Annual Report on Form 10-K with the SEC, attendance at meetings with our Audit Committee and consultation on matters relating to accounting and financial reporting matters. Our Audit Committee approved all services

performed by Grant Thornton in advance of their performance. Grant Thornton has served as our auditor since its appointment in 2002. Neither Grant Thornton nor any of its associates have any relationship to us or any of our subsidiaries except in its capacity as auditors. Set forth below is certain information relating to the aggregate fees billed by Grant Thornton for professional services rendered for fiscal years 2023 and 2024.

Type of Fee	Fiscal 2024	Fiscal 2023
Audit Fees	$408,125	$390,100
Audit-Related Fees	$ —	$ —
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
TOTAL	**$408,125**	**$390,100**

Audit Fees

Audit fees include fees for the recurring annual integrated audit of our financial statements, as well as the review of the quarterly financial reports and other documents filed with the SEC.

Audit-Related Fees

No audit-related fees were paid to Grant Thornton in fiscal years 2023 or 2024.

Tax Fees

No fees related to tax matters, including tax compliance, tax advice and tax planning, were paid to Grant Thornton in fiscal years 2023 or 2024.

Pre-Approval Policies and Procedures

Our Board has adopted an Audit Committee Pre-Approval Policy whereby the Audit Committee is responsible for pre-approving all audits, audit-related and other non-audit related services to be performed by the independent registered public accounting firm. The Board has authorized the Audit Committee Chair to pre-approve any audit-related, or other non-audit related services that are to be performed by the independent registered public accounting firm that need to be approved between Audit Committee meetings. Such interim pre-approvals must be reviewed with the full Audit Committee at its next meeting for its ratification.

Report of the Audit Committee

During fiscal 2024, the Audit Committee consisted of Mr. Rogers, Ms. Lloyd and Mr. Thompson and was chaired by Mr. Thompson. All directors who served as members of the Audit Committee during fiscal 2024 are "independent" directors as defined by applicable SEC and NYSE rules. The Audit Committee operates under a written charter adopted by our Board that is available on our website at https://investor.insteel.com/corporate-governance/governance-documents.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has reviewed the audited consolidated financial statements for the fiscal year ended September 28, 2024, and has met and held discussions with respect to such audited consolidated financial statements with management and Grant Thornton, the Company's independent registered public accounting firm. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee and Grant Thornton have discussed those matters that are required to be discussed by PCAOB Auditing Standard No. 1301, Communications with Audit Committees.

Grant Thornton also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Grant Thornton's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Grant Thornton the independence of Grant Thornton.

Based on the Audit Committee's review of the audited consolidated financial statements, discussions with management and Grant Thornton, and the Audit Committee's review of the representations of management and the written disclosures and report of Grant Thornton, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended September 28, 2024, for filing with the SEC.

Audit Committee

G. Kennedy Thompson (Chair)
Anne H. Lloyd
W. Allen Rogers II

Certain Relationships and Related Person Transactions

Our general policy is to avoid transactions with "related persons," as that term is described below. Nevertheless, we recognize that there are situations where transactions with related persons might be in our best interests, and therefore in the best interests of our shareholders. For example, we might have the opportunity to obtain products or services of a nature, quantity or quality, or on other terms that are not readily available from alternative sources or have the opportunity to provide products or services to related persons on an arm's-length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

To help ensure timely identification, review and consideration of any such transactions, the Board maintains a written policy regarding transactions that involve Insteel and any "related persons," which generally are our executive officers, directors or director nominees, five percent or greater shareholders or their affiliates, and the immediate family members of any such executive officer, director, director nominee or five percent shareholder. Any current or proposed financial transaction, arrangement or relationship in which a related person had or will have a direct or indirect material interest, in an amount exceeding $120,000 and in which we are or will be a participant, requires the prior approval of the Audit Committee or a majority of the disinterested members of the Board. The Audit Committee, pursuant to authority delegated to it by the Board, will analyze and consider any such transaction in accordance with this policy in order to determine whether the terms and conditions of the transaction are substantially the same as, or more favorable to Insteel, than transactions that would be available with unaffiliated parties.

Our Secretary is responsible for identifying and presenting each potential related person transaction to the Audit Committee based on information that the Secretary obtains during the process of reviewing annual questionnaires completed by directors and executive officers, as well as on other information that comes to her attention. In conducting its review of any proposed related person transaction, the Audit Committee will consider all of the relevant facts and circumstances available to the Audit Committee, including but not limited to: (i) the benefits to Insteel; (ii) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the availability of other sources for comparable products or services; (iv) the terms of the proposed related person transaction; and (v) the terms available to unrelated third parties or to employees generally in an arm's length negotiation. No member of the Audit Committee will participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

Following the end of our fiscal year and prior to the Board's determination of each director's independence, the Audit Committee will review any related person transactions that have been previously ratified by the Audit Committee. Based on all relevant facts and circumstances, the Audit Committee will determine if it is in the best interests of us and our shareholders to continue, modify or terminate any ongoing related person transactions. With respect to related person transactions that involve a director, the immediate family member of a director, or an entity in which a director is a partner, shareholder or executive officer, the Audit Committee will discuss with the Board whether any such related person transaction affects the independence of the director.

Since the beginning of our last fiscal year, there have been no related person transactions, and there are currently no proposed related person transactions in which we were or are to be a participant.

Questions and Answers About the Annual Meeting

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card from us because you owned Shares at the close of business on December 11, 2024, the record date for the Annual Meeting. This proxy statement describes matters on which we would like you, as a shareholder, to vote. It also gives you information on these matters so that you can make an informed decision.

When you authorize a proxy to vote your shares via the toll-free telephone number or over the Internet, as described in the enclosed materials, or by submitting a proxy card, you appoint H.O. Woltz III and Elizabeth C. Southern, and each of them individually, as your representatives at the Annual Meeting. Mr. Woltz and Ms. Southern will vote your Shares at the Annual Meeting as you

have instructed them. By authorizing a proxy to vote your shares, your Shares will be voted regardless of whether you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is a good idea to authorize a proxy in advance of the meeting just in case your plans change. Authorizing a proxy will not affect your right to attend or vote at the Annual Meeting.

If a matter comes up for vote at the Annual Meeting that is not described in this proxy statement or listed on the proxy card, Mr. Woltz and Ms. Southern will vote your Shares, under your proxy, in their discretion. As of the date of this proxy statement, we do not expect that any matters other than those described in this proxy statement will be voted upon at the Annual Meeting.

What is being voted on at the Annual Meeting?

The table below shows the proposals subject to vote at the Annual Meeting, along with information on what vote is required to approve each of the proposals, assuming the presence of a quorum, and the Board's recommendation for each proposal. On the proposal to elect directors you may vote "FOR" or "WITHHOLD" and on each other proposal, you may vote "FOR", "AGAINST" OR "ABSTAIN".

Proposal	Vote Required	Board Recommendation
Proposal 1: Election of three nominees to the Board of Directors	Plurality of Votes Cast*	FOR all nominees
Proposal 2: Advisory vote on the compensation of our named executive officers	Majority of Votes Cast	FOR
Proposal 3: Approval of the Insteel Industries Inc. 2025 Equity Incentive Plan	Majority of Votes Cast	FOR
Proposal 4: Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for our 2025 fiscal year	Majority of Votes Cast	FOR

*   Although a director will be elected by a plurality of votes cast, in the event a director receives the affirmative vote of less than a majority of the shares voted in an uncontested election, the director is required to submit his or her resignation to the Board pursuant to our Board Governance Guidelines.

Who is entitled to vote?

All holders of record of our Shares at the close of business on December 11, 2024, the record date, are entitled to receive notice of the Annual Meeting and to vote the Shares held by them on the record date. Each outstanding Share entitles its holder to cast one vote for each matter to be voted upon.

May I attend the Annual Meeting?

All holders of record of our Shares at the close of business on the record date, or their designated proxies, are entitled to attend the Annual Meeting.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

Consistent with state law and our bylaws, the presence, in person or by proxy, of holders of at least a majority of the total number of Shares entitled to vote is necessary to constitute a quorum for purposes of voting on a particular matter at the Annual Meeting. As of the record date, there were 19,430,632 shares outstanding and entitled to vote at the Annual Meeting. Once a Share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof unless a new record date is set for the adjournment. Shares held of record by shareholders or their nominees who do not vote by proxy or attend the Annual Meeting in person will not be considered present or represented at the Annual Meeting and will not be counted in determining the presence of a quorum. Signed proxies that withhold authority or reflect abstentions or "broker non-votes" will be counted for purposes of determining whether a quorum is present. "Broker non-votes" are proxies received from brokerage firms or other nominees holding Shares on behalf of their clients who have not been given specific voting instructions from their clients with respect to non-routine matters. See "Will my Shares be voted if I do not authorize a proxy?" on page 58.

How do I vote?

You may vote your shares at the Annual Meeting or you may authorize a proxy to vote on your behalf. There are three ways to authorize a proxy:

Internet: By accessing the Internet at www.proxyvote.com and following the instructions on the proxy card or voting instruction form.

Telephone: By calling toll-free 1-800-690-6903 and following the instructions on the proxy card or voting instruction form.

Mail: By signing, dating and mailing the enclosed proxy card.

If you authorize a proxy to vote your shares over the Internet or by telephone, you should not return your proxy card.

Shareholders who attend the Annual Meeting may vote their Shares even though they have sent in their proxies, although shareholders who hold their shares in "street name" will need to obtain a proxy from the brokerage firm or other nominee that holds their Shares to vote such Shares at the Annual Meeting.

What are the Board's recommendations?

If no instructions are indicated on your valid proxy, Mr. Woltz and Ms. Southern will vote in accordance with the recommendations of the Board. The Board recommends a vote:

- **FOR** the election of the three director nominees named in the proxy statement;

- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers;

- **FOR** the approval of the Insteel Industries Inc. 2025 Equity Incentive Plan; and

- **FOR** the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for our 2025 fiscal year.

Will other matters be voted on at the Annual Meeting?

We are not aware of any matters to be presented at the Annual Meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, Mr. Woltz and Ms. Southern will vote your Shares, under your proxy, in their discretion.

Can I revoke or change my proxy instructions?

You may revoke or change your proxy at any time before it has been exercised by:

- sending a written statement to our Secretary to the effect that you are revoking a proxy; the statement must be received no later than February 10, 2025 at 1373 Boggs Drive, Mount Airy, North Carolina 27030;

- properly authorizing a new proxy with a later date by mail, Internet or telephone; or

- appearing in person and voting by ballot at the Annual Meeting.

Attendance at the Annual Meeting will not, by itself, constitute revocation of a proxy.

What vote is required to approve each proposal in this proxy statement, assuming a quorum is present at the Annual Meeting?

- The election of directors will be determined by a plurality of the votes cast at the Annual Meeting. Shareholders do not have cumulative voting rights in connection with the election of directors. This means that the three nominees receiving the highest number of "FOR" votes will be elected as directors. Withheld votes and broker non-votes, if any, are not treated as votes cast, and therefore will have no effect on the proposal to elect directors. Although a director will be elected by a plurality of the votes cast, if the director receives less than a majority of the shares voted in an uncontested election (such as this one), the director is required to submit his or her resignation to the Board pursuant to our Board Governance Guidelines.

- The advisory vote on the compensation of our NEOs will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes are not treated as votes cast, and therefore will have no effect on the advisory vote. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board and the Executive Compensation Committee will consider the outcome of the vote when making future compensation decisions for our executive officers.

- The vote to approve the Insteel Industries Inc. 2025 Equity Incentive Plan will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes are not treated as votes cast, and therefore will have no effect on the advisory vote.

- The vote to ratify the appointment of our independent registered public accounting firm will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes are not treated as votes cast, and therefore will have no effect on the proposal. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board and the Audit Committee will consider the outcome of the vote when making future decisions regarding the selection of our independent registered public accounting firm.

Will my Shares be voted if I do not authorize a proxy?

If your Shares are held in "street name" and you fail to give instructions as to how you want your Shares voted (a "non-vote"), the brokerage firm, bank or other nominee who holds Shares on your behalf may, in certain circumstances, vote the Shares in their discretion.

With respect to "routine" matters, such as the ratification of the appointment of our independent registered public accounting firm, a brokerage firm or other nominee has authority (but is not required) under the rules governing self-regulatory organizations (the "SRO rules"), including NYSE, to vote its clients' Shares if the clients do not provide instructions. When a brokerage firm or other nominee votes its clients' Shares on routine matters without receiving voting instructions, these Shares are counted both for establishing a quorum to conduct business at the meeting and in determining the number of Shares voted FOR, ABSTAINING or AGAINST with respect to such routine matters.

With respect to "non-routine" matters, such as the election of directors, the advisory vote on the compensation of our NEOs and approval of the Insteel Industries Inc. 2025 Equity Incentive Plan, a brokerage firm or other nominee is not permitted under the SRO rules to vote its clients' Shares if the clients do not provide instructions. The brokerage firm or other nominee will so note on the voting instruction form, and this constitutes a "broker non-vote." "Broker non-votes" will be counted for purposes of establishing a quorum to conduct business at the meeting but not for determining the number of Shares voted FOR, WITHHELD FROM, AGAINST or ABSTAINING with respect to such non-routine matters.

In summary, if you do not authorize a proxy, your brokerage firm or other nominee may either:

- vote your Shares on routine matters and cast a "broker non-vote" on non-routine matters; or
- leave your Shares unvoted altogether.

We encourage you to provide instructions to your brokerage firm or other nominee by authorizing a proxy. This action ensures that your Shares will be voted in accordance with your wishes at the Annual Meeting.

What does it mean if I receive more than one set of proxy materials?

If you receive more than one set of proxy materials, it means your Shares are not all registered in the same way (for example, some are registered in your name and others are registered jointly with your spouse) or are in more than one account. In order to ensure that you vote all of the Shares that you are entitled to vote, you should authorize a proxy to vote utilizing all proxy cards or Internet or telephone proxy authorizations to which you are provided access.

What other information should I review before voting?

Our 2024 Annual Report, which includes a copy of our Annual Report on Form 10-K filed with the SEC, is included in the mailing with this proxy statement. The Annual Report, however, is not part of the proxy solicitation material. Additional copies of our Annual Report on Form 10-K filed with the SEC, including the financial statements and financial statement schedules, may be obtained without charge by:

- writing to our Secretary at: 1373 Boggs Drive, Mount Airy, North Carolina 27030;
- accessing the EDGAR database on the SEC's website at www.sec.gov; or
- accessing our website at https://investor.insteel.com

The contents of our website are not and shall not be deemed to be a part of this proxy statement.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will publish the final results in a Current Report on Form 8-K that we will file with the SEC shortly after the meeting.

Other Information

Expenses of Solicitation

We will bear the costs of solicitation of proxies. In addition to the use of the telephone, Internet or mail, proxies may be solicited by personal interview, telephone and telegram by our directors, officers and employees, and no additional compensation will be paid to such individuals. We have also retained the services of Morrow Sodali, LLC for a fee of $10,000 plus out-of-pocket expenses to solicit proxies from shareholders on behalf of Insteel.

Arrangements may also be made with the stock transfer agent and with brokerage houses and other custodians, nominees and fiduciaries that are record holders of Shares for the forwarding of solicitation material to the beneficial owners of Shares. We will, upon the request of any such entity, pay such entity's reasonable expenses for completing the mailing of such material to such beneficial owners.

Householding

Shareholders residing in the same household who hold their Shares in "street name" through a brokerage firm, bank or other nominee may receive only one set of proxy materials in accordance with a notice sent earlier by their bank or broker. This practice of sending only one set of proxy materials is called "householding," and saves us money in printing and distribution costs. This practice will continue unless instructions to the contrary are received by your bank or broker from one or more of the shareholders within the household.

If you hold your shares in "street name" and reside in a household that received only one copy of the proxy materials, you can request to receive a separate copy in the future by following the instructions sent by your bank or broker. If your household is receiving multiple copies of the proxy materials, you may request that only a single set of materials be sent by following the instructions sent by your bank or broker or by contacting us in writing at 1373 Boggs Drive, Mount Airy, North Carolina 27030, Attn: Secretary or secretary@insteel.com. We will also promptly deliver a separate copy of these proxy materials to any shareholder residing at an address to which only one copy was delivered. Requests for additional copies should be directed to us in writing using the contact information listed above.

Shareholder Proposals for the 2026 Annual Meeting

Proposals for Inclusion in the Proxy Statement

If you want to make a proposal for consideration at next year's annual meeting of shareholders and have it included in our proxy materials, we must receive your proposal no later September 4, 2025, which is the 120th day prior to the anniversary of the date of this proxy statement, and the proposal must comply with SEC Rule 14a-8.

Other Proposals

If you want to make a proposal (other than a proposal in accordance with SEC Rule 14a-8) or nominate a director for consideration at next year's annual meeting, you must comply with the then-current advance notice provisions and other requirements set forth in our bylaws, which are available on the SEC's website (www.sec.gov) and our website at https://investor.insteel.com/ corporate-governance/governance-documents.

Under our current bylaws, a shareholder may nominate a director or submit a proposal for consideration at an annual meeting of shareholders by giving timely notice to our Secretary. To be timely, that notice must contain information specified in our bylaws and be received by us not earlier than the 120th day nor later than 5:00 pm., Eastern time, on the 90th day prior to the first anniversary of the preceding year's annual meeting. If, however, the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the date of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely notice by the shareholder must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern time, on the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made.

Therefore, we must receive notice of your nomination or proposal on or after October 14, 2025, and no later than 5:00 p.m., Eastern time, on November 13, 2025 unless the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the 2025 Annual Meeting.

Delivery of Notice of a Proposal

In each case discussed above, the required notice must be given by personal delivery or by United States certified mail, postage prepaid, to our Secretary, whose address is c/o Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030.

By order of the Board of Directors

Elizabeth C. Southern

Elizabeth C. Southern
Vice President Administration, Secretary and Chief Legal Officer
Mount Airy, North Carolina
January 2, 2025

Appendix A

Insteel Industries Inc. 2025 Equity Incentive Plan

1. Definitions

In addition to other terms defined herein or in an Award Agreement or other applicable instrument, the following terms shall have the meanings given below:

(a) <u>Administrator</u> means the Board and, upon its delegation of all or part of its authority to administer the Plan to the Committee, the Committee.

(b) <u>Affiliate</u> means any Parent or Subsidiary of the Company, and also includes any other business entity which is controlled by, under common control with or controls the Company; provided, however, that the term "Affiliate" shall be construed in a manner in accordance with the registration provisions of applicable federal securities laws if and to the extent required.

(c) <u>Applicable Law</u> means any applicable laws, rules or regulations (or similar guidance), including but not limited to the North Carolina Business Corporation Act, the Securities Act, the Exchange Act, the Code and the listing or other rules of any applicable stock exchange.

(d) <u>Award</u> means, individually or collectively, a grant under the Plan of an Option (including an Incentive Option or a Nonqualified Option); a SAR (including a Related SAR or a Freestanding SAR); a Restricted Award (including a Restricted Stock Award or a Restricted Stock Unit Award); a Performance Award (including a Performance Share Award or a Performance Unit Award); a Phantom Stock Award; an Other Stock-Based Award; a Dividend Equivalent Award; and/or any other award granted under the Plan.

(e) <u>Award Agreement</u> means an award agreement (which may be in written or electronic form, in the Administrator's discretion, and which includes any amendment or supplement thereto) between the Company and a Participant specifying the terms, conditions and restrictions of an Award granted to the Participant. An Award Agreement may also state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock or any other benefit underlying an Award, as may be established by the Administrator. An Award Agreement may be, but is not required to be, executed by the Participant, unless the Administrator determines otherwise.

(f) <u>Base Price</u> means, with respect to a SAR, the initial price assigned to the SAR.

(g) <u>Board</u> or <u>Board of Directors</u> means the Board of Directors of the Company.

(h) <u>Cause</u> means, unless the Administrator determines otherwise, a Participant's termination of employment or service resulting from the Participant's (i) termination for "Cause" as defined under any Award Agreement, or employment, change in control, severance, retirement, consulting or other similar plan, policy or agreement with or established by the Company or an Affiliate that is applicable to the Participant, if any, or (ii) if the Participant is not a participant in or has not entered into any such plan, policy or agreement or if any such plan, policy or agreement does not define "Cause," then "Cause" shall mean: (A) the Participant's engaging in fraudulent conduct or conduct that could be materially damaging to the Company or its Affiliates without a reasonable good faith belief that such conduct was in the best interest of the Company, (B) the Participant's failure to perform his or her duties to the satisfaction of the Company, (C) the Participant's dishonesty, (D) the Participant's conviction of a crime which brings the Participant into disrepute or is likely to have a material detrimental effect on the business of the Company or its Affiliates or (E) the Participant's material breach of any confidentiality, non-solicitation or non-competition covenant entered into between the Participant and the Company. The determination of "Cause" shall be made by the Administrator and its determination shall be final and conclusive. Without in any way limiting the effect of the foregoing, for purposes of the Plan and an Award, a Participant's employment or service shall also be deemed to have terminated for Cause if, after the Participant's employment or service has terminated, facts and circumstances are discovered that would have justified, in the opinion of the Administrator, a termination for Cause.

(i) <u>A Change of Control</u> shall (except as may be otherwise required, if at all, under Code Section 409A) be deemed to have occurred on the earliest of the following dates:

    (i) The date any entity or person shall have become the beneficial owner of, or shall have obtained voting control over, twenty-five percent (25%) or more of the total voting power of the Company's then outstanding voting stock;

    (ii) The date of the consummation of (A) a merger, consolidation, recapitalization or reorganization of the Company (or similar transaction involving the Company), in which the holders of the Common Stock immediately prior to the transaction have voting control over fifty percent (50%) or less of the voting securities of the surviving corporation immediately after such transaction, or (B) the sale or disposition of more than fifty percent (50%) of the Company's and its Affiliates' total assets on a consolidated basis;

(iii) The date there shall have been a change in a majority of the Board within a 12-month period unless the nomination for election by the Company's shareholders or the appointment of each new Director (other than as a result of any settlement of a proxy or consent solicitation contest or any action taken to avoid such a contest) was approved by the vote of a majority of the members of the Board (or a committee of the Board, if nominations are approved by a Board committee rather than the Board) then still in office who were in office at the beginning of the 12-month period; or

(iv) The date on which the shareholders of the Company approve of a complete liquidation or dissolution of the Company to the extent that shareholder approval is required by Applicable Law.

For the purposes herein, the term "person" shall mean any individual, corporation, partnership, group, association, or other person, as such term is defined in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, other than the Company, a Subsidiary of the Company, or any employee benefit plan(s) sponsored or maintained by the Company or any Subsidiary thereof, and the term "beneficial owner" shall have the meaning given the term in Rule 13d-3 under the Exchange Act.

For the purposes of clarity, a transaction shall not constitute a Change of Control if its principal purpose is to change the state of the Company's incorporation, create a holding company that would be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction, or is another transaction of other similar effect.

Notwithstanding the preceding provisions of this Section 1(i), in the event that any Awards granted under the Plan are deemed to be deferred compensation subject to (and not exempt from) the provisions of Code Section 409A, then a transaction shall only be considered a "Change of Control" with respect to such Awards if it also qualifies as (A) a change in the ownership of the Company or (B) a change in the ownership of a substantial portion of the assets of the Company, as such terms are defined and interpreted under Regulation Section 1.409A-3(i)(5) or any successor provision thereto.

Subject to the terms of the Plan, the Administrator shall have authority, in its discretion (subject to any Code Section 409A considerations), to determine whether a Change of Control of the Company has occurred, the date of the occurrence of such Change of Control, and any incidental matters related thereto.

(j) Code means the Internal Revenue Code of 1986, as amended, or any successor thereto. Any reference herein to a specific Code section shall be deemed to include all related regulations or other guidance with respect to such Code section.

(k) Committee means the Executive Compensation Committee of the Board (or a subcommittee thereof), or such other committee of the Board (including, without limitation, the full Board) to which the Board has delegated power to act under or pursuant to the provisions of the Plan. For clarity, the term "Committee" includes the Board (or subcommittee of the Committee or other committee of the Board) if exercising the authority of the Committee under the Plan.

(l) Common Stock means the common stock of Insteel Industries, Inc., no par value, or any successor securities thereto.

(m) Company means Insteel Industries, Inc., a North Carolina corporation, together with any successor thereto. In the Administrator's discretion, the term "Company" may also refer to the Company and any or all of its Affiliates.

(n) Consultant means an independent contractor, consultant or advisor providing services (other than capital-raising services) to the Company or an Affiliate.

(o) Director means a member of the Board.

(p) Disability shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, have the meaning given in any Award Agreement, employment, change in control, severance, retirement, consulting or other similar plan, policy or agreement with or established by the Company or an Affiliate that is applicable to the Participant, or, if the Participant is not a participant in or has not entered into any such plan, policy or agreement or if such plan, policy or agreement does not define "Disability," "Disability" shall mean the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months. The Administrator shall have authority to determine if a Disability has occurred.

(q) Dividend Equivalent Award shall mean a right granted to a Participant pursuant to Section 13 to receive the equivalent value (in cash or shares of Common Stock) of dividends paid on Common Stock.

(r) Effective Date means the effective date of the Plan, as provided in Section 4.

(s) Employee means any person who is an employee of the Company or any Affiliate (including entities which become Affiliates after the Effective Date of the Plan). For this purpose, an individual shall be considered to be an Employee only if there exists between the individual and the Company or an Affiliate the legal and bona fide relationship of employer and employee (taking into account Code Section 409A considerations if and to the extent applicable); provided, however, that with respect to Incentive Options, "Employee" means any person who is considered an employee of the Company or any Parent or Subsidiary for purposes of Treasury Regulation Section 1.421-1(h) (or any successor provision related thereto).

(t) Exchange Act means the Securities Exchange Act of 1934, as amended, or any successor thereto.

(u) Fair Market Value per share of the Common Stock shall be established in good faith by the Administrator and, unless otherwise determined by the Administrator, the Fair Market Value shall be determined in accordance with the following provisions: (i) if the shares of Common Stock are listed for trading on the New York Stock Exchange, Inc. (the "NYSE") or another national or regional stock exchange, the Fair Market Value shall be the closing sales price per share of the shares on the NYSE or other principal stock exchange on which such securities are listed on the date an Award is granted or other determination is made (such date of determination being referred to herein as a "valuation date"), or, if there is no transaction on such date, then on the trading date nearest preceding the valuation date for which closing price information is available, and, provided further, if the shares are not listed for trading on the NYSE or another stock exchange but are regularly quoted on an automated quotation system (including the OTC Bulletin Board and the quotations published by the OTC Markets Group) or by a recognized securities dealer, the Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the valuation date, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the valuation date (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or (ii) if the shares of Common Stock are not listed or reported in any of the foregoing, then the Fair Market Value shall be determined by the Administrator based on such valuation measures or other factors as it deems appropriate. Notwithstanding the foregoing, (x) with respect to the grant of Incentive Options, the Fair Market Value shall be determined by the Administrator in accordance with the applicable provisions of Section 20.2031-2 of the Federal Estate Tax Regulations, or in any other manner consistent with the Code Section 422; and (y) Fair Market Value shall be determined in accordance with Code Section 409A if and to the extent required.

(v) Freestanding SAR means a SAR that is granted without relation to an Option, as provided in Section 8.

(w) Good Reason means, unless the Administrator determines otherwise, (i) "Good Reason" as defined under any Award Agreement, or employment, change in control, severance, retirement, consulting or other similar plan, policy or agreement with or established by the Company or an Affiliate that is applicable to the Participant, if any, or (ii) if the Participant is not a participant in or has not entered into any such plan, policy or agreement or if any such plan, policy or agreement does not define "Good Reason," then a Participant's termination shall be for "Good Reason" if termination results due to any of the following without the Participant's consent: (A) with respect to Employees, a change caused by the Company in the Participant's duties and responsibilities which is materially inconsistent with the Participant's position at the Company, or a material reduction in the Participant's annual base salary (excluding any reduction in the Participant's salary that is part of a plan to reduce salaries of comparably situated employees of the Company generally); and (B) with respect to Directors

in connection with a Change of Control, the Participant's ceasing to serve as a Director, or, if the Company is not the surviving Company in a Change of Control event, a member of the board of directors of the surviving entity, in either case, due to the Participant's failure to be nominated to serve as a director of such entity or the Participant's failure to be elected to serve as a director of such entity, but not due to the Participant's decision not to continue service on the Board of Directors of the Company or the board of directors of the surviving entity, as the case may be; provided that, in any case, notwithstanding anything to the contrary in the foregoing subparts (i) or (ii), the Participant shall only have "Good Reason" to terminate employment or service following the applicable entity's failure to remedy the act which is alleged to constitute "Good Reason" within thirty (30) days following such entity's receipt of written notice from the Participant specifying such act, so long as such notice is provided within sixty (60) days after such event has first occurred (or after the Participant reasonably should have been aware of the first occurrence of such event). The determination of "Good Reason" shall be made by the Administrator and its determination shall be final and conclusive.

(x) Incentive Option means an Option that is designated by the Administrator as an Incentive Option pursuant to Section 7 and intended to meet the requirements of incentive stock options under Code Section 422.

(y) Nonqualified Option means an Option granted under Section 7 that is not intended to qualify (or does not qualify) as an incentive stock option under Code Section 422.

(z) Option means a stock option granted under Section 7 that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the Option Price, and subject to such terms and conditions, as may be set forth in the Plan or an Award Agreement or established by the Administrator.

(aa) Option Period means the term of an Option, as provided in Section 7(d).

(bb) Option Price means the price at which an Option may be exercised, as provided in Section 7(b).

(cc) Other Stock-Based Award means a right, granted to a Participant under Section 12, that relates to or is valued by reference to shares of Common Stock or other Awards relating to shares of Common Stock.

(dd) Parent shall mean a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) (or any successor provision thereto).

(ee) Participant means an individual who is an Employee employed by, or a Director or Consultant providing services to, the Company or an Affiliate who satisfies the requirements of Section 6 and is selected by the Administrator to receive an Award under the Plan.

(ff) Performance Award means a Performance Share Award and/or a Performance Unit Award, as provided in Section 10.

(gg) <u>Performance Measures</u> mean one or more performance factors or criteria which may be established by the Administrator with respect to an Award. Performance Measures may be based on such corporate, business unit, division, individual and/or other performance factors or criteria, whether objective or subjective, as the Administrator in its discretion may deem appropriate. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or other Affiliates, or one or more of its divisions, departments, units, segments, partnerships, joint ventures or minority investments, facilities, product lines or products or any combination of the foregoing. The targeted level or levels of performance with respect to such business criteria may be established at such levels and on such terms as the Administrator may determine, in its discretion, including but not limited to on an absolute basis, in relation to performance in a prior performance period, relative to one or more peer group companies or indices, on a per share and/or share per capita basis, on a pre-tax or after-tax basis and/or any combination thereof.

(hh) <u>Performance Share</u> means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, stated with reference to a specified number of shares of Common Stock, that entitles the holder to receive shares of Common Stock, a cash payment or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

(ii) <u>Performance Unit</u> means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, that entitles the holder to receive shares of Common Stock, a cash payment or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

(jj) <u>Phantom Stock Award</u> means an Award granted under Section 11, entitling a Participant to a payment in cash, shares of Common Stock or a combination of cash and Common Stock (as determined by the Administrator), following the completion of the applicable vesting period and compliance with the terms of the Plan and other terms and conditions established by the Administrator. The unit value of a Phantom Stock Award shall be based on the Fair Market Value of a share of Common Stock unless the Administrator determines otherwise.

(kk) <u>Plan</u> means the Insteel Industries, Inc. 2025 Equity Incentive Plan, as it may be amended and/or restated.

(ll) <u>Prior Plan</u> means the 2015 Equity Incentive Plan of Insteel Industries, Inc., as amended and/or restated.

(mm) <u>Related SAR</u> means a SAR granted under Section 8 that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

(nn) <u>Restricted Award</u> means a Restricted Stock Award and/or a Restricted Stock Unit Award, as provided in Section 9.

(oo) <u>Restricted Stock Award</u> means shares of Common Stock granted to a Participant under Section 9. Shares of Common Stock subject to a Restricted Stock Award shall cease to be restricted when, in accordance with the terms of the Plan and the terms and conditions established by the Administrator, the shares vest and become transferable and free of substantial risks of forfeiture.

(pp) <u>Restricted Stock Unit</u> means a Restricted Award granted to a Participant pursuant to Section 9 which is settled, if at all, (i) by the delivery of one share of Common Stock for each Restricted Stock Unit, (ii) in cash in an amount equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit or (iii) in a combination of cash and shares equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit, as determined by the Administrator. A Restricted Stock Unit represents the promise of the Company to deliver shares of Common Stock, cash or a combination thereof, as applicable, at the end of the applicable restriction period if and only to the extent the Award vests and ceases to be subject to forfeiture, subject to compliance with the terms of the Plan and Award Agreement and any terms and conditions established by the Administrator.

(qq) <u>Retirement</u> shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, have the meaning given such term under any Award Agreement, or any employment, change in control, severance, retirement, consulting or other similar plan, policy or agreement with or established by the Company or an Affiliate that is applicable to the Participant, if any, or if the Participant is not a participant in -or has not entered into any such plan, policy or agreement or if such plan, policy or agreement does not define "Retirement," then, unless the Administrator determines otherwise, "Retirement" shall mean termination of a Participant's employment with the Company for any reason other than due to death, Disability or termination by the Company for Cause, after the Participant has both attained age fifty-five (55) and completed at least 10 "years of service" with the Company (as that term is defined in the Insteel Industries, Inc. Retirement Savings Plan.) The Administrator shall have authority to determine if a Retirement has occurred.

(rr) <u>SAR</u> means a stock appreciation right granted under Section 8 entitling the Participant to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the excess of the Fair Market Value on the date of exercise over the Base Price, subject to the terms of the Plan and Award Agreement and any other terms and conditions established by the Administrator. References to "SARs" include both Related SARs and Freestanding SARs, unless the context requires otherwise.

(ss) <u>Securities Act</u> means the Securities Act of 1933, as amended, or any successor thereto.

(tt) <u>Subsidiary</u> shall mean a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f) (or any successor section thereto).

(uu) <u>Termination Date</u> means the date of termination of a Participant's employment or service with the Company or an Affiliate for any reason, as determined by the Administrator (taking into account any Code Section 409A considerations).

2. Purpose

The purposes of the Plan are to encourage and enable selected Employees, Directors and Consultants of the Company and its Affiliates to acquire or increase their holdings of Common Stock and other equity-based interests in the Company and/or to provide other incentive awards in order to promote a closer identification of their interests with those of the Company and its shareholders, and to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants upon whose judgment, interest and special effort the successful conduct of its operation largely depends. These purposes may be carried out through the granting of Awards to selected Participants.

3. Administration of the Plan

(a) The Plan shall be administered by the Board or, upon its delegation, by the Committee (or a subcommittee thereof). To the extent required under Rule 16b-3 adopted under the Exchange Act, the Committee shall be comprised solely of two or more "non-employee directors," as such term is defined in Rule 16b-3, or as may otherwise be permitted under Rule 16b-3. In addition, Committee members shall qualify as "independent directors" under applicable stock exchange rules if and to the extent required.

(b) Subject to the provisions of the Plan, the Administrator shall have full and final authority in its discretion to take any action with respect to the Plan, including, without limitation, the authority to (i) determine all matters relating to Awards, including selection of individuals to be granted Awards, the types of Awards, the number of shares of Common Stock, if any, subject to an Award, and all terms, conditions, restrictions and limitations of an Award; (ii) prescribe the form or forms of Award Agreements evidencing any Awards granted under the Plan; (iii) establish, amend and rescind rules and regulations for the administration of the Plan; (iv) correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement; and (v) construe and interpret the Plan, Awards and Award Agreements made under the Plan, interpret rules and regulations for administering the Plan and make all other determinations deemed necessary or advisable for administering the Plan. In addition, (x) the Administrator shall have the authority to accelerate the date that any Award which was not otherwise exercisable, vested or earned shall become exercisable, vested or earned in whole or in part without any obligation to accelerate such date with respect to any other Award granted to any recipient; and (y) the Administrator may in its sole discretion modify or extend the terms and conditions for exercise, vesting or earning of an Award (in each case, taking into account any Code Section 409A considerations). The Administrator's authority to grant Awards and authorize payments under the Plan shall not in any way restrict the authority of the Company to grant compensation to Employees, Directors or Consultants under any other compensation plan, program or arrangement of the Company or an Affiliate. The Administrator may determine that a Participant's rights, payments and/or benefits with respect to an Award (including but not limited to any shares issued or issuable and/or cash paid or payable with respect to an Award) shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause, violation of policies of the Company or an Affiliate, breach of non-solicitation, non-competition, confidentiality or other restrictive covenants that may apply to the Participant, other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate, and/or other circumstances where such reduction, cancellation, forfeiture or recoupment is required by Applicable Law. Notwithstanding any other provision in the Plan, the Administrator shall have the unilateral right, in its absolute discretion, to reduce or eliminate the amount of an Award granted to any Participant, including an award otherwise earned and payable pursuant to the terms of the Plan. In addition, the Administrator shall have the authority and discretion to establish terms and conditions of Awards (including but not limited to the establishment of subplans) as the Administrator determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States. In addition to action by meeting in accordance with Applicable Law, any action of the Administrator with respect to the Plan may be taken by a written instrument signed by all of the members of the Board or Committee, as appropriate, and any such action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. All determinations of the Administrator with respect to the Plan and any Award or Award Agreement will be final and binding on the Company and all persons having or claiming an interest in any Award granted under the Plan. No member of the Board or Committee, as applicable, shall be liable while acting as Administrator for any action or determination made in good faith with respect to the Plan, an Award or an Award Agreement.

(c) Notwithstanding the provisions of Section 3(b), Awards granted to a Participant under the Plan shall be subject to a minimum vesting (or earning) (collectively, "vesting") period of one year; provided, however, that (i) the Administrator may provide for the acceleration of vesting and/or exercisability of any Award in its discretion, including but not limited to in cases of death, Disability, Retirement or other termination of employment or service, or (to the extent provided in Section 14 herein) a Change of Control; (ii) the Administrator may provide for the grant of an Award to any Participant without a minimum vesting period or with a shorter minimum vesting period, but only with respect to Awards for no more than an aggregate of five percent (5%) of the total number of shares of Common Stock authorized for issuance under the Plan pursuant to Section 5(a) herein, upon such terms and conditions as the Administrator shall determine; (iii) the Administrator also may provide for the grant of Awards to Participants that have different vesting terms in the case of Awards that are substituted for other equity awards in connection with mergers, consolidations or other similar transactions or Awards that are granted in exchange for foregone cash compensation; and (iv) with respect to Awards granted to non-employee Directors (and subject to the terms of Section 3(c)(ii) herein), the minimum vesting period shall be the period commencing with the date on which such non-employee Director is elected or appointed to the Board, and ending on the earlier to occur of (X) the one-year anniversary of the grant date of such Award or (Y) the date of the next annual meeting following such non-employee Director's election or appointment to the Board, so long as the period between the date of the annual meeting of the Company's shareholders related to the grant date and the date of the next annual meeting of the Company's shareholders is not less than 50 weeks.

(d) The Administrator may adjust or modify Performance Measures or other performance factors or criteria or terms or conditions of Awards due to extraordinary items, transactions, events or developments, or in recognition of, or in anticipation of, any other unusual or infrequent events affecting the Company or the financial statements of the Company, or in response to, or in anticipation of, changes in Applicable Law, accounting principles or business conditions, in each case as determined by the Administrator. By way of example but not limitation, the Administrator may provide with respect to any Award that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a performance period, including circumstances or events such as the following: (i) asset write-downs or impairment charges; (ii) significant litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting standards or principles, or other laws or regulatory rules; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in then-current accounting principles; (vi) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders; (vii) acquisitions or divestitures; (viii) a change in the Company's fiscal year; (ix) any other specific unusual or infrequent events; and/or (x) foreign exchange gains and losses.

(e) Notwithstanding the other provisions of this Section 3, the Board may expressly delegate to one or more officers of the Company or a special committee consisting of one or more directors who are also officers of the Company the authority, within specified parameters, to grant Awards to eligible Participants, and to make any or all of the determinations reserved for the Administrator in the Plan and summarized in Section 3(b) with respect to such Awards (subject to any restrictions imposed by Applicable Law and such terms and conditions as may be established by the Administrator); provided, however, that, if and to the extent required by Section 16 of the Exchange Act, the Participant, at the time of said grant or other determination is not deemed to be an officer or director of the Company within the meaning of Section 16 of the Exchange Act. To the extent that the Administrator has delegated authority to grant Awards pursuant to this Section 3(e) to an officer(s) and/or a special committee, references to the "Administrator" shall include references to such officer(s) and/or special committee, subject, however, to the requirements of the Plan, Rule 16b-3 and other Applicable Law.

(f) The Company shall indemnify and hold harmless each person who is or shall have been a member of the Administrator, acting as such, or any delegate of such, against and from any cost, liability, loss or expense, that may be imposed upon or reasonably incurred by such person in connection with or resulting from any action, claim, suit or other proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or not taken under the Plan or against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in such action, suit or proceeding against such person, provided he or she shall give the Company the opportunity, at its own expense, to handle and defend the same before such person undertakes to handle or defend it on his or her own behalf. Notwithstanding the foregoing, the Company shall not indemnify or hold harmless any such person if (i) Applicable Law or the Company's articles of incorporation or bylaws prohibit such indemnification or (ii) such persons did not act in good faith or in a manner that such person believed to be consistent with the Plan or (iii) such person's conduct constituted gross negligence or willful misconduct. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's articles of incorporation or bylaws, as a matter of law or otherwise, or under any other power that the Company may have to indemnify such person or hold him or her harmless. The provisions of the foregoing indemnity shall survive indefinitely the term of the Plan.

4. Effective Date

The Effective Date of the Plan shall be February 11, 2025 (the "Effective Date"). Awards may be granted on or after the Effective Date, but no Awards may be granted after February 10, 2035. Awards that are outstanding at the end of the Plan term (or such earlier termination date as may be established by the Board pursuant to Section 16(a)) shall continue in accordance with their terms, unless otherwise provided in the Plan or an Award Agreement.

5. Shares of Stock Subject to the Plan; Award Limitations

(a) *Shares of Stock Subject to the Plan:* Subject to adjustments as provided in Section 5(d), the maximum aggregate number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall not exceed the sum of (i) 800,000 shares, plus (ii) any shares remaining available for the grant of awards as of the Effective Date under the Prior Plan, plus (iii) any shares subject to an award granted under the Prior Plan, which award is forfeited, cash-settled, cancelled, terminated, expires or lapses for any reason after the Effective Date without the issuance of shares or pursuant to which such shares are forfeited. Shares delivered under the Plan shall be authorized but unissued shares or shares purchased on the open market or by private purchase. The Company hereby reserves sufficient authorized shares of Common Stock to meet the grant of Awards hereunder. If the Plan is approved, no further awards shall be granted under the Prior Plan on or after the Effective Date, although Prior Plan awards that are outstanding as of such date shall continue in accordance with their terms.

(b) *Award Limitations:* Notwithstanding any provision in the Plan to the contrary, the following limitations shall apply to Awards granted under the Plan, in each case subject to adjustments pursuant to Section 5(d):

   (i) The maximum aggregate number of shares of Common Stock that may be issued under the Plan pursuant to the grant of Incentive Options shall not exceed 600,000 shares of Common Stock;

   (ii) With respect to non-employee Directors, in any 12-month period, the maximum number of shares of Common Stock subject to Awards granted during any 12-month period to any non-employee Director, taken together with any cash fees paid during such 12-month period to such non-employee Director in respect of service as a member of the Board, shall not exceed $750,000 in total value (calculating the value of any such Awards based on the Fair Market Value per share of Common Stock on the date of grant of such an Award).

(For purposes of Section 5(b)(ii), an Option and Related SAR shall be treated as a single Award.)

(c) *Additional Share Counting Provisions.* The following provisions shall apply with respect to the share limitations of Section 5(a):

   (i) To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any such unissued or forfeited shares subject to the Award will again be available for issuance pursuant to Awards granted under the Plan.

   (ii) Awards settled in cash shall not be counted against the share limitations stated in Section 5(a) herein.

   (iii) Dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding Awards, shall not be counted towards the share limitations in Section 5(a).

   (iv) To the extent that the full number of shares subject to an Award (other than an Option or SAR) is not issued for any reason (and except as otherwise provided in Section 5(c)(v) herein), including by reason of failure to achieve maximum performance factors or criteria, only the number of shares issued and delivered shall be considered for purposes of determining the number of shares remaining available for issuance pursuant to Awards granted under the Plan.

   (v) Notwithstanding the foregoing provisions of Section 5(c), the following shares of Common Stock may not again be made available for issuance as Awards under the Plan: (A) shares withheld or delivered by a Participant to satisfy tax withholding requirements for Award; (B) shares not issued or delivered as a result of the net settlement of an outstanding Award; (C) shares withheld or delivered to pay the exercise price related to an Option or SAR or Prior Plan option or Prior Plan SAR; and (D) shares repurchased on the open market with the proceeds of the Option Price of an Option.

   (vi) Further, (A) shares issued under the Plan through the settlement, assumption or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition or similar transaction involving the Company acquiring another entity shall not reduce the maximum number of shares available for delivery under the Plan, and (B) available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and will not reduce the maximum number of shares available under the Plan, subject, in the case of both (A) and (B) herein, to applicable stock exchange listing requirements.

(d) *Adjustments; Right to Issue Additional Securities:* If there is any change in the outstanding shares of Common Stock because of a merger, consolidation, recapitalization or reorganization involving the Company, or if the Board declares a stock dividend, stock split distributable in shares of Common Stock or reverse stock split, other distribution (other than an ordinary or regular cash dividend) or combination or reclassification of the Common Stock, or if there is a similar change in the capital stock structure of the Company affecting the Common Stock (excluding conversion of convertible securities by the Company and/or the exercise of warrants by their holders), then the number of shares of Common Stock reserved for issuance under the Plan and pursuant to outstanding Awards shall be correspondingly adjusted, and the Administrator shall make such adjustments to Awards or to any provisions of this Plan as the Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable. Nothing in the Plan, an Award or an Award Agreement shall limit the ability of the Company to issue additional securities (including but not limited to the issuance of other options or other derivative securities, warrants, additional shares or classes of Common Stock, preferred stock and/or other convertible securities).

6. Eligibility

An Award may be granted only to an individual who satisfies all of the following eligibility requirements on the date the Award is granted:

(a) The individual is either (i) an Employee, (ii) a Director or (iii) a Consultant.

(b) With respect to the grant of Incentive Options, the individual is otherwise eligible to participate under this Section 6, is an Employee of the Company or a Parent or Subsidiary and does not own, immediately before the time that the Incentive Option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary. Notwithstanding the foregoing, an Employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary may be granted an Incentive Option if the Option Price is at least 110% of the Fair Market Value of the Common Stock and the Option Period does not exceed five years. For this purpose, an individual will be deemed to own stock which is attributable to him under Code Section 424(d).

(c) With respect to the grant of substitute awards or assumption of awards in connection with a merger, consolidation, acquisition, reorganization or similar transaction involving the Company or an Affiliate, the recipient is otherwise eligible to receive the Award and the terms of the Award are consistent with the Plan and Applicable Law (including, to the extent necessary, the federal securities laws registration provisions, Code Section 409A and Code Section 424(a)).

(d) The individual, being otherwise eligible under this Section 6, is selected by the Administrator as an individual to whom an Award shall be granted (as defined above, a "Participant").

7. Options

(a) *Grant of Options:* Subject to the limitations of the Plan, the Administrator may in its discretion grant Options to such eligible Participants in such numbers, subject to such terms and conditions and at such times as the Administrator shall determine. Both Incentive Options and Nonqualified Options may be granted under the Plan, as determined by the Administrator; provided, however, that Incentive Options may only be granted to Employees of the Company or a Parent or Subsidiary. To the extent that an Option is designated as an Incentive Option but does not qualify as such under Code Section 422, the Option (or portion thereof) shall be treated as a Nonqualified Option. An Option may be granted with or without a Related SAR.

(b) *Option Price:* The Option Price per share at which an Option may be exercised shall be established by the Administrator and stated in the Award Agreement evidencing the grant of the Option; provided, that (i) the Option Price of an Option shall be no less than 100% of the Fair Market Value per share of the Common Stock as determined on the date the Option is granted (or 110% of the Fair Market Value with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)); and (ii) in no event shall the Option Price per share of any Option be less than the par value, if any, per share of the Common Stock. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed options of an acquired entity with an Option Price not equal to 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a).

(c) *Date of Grant:* An Option shall be considered to be granted on the date that the Administrator acts to grant the Option, or on such later date as may be established by the Administrator in accordance with Applicable Law.

(d) *Option Period and Limitations on the Right to Exercise Options:*

(i) The Option Period shall be determined by the Administrator at the time the Option is granted and shall be stated in the Award Agreement. The Option Period shall not extend more than 10 years from the date on which the Option is granted (or five years with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)). Any Option or portion thereof not exercised before expiration of the Option Period shall terminate. The period or periods during which, and the terms and conditions pursuant to which, an Option may vest and become exercisable shall be determined by the Administrator in its discretion, subject to the terms of the Plan (including but not limited to the provisions of Section 3(c) herein). Notwithstanding the foregoing, unless the Administrator determines otherwise, in the event that any portion of an exercisable Option is scheduled to expire on the last day of the Option Period or otherwise scheduled to expire pursuant to the applicable Award Agreement and both (A) the date on which such portion of the Option is scheduled to expire falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by Applicable Law to be imposed) and (B) the Option Price per share of such portion of the Option is less than the Fair Market Value, then on the date that such portion of the Option is scheduled to expire, such portion of the Option (to the extent not previously exercised by the Participant) shall be automatically exercised on behalf of the Participant through a net settlement of both the Option Price and the applicable withholding taxes due (if any) upon such automatic exercise (as described in Section 7(d)(ii)(B), below), and the net number of shares of Common Stock resulting from such automatic exercise (or the cash equivalent thereof) shall be delivered to the Participant as soon as practicable thereafter.

(ii) An Option may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such conditions as may be established by the Administrator or its designee. Such notice shall specify the number of shares to be purchased pursuant to an Option and the aggregate purchase price to be paid therefor and shall be accompanied by payment of such purchase price. Unless an Award Agreement provides otherwise, such payment shall be in the form of cash or cash equivalent; provided that, except where prohibited by the Administrator or Applicable Law (and subject to such terms and conditions as may be established by the Administrator), payment may also be made:

(A) By delivery (by either actual delivery or attestation) of shares of Common Stock owned by the Participant for such time period, if any, as may be determined by the Administrator;

(B) By shares of Common Stock withheld upon exercise;

(C) By delivery of written notice of exercise to the Company and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to the Company the amount of sale or loan proceeds to pay the Option Price;

(D) By such other payment methods as may be approved by the Administrator and which are acceptable under Applicable Law; and/or

(E) By any combination of the foregoing methods.

Shares delivered or withheld in payment on the exercise of an Option shall be valued at their Fair Market Value on the date of exercise, as determined by the Administrator or its designee.

(iii) The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise an Option following termination of the Participant's employment or service with the Company. Such rights, if any, shall be subject to the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all Options issued pursuant to this Section 7 and may reflect distinctions based on the reasons for termination of employment or service.

(e) *Notice of Disposition:* If shares of Common Stock acquired upon exercise of an Incentive Option are disposed of within two years following the date of grant or one year following the transfer of such shares to a Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Administrator may reasonably require.

(f) *Limitation on Incentive Options:* In no event shall there first become exercisable by an Employee in any one calendar year Incentive Options granted by the Company or any Parent or Subsidiary with respect to shares having an aggregate Fair Market Value (determined at the time an Incentive Option is granted) greater than $100,000; provided that, if such limit is exceeded, then the first $100,000 of shares to become exercisable in such calendar year will be Incentive Options and the Options (or portion thereof) for shares with a value in excess of $100,000 that first became exercisable in that calendar year will be Nonqualified Options. In the event the Code or the regulations promulgated thereunder are amended after the Effective Date of the Plan to provide for a different limitation on the Fair Market Value of shares permitted to be subject to Incentive Options, then such different limit shall be automatically incorporated herein. To the extent that any Incentive Options are first exercisable by a Participant in excess of the limitation described herein, the excess shall be considered a Nonqualified Option.

(g) *Nontransferability of Options:* Incentive Options shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers for no consideration by will or the laws of intestate succession or, in the Administrator's discretion, such transfers for no consideration as may otherwise be permitted in accordance with Treasury Regulation Section 1.421-1(b)(2) or Treasury Regulation Section 1.421-2(c) or any successor provisions thereto. Nonqualified Options shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, except for transfers for no consideration if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding, an Option shall be exercisable during the Participant's lifetime only by him or her by his or her guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

8. Stock Appreciation Rights

(a) *Grant of SARs:* Subject to the limitations of the Plan, the Administrator may in its discretion grant SARs to such eligible Participants, in such numbers, upon such terms and at such times as the Administrator shall determine. SARs may be granted to the holder of an Option (a "Related Option") with respect to all or a portion of the shares of Common Stock subject to the Related Option (a "Related SAR") or may be granted separately to an eligible individual (a "Freestanding SAR"). Except as may be otherwise provided in this Section 8, the Base Price per share of a SAR shall be no less than 100% of the Fair Market Value per share of the Common Stock on the date the SAR is granted. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed SARs of an acquired entity with a Base Price per share not equal to at least 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a). A SAR shall be considered to be granted on the date that the Administrator acts to grant the SAR, or on such other date as may be established by the Administrator in accordance with Applicable Law.

(b) *Related SARs:* A Related SAR may be granted either concurrently with the grant of the Related Option or (if the Related Option is a Nonqualified Option) at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such Related Option. The Base Price of a Related SAR shall be equal to the Option Price of the Related Option. Related SARs shall be exercisable only at the time and to the extent that the Related Option is exercisable (and may be subject to such additional limitations on exercisability as the Administrator may provide in an Award Agreement), and in no event after the complete termination or full exercise of the Related Option. Notwithstanding the foregoing, a Related SAR that is related to an Incentive Option may be exercised only to the extent that the Related Option is exercisable and only when the Fair Market Value exceeds the Option Price of the Related Option. Upon the exercise of a Related SAR granted in connection with a Related Option, the Option shall be canceled to the extent of the number of shares as to which the SAR is exercised, and upon the exercise of a Related Option, the Related SAR shall be canceled to the extent of the number of shares as to which the Related Option is exercised or surrendered.

(c) *Freestanding SARs:* A SAR may be granted without relationship to an Option (as defined above, a "Freestanding SAR") and, in such case, will be exercisable upon such terms and subject to such conditions as may be determined by the Administrator, subject to the terms of the Plan.

(d) *Exercise of SARs:*

 (i) Subject to the terms of the Plan (including but not limited to Section 3(c) herein), SARs shall be vested and exercisable in whole or in part upon such terms and conditions as may be established by the Administrator. The period during which a SAR may be exercisable shall not exceed 10 years from the date of grant or, in the case of Related SARs, such shorter Option Period as may apply to the Related Option (the "SAR Period").

 (ii) Notwithstanding the foregoing, unless the Administrator determines otherwise, in the event that any portion of an exercisable SAR is scheduled to expire on the last day of the SAR Period or otherwise scheduled to expire pursuant to the applicable Award Agreement and both (A) the date on which such portion of the SAR is scheduled to expire falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by Applicable Law to be imposed) and (B) the Base Price per share of such portion of the SAR is less than the Fair Market Value, then on the date that such portion of the SAR is scheduled to expire, such portion of the SAR (to the extent not previously exercised by the Participant) shall be automatically exercised on behalf of the Participant through a net settlement of both the Base Price and the applicable withholding taxes due (if any) upon such automatic exercise (as described in Section 8(e), below), and the consideration payable upon such automatic exercise shall be delivered to the Participant as soon as practicable thereafter. Any SAR or portion thereof not exercised before expiration of the SAR Period established by the Administrator shall terminate.

 (iii) SARs may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such terms and conditions as may be established by the Administrator or its designee. Unless the Administrator determines otherwise, the date of exercise of a SAR shall mean the date on which the Company shall have received proper notice from the Participant of the exercise of such SAR.

 (iv) The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise a SAR following termination of the Participant's employment or service with the Company. Such rights, if any, shall be determined in the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all SARs issued pursuant to this Section 8 and may reflect distinctions based on the reasons for termination of employment or service.

(e) *Payment Upon Exercise:* Subject to the limitations of the Plan, upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying (i) the excess, if any, of the Fair Market Value of a share of Common Stock on the date of exercise of the SAR over the Base Price of the SAR by (ii) the number of shares of Common Stock with respect to which the SAR is being exercised. The consideration payable upon exercise of a SAR shall be paid in cash, shares of Common Stock (valued at Fair Market Value on the date of exercise of the SAR) or a combination of cash and shares of Common Stock, as determined by the Administrator.

(f) *Nontransferability:* SARs shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, except for transfers for no consideration if and

to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding sentence, SARs may be exercised during the Participant's lifetime only by him or her or by his or her guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

9. Restricted Awards

(a) *Grant of Restricted Awards:* Subject to the limitations of the Plan, the Administrator may in its discretion grant Restricted Awards to such Participants, for such numbers of shares of Common Stock, upon such terms and at such times as the Administrator shall determine. Such Restricted Awards may be in the form of Restricted Stock Awards and/or Restricted Stock Units that are subject to certain conditions, which conditions must be met in order for the Restricted Award to vest and be earned (in whole or in part) and no longer subject to forfeiture. Restricted Stock Awards shall be payable in shares of Common Stock. Restricted Stock Units shall be payable in cash or shares of Common Stock, or partly in cash and partly in shares of Common Stock, in accordance with the terms of the Plan and the discretion of the Administrator. Subject to the provisions of Section 3(c) herein, the Administrator shall determine the nature, length and starting date of the period, if any, during which a Restricted Award may be earned (the "<u>Restriction Period</u>"), and shall determine the conditions which must be met in order for a Restricted Award to be granted or to vest or be earned (in whole or in part), which conditions may include, but are not limited to, payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, a combination of attainment of performance objectives and continued service, Retirement, Disability, death or any combination of such conditions. In the case of Restricted Awards based upon performance factors or criteria, or a combination of performance factors or criteria and continued service, the Administrator shall determine the Performance Measures applicable to such Restricted Awards.

(b) *Vesting of Restricted Awards:* Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Restricted Awards have vested and been earned and are payable and to establish and interpret the terms and conditions of Restricted Awards.

(c) *Termination of Employment or Service; Forfeiture:* Unless the Administrator determines otherwise, if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Restricted

Award has not vested or been earned pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(d) *Share Certificates; Escrow:* Unless the Administrator determines otherwise, a certificate or certificates representing the shares of Common Stock subject to a Restricted Stock Award shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) after the Award has been granted. Notwithstanding the foregoing, the Administrator may require that (i) a Participant deliver the certificate(s) (or other instruments) for such shares to the Administrator or its designee to be held in escrow until the Restricted Stock Award vests and is no longer subject to a substantial risk of forfeiture (in which case the shares will be promptly released to the Participant) or is forfeited (in which case the shares shall be returned to the Company); and/or (ii) a Participant deliver to the Company a stock power, endorsed in blank (or similar instrument), relating to the shares subject to the Restricted Stock Award which are subject to forfeiture. Unless the Administrator determines otherwise, a certificate or certificate representing shares of Common Stock issuable pursuant to a Restricted Stock Unit shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) promptly after the Award (or portion thereof) has vested and been earned and is distributable.

(e) *Nontransferability:* Restricted Awards that have not vested shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, and the recipient of a Restricted Award shall not sell, transfer, assign, pledge or otherwise encumber shares subject to the Award until the Restriction Period has expired and until all conditions to vesting have been met, unless the Administrator determines otherwise. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

10. Performance Awards

(a) *Grant of Performance Awards:* Subject to the terms of the Plan, the Administrator may in its discretion grant Performance Awards to such eligible Participants upon such terms and conditions and at such times as the Administrator shall determine. Performance Awards may be in the form of Performance Shares and/or Performance Units. An Award of a Performance Share is a grant of a right to receive shares of Common Stock, the cash value thereof or a combination thereof (in the Administrator's discretion), which is contingent upon the achievement of performance or other objectives during a specified period and which has a value on the date of grant equal to the Fair Market Value of a share of Common Stock. An Award of a Performance Unit is a grant of a right to receive shares of Common Stock or a designated dollar value amount of Common Stock, which is contingent upon the achievement of performance or other objectives during a specified period, and which has an initial value determined in a dollar amount established by the Administrator at the time of grant. The Administrator shall have discretion to determine the number of Performance Units and/or Performance Shares granted to any Participant. Subject to the provisions of Section 3(c) herein, the Administrator shall determine the nature, length and starting date of the period during which a Performance Award may be earned (the "Performance Period"), and shall determine the conditions which must be met in order for a Performance Award to be granted or to vest or be earned (in whole or in part), which conditions may include but are not limited to payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, a combination of attainment of performance objectives and continued service, Retirement, Disability, death or a combination of any such conditions. The Administrator shall determine the Performance Measures applicable to such Performance Awards.

(b) *Earning of Performance Awards:* Subject to the terms of the Plan (and taking into account any Code Section 409A

considerations), the Administrator shall have sole authority to determine whether and to what degree Performance Awards have been earned and are payable and to interpret the terms and conditions of Performance Awards and the provisions of this Section 10.

(c) *Form of Payment:* Payment of the amount to which a Participant shall be entitled upon earning a Performance Award shall be made in cash, shares of Common Stock or a combination of cash and shares of Common Stock, as determined by the Administrator in its sole discretion. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

(d) *Termination of Employment or Service; Forfeiture:* Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall terminate for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and the Participant has not earned all or part of a Performance Award pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(e) *Nontransferability:* Performance Awards which have not been earned shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, and the recipient of a Performance Award shall not sell, transfer, assign, pledge or otherwise encumber any shares or any other benefit subject to the Award until the Performance Period has expired and the conditions to earning the Award have been met, unless the Administrator determines otherwise. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

11. Phantom Stock Awards

(a) *Grant of Phantom Stock Awards:* Subject to the terms of the Plan (including but not limited to Section 3(c) herein), the Administrator may in its discretion grant Phantom Stock Awards to such eligible Participants, in such numbers, upon such terms and conditions and at such times as the Administrator shall determine. A Phantom Stock Award is an Award to a Participant of a number of hypothetical share units with respect to shares of Common Stock, with a value based on the Fair Market Value of a share of Common Stock (unless the Administrator determines otherwise).

(b) *Vesting of Phantom Stock Awards:* Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Phantom Stock

Awards have vested and are payable and to interpret the terms and conditions of Phantom Stock Awards.

(c) *Termination of Employment or Service; Forfeiture:* Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Phantom Stock Award has not vested and become payable pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(d) *Payment of Phantom Stock Awards:* Upon vesting of all or a part of a Phantom Stock Award and satisfaction of such other terms and conditions as may be established by the Administrator, the Participant shall be entitled to a payment of an amount equal to the Fair Market Value of one share of Common Stock with respect to each such Phantom Stock unit which has vested and is payable (unless the Administrator determines otherwise). Payment may be made, in the discretion of the Administrator, in cash or in shares of Common Stock valued at their Fair Market Value on the applicable vesting date or dates (or other date or dates determined by the Administrator), or in a combination thereof. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

(e) *Nontransferability:* Phantom Stock Awards shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers for no consideration by will or the laws of intestate succession. Shares of Common Stock (if any) subject to a Phantom Stock Award may not be sold, transferred, assigned, pledged or otherwise encumbered until the Phantom Stock Award has vested and all other conditions established by the Administrator have been met, unless the Administrator determines otherwise. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

12. Other Stock-Based Awards

The Administrator shall have the authority to grant Other Stock-Based Awards to one or more eligible Participants. Such Other Stock-Based Awards may be valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock or Awards for shares of Common Stock, including but not limited to Other Stock-Based Awards granted in lieu of bonus, salary or other compensation, Other Stock-Based Awards granted with vesting or performance conditions and/or Other Stock-Based Awards granted without being subject to vesting or performance conditions (subject to the terms of Section 3(c) herein). Subject to the provisions of the Plan, the Administrator shall determine the number of shares of Common Stock to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, shares of Common Stock or a combination of cash and shares of Common Stock, and the other terms and conditions of such Awards. Further, (i) Other Stock-Based Awards shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, and (ii) shares of Common Stock (if any) subject to an Other Stock-Based Award may not be sold, transferred, assigned, pledged or otherwise encumbered until the Other Stock-Based Award has vested and all other conditions established by the Administrator have been met, unless the Administrator determines otherwise. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

13. Dividends and Dividend Equivalents

The Administrator may, in its sole discretion, provide that Awards other than Options and SARs earn dividends or dividend equivalent rights ("dividend equivalents"). Any crediting of dividends or dividend equivalents may be subject to such additional restrictions and conditions as the Administrator may establish, including reinvestment in additional shares of Common Stock or share equivalents. Notwithstanding the other provisions herein, any dividends or dividend equivalents related to an Award shall be structured in a manner so as to avoid causing the Award and related dividends or dividend equivalents to be subject to Code Section 409A or shall otherwise be structured so that the Award and dividends or dividend equivalents are in compliance with Code Section 409A.

14. Change of Control

Notwithstanding any other provision in the Plan to the contrary, the following provisions shall apply in the event of a Change of Control (except to the extent, if any, otherwise required under Code Section 409A or provided in an Award Agreement or other agreement or arrangement with the Company):

(a) To the extent that the successor or surviving company in the Change of Control event does not assume or substitute for an Award (or in which the Company is the ultimate parent corporation and does not continue the Award) on substantially similar terms or with substantially equivalent economic benefits (as determined by the Administrator) as Awards outstanding under the Plan immediately prior to the Change of Control event, (i) all outstanding Options and SARs shall become fully vested and exercisable, whether or not then otherwise vested and exercisable; and (ii) any restrictions, including but not limited to the Restriction Period, Performance Period and/or performance factors or criteria applicable to any outstanding Awards other than Options or SARs shall be deemed to have been met, and such Awards shall become fully vested, earned and payable to the fullest extent of the original grant of the applicable Award; provided that, in the case of performance-based Awards, such Awards shall be deemed earned based on target performance as of the effective date of the Change of Control, unless otherwise provided in an individual Award Agreement.

(b) Further, in the event that an Award is substituted, assumed or continued as provided in Section 14(a) herein, the Award will nonetheless become vested (and, in the case of Options and SARs, exercisable) in full and any restrictions, including but not limited to the Restriction Period, Performance Period, and/or performance factors or criteria applicable to any outstanding Award other than Options or SARs shall be deemed to have been met, and such Awards shall become fully vested, earned and payable to the fullest extent of the original award (provided that, in the case of performance-based Awards, such Awards shall be deemed earned based on target performance as of the effective date of the Change of Control, unless otherwise provided in an individual Award Agreement), if the employment or service of the Participant is terminated within two (2) years after the effective date of a Change of Control and such termination of employment or service (i) is by the Company not for Cause or (ii) is by the Participant for Good Reason.

For clarification, for the purposes of this Section 14, the "Company" shall include any successor to the Company.

(c) *Effect of Change of Control or Other Agreement:* Notwithstanding any other provision of the Plan to the contrary, and unless an individual Award Agreement expressly provides otherwise, in the event that a Participant has entered into or is a participant in a change of control, severance, employment, retirement, consulting or similar plan or agreement with or established by the Company or an Affiliate, the Participant shall be entitled to the greater of the benefits provided upon a Change of Control of the Company under the Plan or the benefits provided upon a change of control of the Company under the other respective plan or agreement, and such other respective plan or agreement shall not be construed to reduce in any way the benefits otherwise provided to a Participant upon the occurrence of a Change of Control.

15. Withholding

The Company shall withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law from any amount payable in cash with respect to an Award. Prior to the delivery or transfer of any certificate for shares or any other benefit conferred under the Plan, the Company shall require any Participant or other person to pay to the Company in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by the Company to such authority for the account of such recipient. Notwithstanding the foregoing, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligation in whole or in part, and any local, state, federal, foreign or other income tax obligations relating to such

an Award, by electing (the "election") to deliver to the Company shares of Common Stock held by the Participant (which are fully vested and not subject to any pledge or other security interest) or to have the Company withhold shares of Common Stock from the shares to which the recipient is otherwise entitled. The number of shares to be withheld or delivered shall have a Fair Market Value as of the date that the amount of tax to be withheld is determined as nearly equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with Applicable Law and applicable accounting principles), the amount of such obligations being satisfied. Each election must be made in writing to the Administrator in accordance with election procedures established by the Administrator.

16. Amendment and Termination of the Plan and Awards

(a) *Amendment and Termination of Plan; Prohibition on Repricing:* The Plan may be amended, altered, suspended and/or terminated at any time by the Board; provided, that (i) approval of an amendment to the Plan by the shareholders of the Company shall be required to the extent, if any, that shareholder approval of such amendment is required by Applicable Law; and (ii) except for adjustments made pursuant to Section 5(d) or in connection with a Change of Control, the Company may not, without obtaining shareholder approval, (A) amend the terms of outstanding Options or SARs to reduce the Option Price or Base Price of such outstanding Options or SARs; (B) exchange outstanding Options or SARs for cash, for Options or SARs with an Option Price or Base Price that is less than the Option Price or Base Price of the original Option or SAR, or for other equity awards at a time when the original Option or SAR has an Option Price or Base Price, as the case may be, above the Fair Market Value of the Common Stock; or (C) take other action with respect to Options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of the Common Stock are listed.

(b) *Amendment and Termination of Awards:* The Administrator may amend, alter, suspend and/or terminate any Award granted under the Plan, prospectively or retroactively, but (except as otherwise provided in Section 3(b) or Section 16(c)) such amendment, alteration, suspension or termination of an Award shall not, without the written consent of the recipient of an outstanding Award, materially adversely affect the rights of the recipient with respect to the Award.

(c) *Amendments to Comply with Applicable Law:* Notwithstanding Section 16(a) and Section 16(b) herein, the following provisions shall apply:

(i) The Administrator shall have unilateral authority to amend the Plan and any Award (without Participant consent) to the extent necessary to comply with Applicable Law or changes to Applicable Law (including but in no way limited to Code Section 409A, Code Section 422, and federal securities laws).

(ii) The Administrator shall have unilateral authority to make adjustments to the terms and conditions of Awards in recognition of unusual or nonrecurring events affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in Applicable Law or accounting principles, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or necessary or appropriate to comply with applicable accounting principles or Applicable Law.

17. Restrictions on Awards and Shares; Compliance with Applicable Law

(a) *General:* As a condition to the issuance and delivery of Common Stock hereunder, or the grant of any benefit pursuant to the Plan, the Company may require a Participant or other person at any time and from time to time to become a party to an Award Agreement, other agreement(s) restricting the transfer, purchase, repurchase and/or voting of shares of Common Stock of the Company, and any employment agreements, consulting agreements, non-competition agreements, confidentiality agreements, non-solicitation agreements, non-disparagement agreements or other agreements imposing such restrictions as may be required by the Company. In addition, without in any way limiting the effect of the foregoing, each Participant or other holder of shares issued under the Plan shall be permitted to transfer such shares only if such transfer is in accordance with the Plan, the Award Agreement, any other applicable agreements and Applicable Law. The Administrator reserves the right to impose other requirements on an Award and the shares issuable pursuant to an Award to the extent that the Administrator determines it is necessary or advisable for legal or administrative reasons, and to require a Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing. The receipt of shares of Common Stock or other benefits under the Plan by a Participant or any other holder of shares shall be subject to, and conditioned upon, the agreement of the Participant or other holder to the restrictions described in the Plan, the Award Agreement, any other applicable agreements and Applicable Law.

(b) *Compliance with Applicable Laws, Rules and Regulations:* The Company may impose such restrictions on Awards, shares of Common Stock and any other benefits underlying Awards hereunder as it may deem advisable, including without limitation restrictions under the federal securities laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities or other laws applicable to such securities. Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to issue, deliver or transfer shares of Common Stock under the Plan, make any other distribution of benefits under the Plan or take any other action, unless such delivery, distribution or action is in compliance with Applicable Law (including but not limited to the requirements of the Securities Act). The Company will be under no obligation to register shares of Common Stock or other securities with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or similar organization, and the Company will have no liability for any inability or failure to do so. The Company may cause a restrictive legend or legends to be placed on any certificate issued pursuant to an Award hereunder in such form as may be prescribed from time to time by Applicable Law or as may be advised by legal counsel.

18. No Right or Obligation of Continued Employment or Service or to Awards; Compliance with the Plan

Neither the Plan, an Award, an Award Agreement nor any other action related to the Plan shall confer upon a Participant any right to continue in the employ or service of the Company or an Affiliate as an Employee, Director or Consultant, or interfere in any way with the right of the Company or an Affiliate to terminate the Participant's employment or service at any time. Except as otherwise provided in the Plan, an Award Agreement, or as may be determined by the Administrator, all rights of a Participant with respect to an Award shall terminate upon the termination of the Participant's employment or service. In addition, no person shall have any right to be granted an Award, and the Company shall have no obligation to treat Participants or Awards uniformly. By participating in the Plan, each Participant shall be deemed to have accepted all of the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Administrator and shall be fully bound thereby. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

19. General Provisions

(a) *Shareholder Rights:* Except as otherwise determined by the Administrator (and subject to the provisions of Section 9(d) regarding Restricted Awards), a Participant and his or her legal representative, legatees or distributees shall not be deemed to be the holder of any shares of Common Stock subject to an Award and shall not have any rights of a shareholder unless and until certificates for such shares have been issued and delivered to him, her or them under the Plan. A certificate or certificates for shares of Common Stock acquired upon exercise of an Option or SAR shall be issued in the name of the Participant or his or her beneficiary and distributed to the Participant or his or her beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) as soon as practicable following receipt of notice of exercise and, with respect to Options, payment of the Option Price (except as may otherwise be determined by the Company in the event of payment of the Option Price pursuant to Section 7(d)(ii)(C)). Except as otherwise provided in Section 9(d) regarding Restricted Stock Awards or otherwise determined by the Administrator, a certificate for any shares of Common Stock issuable pursuant to a Restricted Award, Performance Award, Phantom Stock Award or Other Stock-Based Award shall be issued in the name of the Participant or his or her beneficiary and distributed to the Participant or his or her beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) after the Award (or portion thereof) has vested and been earned.

(b) *Section 16(b) Compliance:* To the extent that any Participants in the Plan are subject to Section 16(b) of the Exchange Act, it is the general intention of the Company that transactions under the Plan shall comply with Rule 16b-3 under the Exchange Act and that the Plan shall be construed in favor of such Plan transactions meeting the requirements of Rule 16b-3 or any successor rules thereto. Notwithstanding anything in the Plan to the contrary, the Administrator, in its sole and absolute discretion, may bifurcate the Plan so as to restrict, limit or condition the use of any provision of the Plan to Participants who are officers or directors subject to Section 16 of the Exchange Act without so restricting, limiting or conditioning the Plan with respect to other Participants.

(c) *Unfunded Plan; No Effect on Other Plans:*

(i) The Plan shall be unfunded, and the Company shall not be required to create a trust or segregate any assets that may at any time be represented by Awards under the Plan. The Plan shall not establish any fiduciary relationship between the Company and any Participant or other person. Neither a Participant nor any other person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company or any Affiliate, including, without limitation, any specific funds, assets or other property which the Company or any Affiliate, in their discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to shares of Common Stock or other amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Affiliate. Nothing contained in the Plan shall constitute a guarantee that the assets of such entities shall be sufficient to pay any benefits to any person.

(ii) The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute compensation with respect to which any other employee benefits of such Participant are determined, including, without limitation, benefits under any bonus, pension, profit sharing, life insurance or salary continuation plan, except as otherwise specifically provided by the terms of such plan or as may be determined by the Administrator.

(iii) Except as otherwise provided in the Plan, the adoption of the Plan shall not affect any other stock incentive or other compensation plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of stock incentive or other compensation for employees or service providers of the Company or any Affiliate.

(d) *Governing Law:* The Plan and Awards shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the conflict of laws provisions of any state, and in accordance with applicable federal laws of the United States. Any and all disputes between a Participant or person claiming through him or her and the Company or any Affiliate relating to the Plan or an Award shall be brought only in the state courts of Surry County, North Carolina, or the United States District Court for the Middle District of North Carolina, as appropriate.

(e) *Beneficiary Designation:* The Administrator may, in its discretion, permit a Participant to designate in writing a person or persons as beneficiary, which beneficiary shall be entitled to receive settlement of Awards (if any) to which the Participant is otherwise entitled in the event of death. In the absence of such designation by a Participant, and in the event of the Participant's death, the estate of the Participant shall be treated as beneficiary for purposes of the Plan, unless the Administrator determines otherwise. The Administrator shall have discretion to approve and interpret the form or forms of such beneficiary designation. A beneficiary, legal guardian, legal representative or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent that the Plan and/or Award Agreement provide otherwise, and to any additional restrictions deemed necessary or appropriate by the Administrator.

(f) *Gender and Number:* Except where otherwise indicated by the context, words in any gender shall include any other gender, words in the singular shall include the plural and words in the plural shall include the singular.

(g) *Severability:* If any provision of the Plan or an Award Agreement shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan or the Award Agreement, and the Plan or Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

(h) *Rules of Construction:* Headings are given to the sections of the Plan solely as a convenience to facilitate reference. The reference to any statute, regulation or other provision of law shall (unless the Administrator determines otherwise) be construed to refer to any amendment to or successor of such provision of law.

(i) *Successors and Assigns:* The Plan shall be binding upon the Company, its successors and assigns, and Participants, their executors, administrators and permitted transferees and beneficiaries.

(j) *Award Agreement:* The grant of any Award under the Plan shall be evidenced by an Award Agreement between the Company and the Participant. Such Award Agreement may state terms, conditions and restrictions applicable to the Award and any may state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock (or other benefits) subject to an Award, as may be established by the Administrator.

(k) *Right of Offset:* Notwithstanding any other provision of the Plan or an Award Agreement, the Company may at any time (subject to any Code Section 409A considerations) reduce the amount of any payment or benefit otherwise payable to or on behalf of a Participant by the amount of any obligation of the Participant to or on behalf of the Company or an Affiliate that is or becomes due and payable.

(l) *Uncertificated Shares:* Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may, in the Company's discretion, be effected on a non-certificated basis, to the extent not prohibited by the Company's articles of incorporation or bylaws or by Applicable Law (including but not limited to applicable state corporate law and the applicable rules of any stock exchange on which the Common Stock may be traded).

(m) *Income and Other Taxes:* Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including but not limited to any taxes arising under Code Section 409A), and the Company shall not have any obligation to indemnify, gross up or otherwise hold any Participant or any other person harmless from any or all of such taxes. The Company shall have no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for a Participant or any other person.

(n) *Effect of Certain Changes in Status:* Notwithstanding the other terms of the Plan or an Award Agreement, the Administrator has sole discretion to determine (taking into account any Code Section 409A considerations), at the time of grant of an Award or at any time thereafter, the effect, if any, on Awards (including but not limited to modifying the vesting, exercisability and/or earning of Awards) granted to a Participant if the Participant's status as an Employee, Director or Consultant changes, including but not limited to a change from full-time to part-time, or vice versa, or if other similar changes in the nature or scope of the Participant's employment or service occur.

(o) *Shareholder Approval:* The Plan is subject to the approval of the shareholders of the Company, which approval must occur, if at all, within 12 months of the Effective Date. Amendments to the Plan shall be subject to shareholder approval if and to the extent required under Applicable Law.

(p) *Deferrals:* Subject to the provisions of this Section 19(p) and Section 20, the Administrator may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be payable with respect to an Award. Any such deferral shall be subject to such terms and conditions as may be established by the Administrator and to any applicable Code Section 409A requirements.

(q) *Fractional Shares:* Except as otherwise provided in an Award Agreement or determined by the Administrator, (i) the total number of shares issuable pursuant to the exercise, vesting or earning of an Award shall be rounded down to the nearest whole share, and (ii) no fractional shares shall be issued. The Administrator may, in its discretion, determine that a fractional share shall be settled in cash.

(r) *Compliance with Recoupment, Ownership and Other Policies or Agreements:* Notwithstanding anything in the Plan or an Award Agreement to the contrary, the Administrator may, at any time, consistent with, but without limiting, the authority granted in Section 3(b) herein, in its discretion provide that an Award, shares of Common Stock, cash or other benefits related to an Award shall be forfeited and/or recouped if the Participant, during employment or service or following termination of employment or service for any reason, engages in certain specified conduct, including but not limited to violation of policies of the Company or an Affiliate, breach of non-solicitation, non-competition, confidentiality or other restrictive covenants or other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate. In addition, without limiting the effect of the foregoing, as a condition to participation in the Plan, each Participant shall be deemed to have agreed to comply with the Company's clawback policy(ies), stock ownership and retention policy(ies) and/or other policies adopted by the Company or an Affiliate, each as in effect from time to time and to the extent applicable to the Participant. Further, each Participant shall be subject to such compensation recovery, recoupment, forfeiture or other similar provisions as may apply under an Award Agreement, other agreement or arrangement and/or Applicable Law. By participating in the Plan, a Participant shall be deemed to have consented to the provisions of the Plan, including but not limited to this Section 19(r).

(s) *Attestation:* Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Option Price of an Option or taxes relating to the exercise, vesting or earning of an Award by delivering shares of Common Stock, the Participant may, unless the Administrator determines otherwise and subject to procedures satisfactory to the Administrator, satisfy such delivery requirement by presenting proof of beneficial ownership of such shares, in which case the Company shall treat the Award as exercised, vested or earned without further payment and/or shall withhold such number of shares from the shares acquired by the exercise, vesting or earning of the Award, as appropriate.

(t) *Plan Controls:* Unless the Administrator determines otherwise, (i) in the event of a conflict between any term or provision contained in the Plan and an express term contained in any Award Agreement, the applicable terms and provisions of the Plan will govern and prevail, and (ii) the terms of an Award Agreement shall not be deemed to be in conflict or inconsistent with the Plan merely because they impose greater or additional restrictions, obligations or duties, or if the Award Agreement provides that such Award Agreement terms apply notwithstanding the provisions to the contrary in the Plan.

(u) *Electronic Delivery and Participation:* The Company may, in its sole discretion, decide to deliver to and obtain a Participant's acceptance of any documents related to an Award that may be granted under the Plan by electronic means or request such Participant's consent to participate in the Plan by electronic means.

20. Compliance with Code Section 409A

Notwithstanding any other provision in the Plan or an Award Agreement to the contrary, if and to the extent that Code Section 409A is deemed to apply to the Plan or any Award, it is the general intention of the Company that the Plan and all such Awards shall, to the extent practicable, comply with, or be exempt from, Code Section 409A, and the Plan and any such Award Agreement shall, to the extent practicable, be construed in accordance therewith. Deferrals of shares or any other benefit issuable pursuant to an Award that are otherwise exempt from Code Section 409A in a manner that would cause Code Section 409A to apply shall not be permitted unless such deferrals are in compliance with, or exempt from, Code Section 409A. In the event that the Company (or a successor thereto) has any stock which is publicly traded on an established securities market or otherwise, distributions that are subject to Code Section 409A to any Participant who is a "specified employee" (as defined under Code Section 409A) upon a separation from service may only be made following the expiration of the six-month period after the date of separation from service (with such distributions that were delayed to be made during the seventh month following separation of service, and any remaining payments due to be made in accordance with the Plan or Award Agreement), or, if earlier than the end of the six-month period, the date of death of the specified employee, or as otherwise permitted under Code Section 409A; and, provided further, if such a distribution is settled in cash in an amount based on the Fair Market Value of the Common Stock, then the Fair Market Value of the Common Stock shall be determined as of the date of settlement following the expiration of the six-month period unless an Award Agreement provides otherwise. For the purposes herein, the phrase "termination of employment" or similar phrases will be interpreted in accordance with the term "separation from service" as defined under Code Section 409A if and to the extent required under Code Section 409A. For purposes of Code Section 409A, each installment payment provided under the Plan or an Award Agreement shall be treated as a separate payment. Without in any way limiting the effect of any of the foregoing, (i) in the event that Code Section 409A requires that any special terms, provisions or conditions be included in the Plan or any Award Agreement, then such terms, provisions and conditions shall, to the extent practicable, be deemed to be made a part of the Plan or Award Agreement, as applicable, and (ii) terms used in the Plan or an Award Agreement shall be construed in accordance with Code Section 409A if and to the extent required. Neither the Company, its Affiliates, the Board, the Committee nor its or their designees or agents makes any representations that the payments or benefits provided under the Plan or an Award Agreement comply with Code Section 409A, and in no event will the Company, its Affiliates, the Board, the Committee nor its or their designees or agents be liable for any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant (or any person claiming through him or her) on account of non-compliance with Code Section 409A.

IN WITNESS WHEREOF, this Insteel Industries, Inc. 2025 Equity Incentive Plan is, by the authority of the Board of Directors of the Company, executed on behalf of the Company, effective as of February 11, 2025.

INSTEEL INDUSTRIES, INC.

By:

Name:

Title:

ATTEST:

By:

Name:

Title:



1373 Boggs Drive
Mount Airy, North Carolina 27030